Form 20-F
period 1997-12-31
PAGING NETWORK DO BRAZIL SA
filed 1998-04-30
CIK 1041491

===============================================================================

                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                FORM 20-F

           / /   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                  OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                    OR

        /x/  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                     SECURITIES EXCHANGE ACT OF 1934
               For the fiscal year ended December 31, 1997

                                    OR

      / / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                     SECURITIES EXCHANGE ACT OF 1934
                      For the transition period from
             ______________________ to ______________________

                         Commission file number:

                      Paging Network do Brasil S.A.
      ---------------------------------------------------------------------
          (Exact name of Registrant as specified in its charter)

                      Paging Network do Brasil Inc.
      ---------------------------------------------------------------------
             (Translation of Registrant's name into English)

                    The Federative Republic of Brazil
      ---------------------------------------------------------------------
             (Jurisdiction of incorporation or organization)

                        Rua Alexandre Dumas, 1,711
                          Chacara Santo Antonio
                       Sao Paulo, 04717-004, Brazil
      ---------------------------------------------------------------------
                 (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

 Title of each class                  Name of each exchange on which registered
 -------------------                  ------------------------------------------
       None                                             None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                   None
-------------------------------------------------------------------------------
                             (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                      13-1/2% Senior Notes due 2005
-------------------------------------------------------------------------------
                             (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                 1,378,401 Common Shares, no par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                             Yes /x/        No / /

Indicate by check mark which financial statement item the registrant has elected to follow.

                         Item 17 / /        Item 18 /x/


===============================================================================

                             Table of Contents

                                                                       Page
                                                                       ----
Presentation of Certain Information..................................... 1

Exchange Rates.......................................................... 1

PART I

   Item 1.   Description of Business.................................... 4

   Item 2.   Description of Property................................... 16

   Item 3.   Legal Proceedings......................................... 16

   Item 4.   Control of Registrant..................................... 17

   Item 5.   Nature of Trading Market.................................. 21

   Item 6.   Exchange Controls and Other Limitations Affecting
             Security Holders.......................................... 21

   Item 7.   Taxation.................................................. 22

   Item 8.   Selected Financial Data................................... 26

   Item 9.   Management's Discussion and Analysis of Financial
             Condition and Results of Operations....................... 27

   Item 10.  Directors and Officers of Registrant...................... 30

   Item 11.  Compensation of Directors and Officers.................... 30

   Item 12.  Options to Purchase Securities from Registrant
             or Subsidiaries........................................... 31

   Item 13.  Interest of Management in Certain Transactions............ 31

PART II

   Item 14.  Description of Securities to be Registered................ 33

PART III

   Item 15.  Defaults Upon Senior Securities........................... 33

   Item 16.  Changes in Securities, Changes in Security for Registered
             Securities and Use of Proceeds............................ 33

PART IV


   Item 17.  Financial Statements...................................... 33

   Item 18.  Financial Statements...................................... 33

   Item 19.  Financial Statements and Exhibits......................... 34

Signatures............................................................. 36

Index to Financial Statements......................................... F-1

                    Presentation of Certain Information

         As used herein, references to the Company, the Registrant and PageNet do Brasil refer to Paging Network do Brasil S.A.

         The Company publishes its financial statements in U.S. dollars. In this Annual Report, references to "dollars" or "$" are to U.S. dollars and references to "real" or "reais" are to Brazilian reais. Except as otherwise stated herein, all monetary amounts in this Annual Report have been presented in dollars. Solely for the convenience of the reader, this Annual Report contains translations of certain real amounts into dollars at specified rates. These translations should not be construed as representations that the real amounts actually represent such dollar amounts or could be converted into dollars at the rates indicated or at any other rate. Unless otherwise stated, the translations of reais into dollars have been made in accordance with the provisions of Statement of Financial Accounting Standards No 52 as it applies to entities operating in highly inflationary economies, at a P-TAX rate published daily by the Brazilian Central Bank (the "Central Bank").

                          Exchange Rate Data

         The Company publishes its financial statements in dollars. However, currently the majority portion of the Company's revenues and expenses are denominated in reais. For information regarding the effects of currency fluctuations on the Company's results, see "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations."

         There are two legal foreign exchange markets in Brazil: the Commercial Market and the Floating Market. The Commercial Market is reserved primarily for foreign trade transactions and transactions that generally require prior approval from Brazilian monetary authorities, including the purchase and sale of registered investments by foreign persons and related remittances of funds abroad. Purchases of foreign exchange in the Commercial Market may be carried out only through a financial institution in Brazil authorized to buy and sell currency in that market. The "Commercial Market Rate" is the commercial selling rate for Brazilian currency into U.S. dollars, as reported by the Central Bank. The "Floating Market Rate" generally applies to transactions to which the Commercial Market Rate does not apply. Prior to the implementation of the Real Plan, the Commercial Market Rate and the Floating Market Rate differed significantly at times. Since the introduction of the real, the two rates have not differed significantly, although there can be no assurance that there will not be significant differences between the two rates in the future. Both the Commercial Market Rate and the Floating Market Rate are reported by the Central Bank on a daily basis.

         Both the Commercial Market Rate and the Floating Market Rate are freely negotiated but are strongly influenced by the Central Bank, which typically intervened in the Commercial Market, prior to the implementation of the Real Plan, in order to control fluctuations and to regulate disparities between the Commercial Market Rate and the Floating Market Rate. After implementation of the Real Plan, the Central Bank allowed the real to float with minimal intervention. However, as described below, on March 6, 1995, the Central Bank announced its intention to intervene in the foreign exchange markets and has subsequently intervened in the markets and taken other actions affecting such markets.

         On August 1, 1993, the cruzeiro real replaced the cruzeiro as the unit of Brazilian currency, with each cruzeiro real being equal to 1,000 cruzeiros. Beginning in 1994, the Brazilian Government began implementation of the Real Plan. On July 1, 1994, the real replaced the cruzeiro real as the unit of Brazilian currency, with each real being equal to 2,750 cruzeiros reais and having an exchange rate of R$1.00 to US$1.00. According to Brazilian law, the issuance of reais is controlled by quantitative limits backed by a corresponding amount of U.S. dollars in reserves, but the Brazilian Government subsequently expanded those quantitative limits and allowed the real to float, with parity between the real and the U.S. dollar (R$1.00 to US$1.00) as a ceiling.

         On March 6, 1995, the Central Bank announced that it would intervene in the market and buy or sell U.S. dollars, establishing a band (faixa de flutuacao) in which the exchange rate between the real and the U.S. dollar could fluctuate. The Central Bank initially set the band with a floor of R$0.86 per US$1.00 and a ceiling of R$0.90 per US$1.00 and provided that, from and after May 2, 1995, the band would fluctuate between R$0.86 and R$0.98 per US$1.00. Shortly thereafter, the Central Bank issued a new directive providing that the band would be between R$0.88 and R$0.93 per US$1.00. On June 22, 1995, the Central Bank issued another directive providing that the band would be between R$0.91 and R$0.99 per US$1.00 and subsequently reset the band on January 30, 1996 to between R$0.97 and R$1.06 per US$1.00. There can be no assurance that the band will not be altered in the future. On June 7, 1996, the Commercial Market rate as reported by the Central Bank was R$0.99910 per US$1.00. On February 18, 1997, the Central Bank again reset the band to between R$1.05 and R$1.14 per US$1.00.

         The following table sets forth the Commercial Market Rate for U.S. dollars for the periods and dates indicated. Amounts are expressed in reais and have been translated from the predecessor currencies in effect during the relevant period at the rates of exchange at the time the successor currency took effect.

                                       Exchange Rates per US$1.00(1)
                                       -----------------------------
Period                        Low         High       Average(2)    Period-End
                              ---         ----       ----------    ----------

1990...................... 0.000004     0.000062     0.000025        0.000062
1991...................... 0.000062     0.000389     0.000149        0.000389
1992...................... 0.000393     0.004505     0.001655        0.004505
1993...................... 0.004557     0.118584     0.032809        0.118584
1994...................... 0.120444     0.940000     0.645000        0.846000
1995...................... 0.834000     0.972600     0.917742        0.972500
1996...................... 0.971800     1.041400     1.004000        1.039100
1997...................... 1.039500     1.116400     1.078100        1.116400

-----------

(1) The information set forth above is based on information published by the Central Bank.

    The Federal Reserve Bank of New York does not publish a noon-buying rate for reais.

(2) Weighted average of the exchange rates on business days for the period.

         Brazilian law provides that whenever there is a material imbalance, or a serious risk of a material imbalance, in Brazil's balance of payments, the Brazilian Government may, for a limited period of time, impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, as it did for approximately six months in 1989 and early 1990, as well as on the conversion of the Brazilian currency into foreign currencies.

         The Brazilian Government currently restricts the ability of Brazilian or foreign persons or entities to convert Brazilian currency into U.S. dollars or other currencies other than in connection with certain authorized transactions. The Central Bank has issued a certificate of registration authorizing each of the scheduled payments of principal of, premium on, and interest on the Company's 13-1/2% Senior Notes due 2005 (the "Notes") or for payments of principal of, premium on and interest on the Notes upon any early redemption of the Notes at the option of a holder of Notes. However, consent from the Central Bank is needed for the payment of principal of, premium, if any, on and interest on the Notes upon acceleration of the Notes following an event of default under the Indenture (an "Event of Default") pursuant to which the Notes were issued or for certain late payments of the Notes (i.e., payments made 181 days or more after a scheduled payment date). In addition, consent from the Central Bank is needed for (i) payments in respect of the Notes upon redemption by the Company in the event of certain changes in Brazilian law relating to tax withholding, (ii) payments in respect of the Notes in the event of redemption of the Notes by the Company, (iii) payments in respect of the Notes in the event of certain asset sales, and
(iv) payments in respect of the Notes in the event of a change of control. There can be no assurance that any required consent from the Central Bank will be obtained.

         There can be no assurance that the Brazilian Government will not in the future impose more restrictive foreign exchange regulations that would have the effect of eliminating or restricting the Company's access to foreign currency that would be required to meet its foreign currency obligations, including the Notes. The likelihood of the imposition of such restrictions by the Brazilian Government may be affected by, among other factors, the extent of Brazil's foreign currency reserves, the availability of sufficient foreign currency on the date a payment is due, the size of Brazil's debt service burden relative to the economy as a whole, Brazil's policy toward the International Monetary Fund and political constraints to which Brazil may be subject.

                                PART I

Item 1.  Description of Business.

General

         PageNet do Brasil's objective is to become a leading provider of paging and wireless messaging services in Brazil. The Company has secured licenses which enable it to broadcast paging services throughout the country, and currently serves approximately 47,260 subscribers. The Company has installed 72 paging transmitters in 10 cities (the "Existing Coverage Area"), commenced offering paging services in greater Sao Paulo in January 1997, and began marketing paging services in greater Rio de Janeiro in September 1997 and is evaluating whether to commence the marketing of paging services in three additional cities during 1999. PageNet do Brasil was formed by Paging Network International N.V. ("PageNet NV"), a wholly owned subsidiary of Paging Network, Inc. ("PageNet USA"), the largest paging company in the United States, Warburg, Pincus Ventures, L.P. ("Warburg Pincus"), a private equity fund, TVA Sistema de Televisao S.A. ("TVA"), a leading pay television company in Brazil, and a wholly owned subsidiary of Abril S.A., Latin America's largest publishing enterprise, IVP Paging (Cayman) L.P. ("IVP Cayman"), the general partner of which is IVP--International Venture Partners, Inc. ("IVP"), a private investment fund focused on Brazil, and Multiponto Telecomunicacoes Ltda. ("Multiponto"), an equity investor focused on the Brazilian telecommunications sector. Management believes that a number of factors create a favorable environment for the paging industry in Brazil, including: (i) Brazil's large population, (ii) its growing and stable economy, (iii) the paging market's relatively low penetration rate and high historical growth rate, and (iv) the relatively high demand for reliable communications services. The Company believes it will be well positioned to be a leading provider of paging services in Brazil because of its state-of-the-art infrastructure, high quality services, low cost structure and strategic relationships.

         The Company has completed the buildout of the Sao Paulo and Rio de Janeiro systems and has installed the infrastructure necessary to support both operations. The Company is currently focused on Sao Paulo and Rio de Janeiro (the "Initial Markets") and is evaluating whether to market paging services in Brasilia, Curitiba and Belo Horizonte (the "Expansion Markets") during 1999. The Company currently offers its Sao Paulo subscribers extended paging service in the other cities in the Existing Coverage Area.

Business Strategy

         The Company's strategy is to become a leading provider of paging services in Brazil. The principal elements of the Company's business strategy are to: (i) provide high quality paging services at a low cost,
(ii) leverage the PageNet USA relationship, (iii) gain rapid market penetration, and (iv) provide superior customer service.

         Provide High Quality Paging Services at a Low Cost. The Company has employed state-of-the-art FLEX(R) technology developed by Motorola, Inc. and is using equipment similar to that used by PageNet USA in the United States. Furthermore, the Company utilizes a fully redundant paging system that is linked by satellite. Management believes that as the number of subscribers grows, this advanced technology will allow the Company to be a provider of high quality paging services at a low cost per subscriber.

         Leverage the PageNet USA Relationship. The Company has implemented a marketing strategy and operating procedures similar to those of PageNet USA in the United States adapted to the Brazilian needs, and several members of the Company's senior management have had significant experience managing PageNet USA operations in the United States. Moreover, pursuant to the Technical Services Agreement, PageNet USA provides the Company with access to PageNet USA's products, paging expertise, intellectual property (including the exclusive use of PageNet USA's tradename in Brazil), volume supplier discounts and other capabilities. The Company has also benefited from the favorable relationships that PageNet USA has established with suppliers of paging equipment and from its use of the PageNet brand name, which is well established among multinational corporations. PageNet do Brasil is PageNet USA's first venture in the Latin American paging market, and PageNet USA's only enterprise in Brazil.

         Gain Rapid Market Penetration. The Company has gained, and continues to seek to gain, subscribers in its markets rapidly through extensive marketing and advertising and competitive pricing. As of December 31, 1997 the Company has captured an estimated 6% of the Sao Paulo paging market. Unlike competitors whose primary focus has been the consumer market, the Company focuses on both business and consumer paging customers. The Company targets business customers through a commissioned direct sales force and through telemarketing, and individual customers through advertising and through retail distribution channels including the use of two "retail showrooms" strategically located in Sao Paulo.

         Provide Superior Customer Service. Management believes that its competitors have not made customer service a primary focus of their business strategy and do not provide the customer with service standards that are prevalent in the United States. By focusing on key elements of customer satisfaction during the sales process and over the life of the subscriber, the Company provides high levels of customer service similar to those provided by PageNet USA in the United States. Moreover, similar to PageNet USA's practice in the United States, the Company has introduced customer service account representatives to the paging industry in Brazil, as a complement to sales representatives. The primary function of customer service account representatives is to serve existing accounts. In addition, customer service account representatives act as a secondary sales force, targeting existing customers for additional services and paging units. The Company believes this innovation allows it to ensure superior customer satisfaction, thereby minimizing customer turnover and increasing subscriber base growth.

The Company's Markets

         The Company has secured two national licenses which enable it to broadcast paging services on specified frequencies throughout Brazil. In addition, the Company has secured another local license which serves to enhance the Company's capacity in certain cities in the Existing Coverage Area. The Company is actively marketing paging services in Sao Paulo and Rio de Janeiro and currently offers extended paging coverage in the remainder of the Existing Coverage Area.

                                                               Estimated
Existing Coverage Area(1)                                     Population
-------------------------                                    (in millions)
                                                             -------------
Initial Markets:
Sao Paulo.................................................        22.7
Rio de Janeiro............................................        10.9
Expansion Markets:
Brasilia..................................................         1.7
Curitiba..................................................         2.0
Belo Horizonte............................................         3.4
Extended Coverage:
Porto Alegre..............................................         2.7
Salvador..................................................         2.6

Recife....................................................         2.8
Belem.....................................................         1.7
Goiania...................................................         1.3
                                                                  -----
   Total..................................................        51.8

----------

(1) Includes, in each case, the city identified as well as the regions surrounding such city in which the Company expects to provide its services.

(Source: Instituto Brasileiro de Geografia e Estatistica--IBGE (Brazilian Institute for Geographics and Statistics) (1995) )

         Initial Markets. The Company commenced offering paging services in greater Sao Paulo in January 1997 and in Rio de Janeiro in September 1997, the two largest metropolitan areas in the country with a combined population of approximately 33.6 million. The Company occupies 43,000 square feet of office space in Sao Paulo and 36,000 square feet of office space in Rio de Janeiro and had approximately 47,260 subscribers as of December 31, 1998. To support its business objectives, the Company has hired (i) hired the personnel, leased facilities and acquired telephone lines and other infrastructure to support the Company's operations (including its dispatch center and sales force); (ii) customized and installed its proprietary billing/collection/inventory/customer service information system; (iii) linked all of its paging transmitters via satellite; (iv) has opened one retail location at the Company's Sao Paulo headquarters and another one in the center of Sao Paulo; and (v) installed paging transmitters in each of the eight additional cities where it has secured licenses to Broadcast Paging Services.

         Expansion Markets. The Company has installed transmitters in eight cities in addition to Sao Paulo and Rio de Janeiro, including
Brasilia, Curitiba and Belo Horizonte, where the Company is evaluating whether to open local offices. The extent to which the Company will develop local offices in these, or any other, cities will depend upon a number of factors, including business and consumer demand, general economic conditions, the presence of competing businesses and telephone infrastructure. Moreover, the Company will consider attractive opportunities to enter other markets on an ongoing basis.

         Subscriber Capacity. The Company currently has sufficient license capacity in its Initial and Expansion Markets to provide paging services to approximately 600,000 subscribers, of which the Company can currently serve 250,000 based on its existing infrastructure. The Company expects to expand its infrastructure based on the demand for paging services in each market.


         Extended Coverage. Extended coverage allows a paging customer to receive pages in cities other than the customer's base city. Through the satellite-linked transmission system, customers can choose to receive pages only in their base city or to extend their paging service to include additional cities. For example, a customer in Sao Paulo can still receive pages when traveling to a city in the Extended Coverage Area. The Company has installed transmitters in Porto Alegre, Salvador, Recife, Belem and Goiania and is currently offering its customers in the Initial Markets extended paging coverage in all of these cities.

         Management expects that the ability to offer nationwide coverage increases the Company's marketability and potential subscriber base. While there is no immediate additional capital expenditure required for the provision of nationwide service, should the Company decide to offer extended coverage in additional cities, the Company would incur additional capital expenses in the future for the installation of transmitters in other cities in Brazil in order to develop a nationwide paging network. The Company expects that the incremental cost to build a nationwide network would quickly be offset by the revenue generated from sales of nationwide paging service in Brazil.

Operations and Systems

         Overview. The Company's day-to-day operations for the provision of paging service to its subscribers are substantially similar to those of PageNet USA in the United States. Pagers and other paging equipment are received by the Company and placed in inventory, where they are appropriately labeled and coded for proper tracking after sale, and programmed to respond only to a particular code. These pagers are then supplied to the Company's direct sales representatives, the Company's stores or to other sellers of the Company's service, who are responsible for the initial sales process including payment collection, the completion of an application for service, and the delivery of a functioning pager. The Company's billing department enters the appropriate customer information to begin the billing process, and the collections department begins tracking the customer's payment history to ensure timely payment. Customer service representatives address calls from customers regarding the functions of the pager, service details and payment policies. The dispatch center, which receives the calls from individuals sending pages to subscribers and enters the message into the paging terminal, dispatches messages 24 hours per day, seven days per week. The systems department monitors daily all of the Company's equipment including transmitters, paging terminals and supporting software and hardware.

         Dispatch Center. The Company operates state-of-the-art dispatch centers in Sao Paulo and Rio de Janeiro, utilizing customized dispatch software and analytic staffing software designed to enhance productivity. The Company currently has sufficient telephone capacity in both cities to conduct its business for the foreseeable future and expects that it will be able to obtain additional telephone capacity as the demands of its business require. The Company emphasizes both productivity and quality performance to its dispatch center staff through training, monthly monitoring and incentive based performance measures.

         Advanced Information Systems. The Company uses an advanced proprietary management information system, customized to accommodate the Brazilian market. This system is used primarily to support three principal areas of the Company's business: (i) customer service, including billing systems; (ii) network management and operational support systems; and (iii) general business support systems including financial management. The Company's information systems have been designed to accommodate efficiently the increased volumes of data that the Company expects to process in the future as the Company's subscriber base continues to grow.

         Customer Service. The Company's customer information and billing system incorporates all aspects of billing and customer preferences, which are intended to produce a high level of customer satisfaction and to minimize customer turnover levels. The Company's customer information and billing system provides management with readily accessible information regarding subscribers' pager usage, coordinates customer account information among the various departments and ensures that customers receive all requested products and technical and support services. This access to information facilitates the provision of attentive customer service. The Company's account representatives, who are responsible for customer service, respond to a customer's telephonic inquiry within 24 hours. The Company believes that customer service is an important factor in developing customer loyalty and differentiating its service from that of its competitors.

         Billing and Collections. The Company utilizes the Brazilian custom of invoicing customers through the banking system. Billing information is electronically transmitted to the Company's bank which then sends the invoices and collects the Company's receivables at its branches or affiliates. The Company has implemented a collections policy to contact delinquent customers, charge a late fee and finally suspend service until the account is made current. The Company will monitor customer payment patterns and has developed a subscriber credit criteria policy.

         Network Maintenance. The Company has two separate but coordinated network maintenance systems. The first is dedicated to the proper maintenance of the paging system which includes daily dial-in to each of the Company's paging transmitters, monthly preventative maintenance reviews of each site, periodic review of the satellite uplink and constant monitoring of the paging terminals that reside in the Company's local offices. This department is also responsible for updating and upgrading the hardware and software so that the system is operating at the highest possible level. The second system is responsible for the maintenance and interconnectivity of all other computer systems, including the dispatch department's systems, the Company's LAN and related productivity software and the telephone system. In addition, this department is responsible for the Company's relationship with local and long distance telephone companies including the acquisition of additional telephone lines.

Sales and Marketing

         The Company's current marketing strategy is to differentiate its service from that which is available in the Brazilian market today. The Company believes that it provides service at a lower cost and with higher quality than its competitors through the use of its advanced FLEX(R) technology and satellite-linked network, customized information systems, and focus on customer service. In its marketing and advertising, the Company highlights the PageNet brand name which is associated with worldwide leadership and quality in the paging business. The Company also prices its high quality service competitively and utilizes various sales channels to distribute its product. The Company focuses on both the business market and the consumer market.

Business Market

         Customer Segmentation. The Company targets businesses whose employees are highly mobile or work at several locations. Such customers include companies in service industries, hospitals and medical professionals, construction and manufacturing companies, governmental agencies and retail and financial institutions. In addition, the Company's use of the PageNet name, which is recognized by U.S.-based multinational companies, gives the Company a competitive advantage over other paging companies in acquiring multinational accounts. The Company believes that the business market segment will offer stronger recurring revenues and will experience a higher subscriber retention rate than the consumer market segment. As of December 31, 1997, businesses accounted for approximately 25% of the Company's pagers in service in Brazil.

         Subject to appropriate credit policies, the Company leases pagers to businesses, thereby reducing the business customer's capital outlay and increasing the Company's revenue per unit. The Company has identified more than 20,000 business targets for sales in its early months and generally expects that businesses will account for approximately 20% to 25% of the total units in service in Brazil.

         Distribution. The Company employs a direct sales force to target specific businesses. Sales representatives receive leads through a number of sources, including the Company's telemarketing department, referrals and advertising. In addition, unlike its competitors, the Company employs a separate team of account representatives, whose primary function is to serve existing accounts. In addition, the account representatives act as a secondary sales force, targeting existing customers for additional services and paging units. The Company believes that by shifting the customer service function from the sales representative to an account representative, the sales representative is more productive and the customer is better served.

Consumer Market

         Customer Segmentation. The Company estimates that, as of December 31, 1997, individuals accounted for approximately 75% of total pagers in service in Brazil. Management believes that consumer demand for paging service arises from four factors: (i) the increased consumer purchasing power due to Brazil's stable and growing economy; (ii) the need for reliable, portable communications services; (iii) delayed access to telephone service or the prohibitive cost of immediate access; and
(iv) the higher cost and lower reliability of cellular telephone service.

         Advertising is a key component of the Company's consumer marketing strategy. To that end, management has hired Standard Ogilvy & Matter, a multinational advertising firm with extensive experience in consumer products to target high quality customers. The Company's advertising campaign and maintenance program includes the use of newspapers, magazines, billboards and radio.

         Distribution. In Sao Paulo, the Company's advertising campaign directs consumers to the Company's strategically located retail showrooms. Additionally, the Company has developed a retail outlet distribution channel through which the Company may provide pagers to the retailer at wholesale prices. Once purchased by a subscriber, the pager is activated on the Company's standard retail contract as a subscriber-owned pager.

Products

         Existing Products. The Company offers PIN-based alphanumeric paging with dispatch service included, at a competitive price. Additional product enhancements are available to subscribers, including extended coverage in Existing Coverage Area, pager protection against loss or theft and pager maintenance.

         Subsequent Products. The Company expects to offer additional products, many of which will be new products to the Brazilian paging market. These products are expected to include: (i) page-by-name, which allows the caller to eliminate the use of a PIN and send a page using only the subscriber's name; (ii) direct dial paging, which allows the caller to dispense with the use of a PIN and send a page using a subscriber's direct telephone number; (iii) customized greeting, which allows a subscriber to customize service and have a dispatch center operator answer using the subscriber's name and other information as designated by the subscriber; (iv) numeric paging; (v) PageMail, which adds voice mail service to an existing subscriber account; (vi) click detection, which enables Brazil's prevalent pulse telephones to send pages where tone telephones would otherwise be required; (vii) self dispatch, which allows subscribers to send pages directly from their personal computers, without accessing the dispatch center; and (viii) Internet dispatch and e-mail capabilities. Although the Company's current principal focus is offering its initial products at competitive prices and achieving rapid market penetration, the Company anticipates that these additional products may enhance revenues and attract more technologically demanding customers when and if such subscriber products are implemented and offered.

         Future Products. In the future, the Company may deploy new paging or paging-related products. One such product in an advanced development stage is VoiceNow. Developed jointly by PageNet USA and Motorola, Inc., VoiceNow subscribers would carry a portable receiver, approximately the same size as an alphanumeric pager, that is capable of receiving, storing and playing brief voice messages. Although the Company has access to this and additional technologies through its relationship with PageNet USA, there can be no assurance that the Company will offer any of these products or services in the future.

Paging Systems Equipment

         The Company's paging system equipment consists of call distribution telephone connectors, dispatch systems, paging terminals, satellite uplinks, satellite receivers, paging transmitters and pagers. Additional supporting equipment includes fully redundant telephone switches, dispatch systems and paging terminals, uninterrupted power supplies, backup generators, dedicated land lines redundant to the microwave and satellite-linked systems and land lines to each transmitter for daily diagnostic review and maintenance. The Company, with the technical support of PageNet USA, has supervised the entire paging infrastructure buildout from transmitter site selection to transmitter installation alignment to programming of the paging terminal.

         The Company has secured satellite access from Embratel Sistema Telebras, the Brazilian state-owned satellite and long distance telephone company, to access BrasilSat One, a Brazilian satellite, and link its paging transmitters. The Company leases its satellite access under a five-year contract. A "backbone" network of satellite paths with microwave and conventional radio links will connect the operators, telephone lines, terminals and control equipment to various cities to be served.

         The Company uses one of the most sophisticated paging message transmission protocols available, developed with FLEX(R)-based technology. The FLEX(R) transmission protocol, developed by Motorola, Inc., improved upon the prior paging message transmission system, POCSAG, by increasing the accuracy of the data coding format and refining the error correction process. These improvements made FLEX(R) the more reliable method of transmitting paging messages. Additionally, the technological improvements of FLEX(R) allow a paging service provider to utilize less of its transmission system capacity for each message. The improved efficiency of the FLEX(R)-based paging transmission system results in the transmission of up to three times the amount of data using a single paging frequency than previously possible under the POCSAG system.

         An additional benefit of a FLEX(R)-based paging message transmission system is the improved battery life of FLEX(R)-based pagers. Because FLEX(R) technology has improved the timing of message delivery, the batteries of FLEX(R)-based pagers tend to last longer than those of pagers using POCSAG technology.

         The Company's paging transmission system is fully redundant which allows the system to automatically readjust and continue operating through an identical paging terminal, upon the failure of any of the system's key components. This system is driven by the Company's fully featured diagnostics software and alarm-monitoring hardware.

         The equipment used in the Company's paging operations is available for purchase from more than one source and the Company anticipates that equipment and pagers will continue to be available to the Company in the foreseeable future, consistent with normal manufacturing and delivery lead times. Because of the high degree of compatibility among different models of transmitters, computers and other paging equipment manufactured by suppliers, the Company has designed its systems without being dependent upon any single source of such equipment.

         The Company does not and will not manufacture any of the pagers or related transmitting and computerized paging terminal equipment used in the Company's paging operations. The Company's relationship with PageNet USA provides it with access to volume discounts on all of its supplies. PageNet USA has arranged with its U.S. suppliers to ensure that the Company will receive favorable prices on all supplies, including pagers. There can be no assurance that PageNet USA's arrangement with its suppliers will continue or that the Company will be able to receive all of its supplies at prices comparable to those obtained by PageNet USA.

Competition

         The Company does experience and will continue to experience direct competition from one or more competitors in all the locations in which it plans to operate. Competition for subscribers to the Company's paging services in most geographic markets will be based primarily on the price of hardware, the price of monthly service, quality of services offered and the geographic area covered. The Company believes that its price of hardware and service, the quality of its services and its geographic coverage areas will generally compare favorably with those of its competitors.

         Although some of the Company's competitors are small privately owned companies serving only one market area, others are subsidiaries or divisions of larger companies that provide paging services in multiple market areas. Among the Company's competitors are Teletrim, Mobitel,

Conectel, Powernet and Acess.

         In the Sao Paulo and Rio de Janeiro metropolitan areas, which together are estimated to represent approximately 67% of the current paging market in Brazil, more than eight competitors share a market of approximately 800,000 pagers. While there is healthy competition in the paging market, no single competitor dominates the market. The current industry leaders, Teletrim and Mobitel, each service fewer than 300,000 subscribers. In Sao Paulo, the Company's main competitors will be Teletrim, which holds approximately 25% of the market, and Mobitel, which holds approximately 20% of the market. In Rio de Janeiro, Teletrim holds approximately 44% of the market while Mobitel and Powernet hold approximately 18% and 14%, respectively. In the regions of Brazil outside of Sao Paulo and Rio de Janeiro, which account for approximately 33% of the existing paging market in Brazil, Mobitel leads the major operators, primarily due to its strong presence in Brasilia. Approximately 65% of the market outside of Sao Paulo and Rio de Janeiro is held by smaller paging operators.

         The primary focus of the Company's competitors in the Brazilian paging market has been the consumer market, rather than the business market. The Company focuses on both the consumer and business market and thereby takes advantage of the fact that the corporate customer in the business markets is more likely to maintain service, remit payments on a timely basis, purchase enhanced services and have a better appreciation for the paging service.

Employees

         As of December 31, 1997, the Company had a total of 463 employees. The Company's employees are not currently subject to collective bargaining agreements, although under the Brazilian
Constitution the employees have a right to organize a union. The Company considers its employee relations to be good.

Government Regulation

         Telecommunications. Under Brazilian law, the provision of public services requires a concession, license or authorization granted by the relevant governmental authority. Under the Brazilian Constitution, the Federal Government is required to provide, directly or through concession, license or authorization, telecommunication services in accordance with the applicable regulations. According to this Constitutional provision, the Federal Government may freely grant concessions to private sector companies to provide telephone and telecommunications services and data transmission services. On July 19, 1996, Law 9,295 was enacted to regulate telecommunication services, which includes a provision establishing that the Federal Government may impose restrictions in the composition of the capital stock of the companies holding concessions for the provision of mobile cellular telephone services and satellite signal transportation services for the period of three years following the enactment of such law. Such restriction will be imposed when required by national interest and shall require that at least 51% of the voting capital of such companies is held by Brazilian citizens. It is also provided by such law that the concessions can only be granted to companies organized under Brazilian law and having their head offices in Brazil. Decree 2,056 of November 4, 1996, which approved the regulations applicable to cellular telephone services, delegated to the Ministry of Communications the authority to establish limits to foreign participation with respect to such services. The Ministry of Communication has issued the call for a public bid (Concorrencia 001/96-SFO/MC) for the purchase of concessions to provide cellular telephone services, with the requirement that at least 51% of the voting capital of the proposed owners of the concessions be held by Brazilian citizens. Brazil was divided into 10 concession areas and the interested companies presented their bids on April 7, 1997. The awarding of the concessions has been recently completed.

         On July 16, 1997, Law 9,742, the General Telecommunications Law, was enacted. The law created the National Telecommunication Agency (ANATEL) with the function of regulating telecommunication in the country. The law also provides for (i) the organization of the telecommunications system, including the granting of licenses, which has replaced the Telecommunications Code enacted in 1962 and (ii) the restructuring and privatization of the Telebras System that was recently begun. Article 18, Sole Paragraph of the law authorizes the Federal Government, under certain conditions, to impose foreign ownership restrictions relating to the capital stock of companies providing telecommunications services.

         Development of Paging Regulations. The National Telecommunications Agency (ANATEL) is the governmental body responsible for the granting of paging licenses in Brazil and is also the body in charge of regulating the exploitation of such services in Brazil. Currently, paging services in Brazil ("Servico Especial de Radiochamada") are regulated by Rule No. 15/97, approved by Ordinance 558, of November 3, 1997, of the Ministry of Communications, making use of its residual competence prior to the effective installation of ANATEL. Ordinance 558/97 expressly revoked Ministry of Communications Ordinances 232/91 and 579/94, as well as Ordinance Minfra-SNC 32/91.

         Pursuant to paging regulations, a paging operator must first obtain a paging license from ANATEL in order to provide paging services in Brazil. All licenses are non-exclusive licenses to provide paging services in a service area.

         The paging regulations distinguish between nationwide, regional, mid-regional, micro-regional and local licenses. The nationwide license allows the license holder to provide paging services in the Federal District and the 26 States of the Federation. The regional licenses allow the license holder to provide paging services in one of nine regional areas encompassing one or more Brazilian States. The State of Sao Paulo constitutes Regional Area One, the States of Rio de Janeiro e Espirito Santo constitute Regional Area Two, and so forth. The mid and micro regional areas are defined by the Brazilian Institute of Geography and Statistics - IBGE. Finally, the local license allows the license holder to provide separate services in one locality of the national territory. The paging regulations also provide that the license holder may, eventually, provide paging services on an international basis, as long as it has transmission capacity through other providers abroad.

         Regarding the granting of new licenses, the paging regulations provide that a license holder or its controlled or affiliated companies may only have one permission to exploit paging services in the same area of coverage. The regulations also provide for the consolidation of previously existing licenses in one sole permission under certain circumstances. The transfer of paging licenses or the transfer of control of the license holder is subject to the prior approval of the Ministry of Communications. The transfer of licenses or the transfer of control of the license holder can only be made after the effective commercial operation of the services begins.

         On April 8, 1997, the President enacted Decree No. 2196, approving the Regulation for Special Telecommunication Services, within which paging services are included. Such Decree provides the guidelines for the granting of licenses with respect to such services by the Ministry of Communications. Such Decree confirmed the competence of the Ministry of Communications to establish specific complementary rules, to grant licenses, to allocate frequencies and to supervise the exploitation of such special services. Since the enactment of the General Telecommunications Law, the Ministry of Communications has been replaced by ANATEL regarding such functions.

         Decree No. 2196/7 regulates the procedure for the granting of new licenses for exploitation of special services, which include the possibility of a prior public consultation by the Ministry of Communications with respect to the granting of such licenses, as well as the applicable terms and conditions of such grants. The Decree also regulates the requirements of the call for public bid, the rules for pre qualification of the interested parties, the criteria for judgment of the proposals and for the granting of the licenses. The granting of new licenses shall be formalized by means of the execution of a contract between the Ministry of Communications and the awarded party.

         Regarding the exploitation of the services the Decree expressly assures the licensees the right to use equipment not owned by the licensee and to contract with third parties the development of activities inherent, accessory or complementary to the licensed services, provided that: (a) the licensee shall remain responsible before the Ministry of Communications and the users for the execution and exploitation of the services; and (b) the licensee shall be contractually bound to the users.

         Decree No. 2196/97 assures the transfer of the licenses, provided the transferee complies with the qualification requirements imposed by the Ministry of Communications and undertakes to comply with all of the conditions of the contract, assuming all rights and obligations of the transferor. As mentioned above, there is no minimum term for the transfer of paging licenses, the only requirement being the commencement of the commercial operation of such services.

         The number of requests for paging licenses presented to the Ministry of Communications increased in 1994 and 1995 and, as of March 14, 1997, approximately 855 local licenses had been issued. The Ministry of Communications has estimated that another 1,000 local licenses will be issued in the near future. In April 1997, two of the Licenseholders (TVA and Multiponto) were granted nationwide licenses by the Ministry of Communications. As of April 1998, only twelve national licenses were issued by the Ministry of Communications.

         Paging Licenses. Under the General Ttelecommunications Law, Decree 2196/97 and Rule 15/97, paging licenses are granted by ANATEL for a period of 15 years and are renewable for successive 15 year periods. Renewal of licenses is expected provided the paging operator has complied with the terms of the operating license and has requested the renewal at least 18 months prior to the expiration date of the license. Under the Decree a fee may be charged for the renewal of the license in an amount to be agreed between the Ministry of Communications and the licensee, at least 12 months prior to the expiration of original term. The license establishes the terms and conditions under which the paging service should be provided. Those conditions include, among others: (i) lack of exclusivity of the service, (ii) a prohibition on the transfer of the license prior to the commencement of commercial operation of the service,
(iii) prior authorization from the Ministry of Communications for any transfer of the license, (iv) the licensee's compliance with certain terms and conditions specified by the Ministry of Communications such as price schedules, and (v) the licensee's performance under the license. Any transfer of a paging license is subject to the prior approval of the Ministry of Communications. A license may not be directly transferred by a license holder to a third party until after the commencement of commercial operation of the service. Transfers of shares which cause a change in the control of the licensee or entity which controls the licensee must also receive prior approval of the Ministry of Communications. Licenses may be revoked prior to their expiration by the Ministry of Communications for a number of reasons, including: (i) the public interest as determined by the Ministry of Communications, (ii) the failure of the licensee to meet the terms and conditions of the license,
(iii) the transfer of the license without the consent of the Ministry of Communications, or (iv) the failure of the licensee to pay the required license fees. To initiate paging services, the paging operator must be granted three different permits or approvals by the Ministry of
Communications:

(i) the initial license, which entitles the license holder to develop paging services under a certain frequency and in certain localities formalized by an adhesion contract signed by the license holder and the Ministry of Communications; (ii) the Project Approval Certificate which permits installation of equipment necessary for the development of the paging service in accordance with the installation project of the license holder and, once the installation period is complete, (iii) the paging operating license. Under applicable regulations, the Licenseholders received paging licenses from the Ministry of Communications and pursuant to the Operating Agreements and other covenants (the "Operating Agreements"), the Company is required to construct and start the operation of its service within 12 months of the issuance of the paging license. To meet the requirements of operating within the meaning of the paging license, a licensee is required to construct a single site from which a radio signal can be directed. The Company has complied with this condition in each of the cities for which a local paging license and a Project Approval Certificate have been obtained and, as a result, the corresponding paging operating permit for each of such cities has been issued by the Ministry of Communications. Under nationwide licenses, it will be necessary for the Company to present and obtain approval from the Ministry of Communications of the installation project, as well as, the subsequent issuance of the paging operating license for the relevant station. The fee for an operating license totals one-half of one percent of the fixed assets of the licensee (deemed to be the transmitters, paging terminal and initial supply of pagers). In addition, licensees must pay a fee of approximately US$1,206 per transmitter installed.

         Subject to certain exceptions, generally any paging licenses not already issued are to be granted pursuant to a public auction administered by the Ministry of Communications. The rules of the auction are expected to be open to public comment before the actual process is initiated. The Company is planning to participate in this auction although there can be no assurance that the Company will acquire any licenses at the auction.

         Additional frequencies have been awarded to Mobitel in Sao Paulo and Rio de Janeiro, and to Teletrim in Rio de Janeiro. The current regulations allow the Company to request additional frequency allocations if needed; such additional frequency allocations will be granted pursuant to a public auction administered by the Ministry of Communications. The Company anticipates needing additional licenses in the Initial Markets only. There can be no assurance that the Company will receive the additional licenses, which may materially alter the Company's market projections.

         Paging License Ownership; Operating Agreements; Agreements to Transfer Licenses. The licenses presently operated by the Company were granted to and are owned by TVA, Multiponto and San Francisco Comunicacoes Ltda., an affiliate of IVP (the "Licenseholders") and are valid through July 28, 2009. The Company has entered into Operating Agreements with each of the Licenseholders pursuant to which the Company has the right to operate the paging licenses held by the Licenseholders. The Company has also entered into Agreements of Promise of Assignment and Transfer of Permissions (the "Transfer Agreement") with each

Licenseholder pursuant to which the Licenseholders have agreed, subject to the necessary approvals, to transfer their paging licenses to the Company. The Company is in negotiations with the Ministry of Communications and ANATEL regarding the transfer of the licenses, in view of the fact that the three year minimum term limitation no longer applies. Under the applicable paging legislation, operating agreements are permitted and do not amount to a transfer of the license.

Trademarks

         The Company markets its paging and related services under various names and marks, including PageNet and PageMail. The Company's use of each of these marks is granted by the terms of the Technical Services Agreement with PageNet USA. Under the Technical Services Agreement, the Company has use of the PageNet USA trademarks and service marks in Brazil for so long as PageNet USA holds such properties absent breach by the Company of its obligations thereunder or Brazilian governmental action requiring its termination. PageNet USA has applied to register the mark PageNet in Brazil. PageNet USA has advised the Company that certain third parties also have applied to register the PageNet name in Brazil. PageNet USA is pursuing vigorously its registration of the PageNet mark. However, there can be no assurance that PageNet USA will be successful in which case the Company may not have the right to use the PageNet mark.


Item 2.  Description of Property.

         The Company currently leases 43,000 square feet of office space in Sao Paulo and 36,000 square feet in Rio de Janeiro under a five-year lease. These spaces house the Company's corporate headquarters, as well as its Sao Paulo and Rio de Janeiro operations, including dispatch centers, systems rooms and a retail showroom. In addition, the Company leases an additional retail showroom in downtown Sao Paulo.

         In each of the cities in which the Company has secured paging licenses, the Company has entered into and will continue to enter into agreements for the placement, construction and maintenance of paging transmitter antennas.

Item 3.  Legal Proceedings.

         The Company is not a party to any legal proceedings that would have a material adverse effect on its results of operations and financial condition.

Item 4.  Control of Registrant.

         The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock, no par value (the "Common Stock") and Preferred Stock, no par value (the "Preferred Stock") as of April 29, 1998 as determined in accordance with Rule 13d-3 under the Exchange Act, unless otherwise stated with respect to (i) each person known by the Company to be the beneficial owner of more than five percent of any class of the Company's voting securities and (ii) all directors and executive officers of the Company, as a group.


                                                                         Common Stock                    Preferred Stock
                                                                         ------------                    ---------------
Name and Address of                                              Number                               Number
Beneficial Owner                                               of Shares        Percentage(1)       of Shares      Percentage
----------------                                               ---------        -------------       ---------      ----------
Paging Brazil Holding Co., LLC
c/o Warburg, Pincus Ventures, L.P.
466 Lexington Avenue
New York, New York 10017(2).................................     939,955                 68.2%              _               _

Warburg, Pincus Ventures, L.P.
466 Lexington Avenue
New York, New York 10017(2)(3)..............................     939,955                 68.2%         20,000           66.7%

Paging Network International N.V.
4965 Preston Park Blvd.
Plano, Texas 75093(4).......................................     325,982                 19.1%              _               _

IVP Paging (Cayman) L.P.
c/o Maples and Calder
P.O. Box 309
George Town, Grand Cayman
Cayman Islands, B.W.I.......................................     325,982                 23.7%          8,000           26.7%

Multiponto Telecomunicacoes Ltda.
Avenida Presidente Wilson No. 231
Rio de Janeiro, Brazil(5)...................................     122,243                  8.6%          2,000            6.7%

Douglas M. Karp(6)
Warburg, Pincus Ventures, L.P.
466 Lexington Avenue
New York, New York 10017....................................     939,955                 68.2%         20,000           66.7%

David E. Libowitz(6)
Warburg, Pincus Ventures, L.P.
466 Lexington Avenue
New York, New York 10017....................................     939,955                 68.2%         20,000           66.7%

All directors and executive officers as a group

(7 persons)(7)..............................................      30,805                  2.2%              _               _
-----------

(1) Calculated in accordance with Rule 13d-3 under the Exchange Act.
(2) Warburg Pincus owns 100% of the voting interests in Holding LLC.

(3) The sole general partner of Warburg Pincus is Warburg, Pincus & Co., a New York general partnership ("WP"). E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW LLC"), manages Warburg Pincus. The members of EMW LLC are substantially the same as the partners of WP. Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC. WP has a 15% interest in the profits of Warburg Pincus as the general partner, and also owns approximately 1.2% of the limited partnership interest in Warburg Pincus.

(4) PageNet NV holds a subscription bond that is currently exercisable into 325,982 shares of Common Stock.

(5) Multiponto holds a subscription bond that is currently exercisable into 40,748 shares of Common Stock.

(6) All shares indicated as owned by Messrs. Karp and Libowitz are owned by Warburg Pincus and are included because of the affiliation of Messrs. Karp and Libowitz with Warburg Pincus. Messrs. Karp and Libowitz, Managers of Holding LLC, are Managing Directors and members of EMW LLC and general partners of WP.

(7) Excludes directors qualifying shares.

Shareholders Agreement

         The relations among the Company's shareholders, Warburg Pincus, PageNet NV, IVP Cayman, Multiponto, TVA (together, the "Shareholders") and Messrs. Trynin and Fregenal (together with other stockholding members of the Company's management "Management Investors"), are governed by a Shareholders Agreement, dated as of December 11, 1996, as amended as of March 10, 1997 (the "Shareholders Agreement"). The following describes certain terms of the Shareholders Agreement:

         Board of Directors. The Company is managed by a Board of Directors that is currently comprised of five members. For so long as IVP Cayman beneficially owns at least 10% of the Common Stock outstanding on a fully diluted basis, IVP Cayman will have the right to designate one director to the Board of Directors. For so long as (i) PageNet NV beneficially owns at least 10% of the Common Stock outstanding on a fully diluted basis or (ii) the Technical Services Agreement is in full force and effect, PageNet NV shall have the right to designate one director to the Board of Directors. For so long as Warburg Pincus beneficially owns more shares of Common Stock outstanding on a fully diluted basis than any other shareholder of the Company, Warburg Pincus will have the right if it so chooses to designate a majority of the directors of the Board of Directors. In the event Warburg Pincus is not entitled to designate a majority of the Board of Directors, but Warburg Pincus beneficially owns at least 10% of the Common Stock outstanding on a fully diluted basis, Warburg Pincus will have the right to designate one director to the Board of Directors.

         Restrictions on Transfer of Stock. Neither IVP Cayman nor PageNet NV will sell, assign, transfer or otherwise dispose of ("Transfer") any capital stock of the Company ("Capital Stock") held by it without the prior written approval of Warburg Pincus, which approval will not be unreasonably withheld. Such restriction applies to IVP Cayman only for a period of five years following the issuance of any such stock. The Management Investors may not Transfer stock held by them for a period of five years following the issuance of such stock, subject to certain exceptions.

         PageNet NV Right of First Offer. PageNet NV has a right of first offer with respect to either the Transfer by any Shareholder or the Transfer by the Company of any of its assets.

         Tag-Along Rights; Drag-Along Rights. The Shareholders Agreement provides tag-along rights for (i) the Management Investors in the event that the Shareholders Transfer all their shares of Common Stock and (ii) each Investor in the event that another Shareholder Transfers any of its Capital Stock. In the event that Warburg Pincus chooses to Transfer all its shares of Common Stock or Preferred Stock to a proposed transferee, the Shareholders Agreement provides that Warburg Pincus may require each other Shareholder to Transfer all its shares of Common Stock or Preferred Stock, as the case may be, to such transferee.

         Preemptive Rights. Except in connection with an underwritten public offering or a merger of the Company, the Shareholders Agreement provides each Shareholder with preemptive rights in connection with any issuance of equity securities by the Company. Each Shareholder has agreed to waive its preemptive rights in connection with the issuance of shares of Common Stock to Holding LLC.

         Consent Rights of Preferred Stock. The consent of the holders of a majority in interest of the outstanding Preferred Stock is required for any of the following actions to be taken by the Company: (i) the acquisition or disposition of significant assets outside the ordinary course of business, (ii) the incurrence of any indebtedness or other commitment in excess of US$250,000, (iii) the amendment of the by-laws (estatutos sociais) of the Company (the "By-laws"), (iv) the guarantee of any third party indebtedness or the incurrence of any lien outside the ordinary course of business, (v) transactions with affiliates, (vi) the entry by the Company into a new business, (vii) the issuance of any equity securities, and (viii) the winding up, liquidation or dissolution of the Company. The consent rights of the holders of the Preferred Stock with respect to the matters described in clauses (i) through (vi) above will not be required in the event that Warburg Pincus ceases to beneficially own any shares of Preferred Stock.

Registration Rights Agreement

         In connection with the formation of the Company, the Company entered into a Registration Rights Agreement with the Shareholders (the "Registration Rights Agreement"), pursuant to which the Company granted registration rights with respect to all shares of Common Stock and Preferred Stock owned by the Shareholders. Such registration rights also extend to any capital stock of the Company issued as a dividend in respect of such shares. Subject to certain customary exceptions and limitations, the Company has agreed to provide two demand registrations to the holders of Registrable Securities (as defined in the Registration Rights Agreement), which may be exercised by the holders of more than 50% of the Registrable Securities. The Registration Rights Agreement also provides for piggyback registration rights in the event the Company files a registration statement for the sale of its securities, subject to certain customary exceptions and limitations. In addition, once the Company is qualified to use Form F-3 or S-3 under the Securities Act, the holders of Registrable Securities shall have the right to request four registrations on Form F-3 or S-3 to register all or a portion of such shares under the Securities Act, subject to certain conditions. In general, all fees, costs and expenses of such registration (other than underwriting discounts and selling commissions applicable to sales of the Registrable Securities) will be borne by the Company. The Company has agreed to indemnify the holders of Registrable Securities from any liability arising out of or relating to any untrue statement of a material fact or any omission of a material fact in any registration statement or prospectus filed by the Company pursuant to the Registration Rights Agreement, subject to certain exceptions.

Equity Registration Rights

         In connection with the issuance of non-voting member interests of Holding LLC (together with shares of Common Stock of the Company distributed in respect thereof, the "Registrable Securities") to the Initial Purchasers, the Company and Holding LLC (together, the "Issuers") and Warburg Pincus, IVP Cayman, Multiponto, TVA, and PageNet NV (together, the "Shareholders") and the Initial Purchasers have entered into the Equity Registration Rights Agreement, which provides that the holders of Registrable Securities have the following registration rights and other rights and obligations with respect to the Registrable Securities.

         Registration Rights. Subject to certain customary exceptions and limitations, the holders of Registrable Securities will be entitled to require the Company to effect up to two registrations, which may be exercised by holders of at least 35% of Registrable Securities. The Equity Registration Rights Agreement also provides for piggyback registration rights in the event that either of the Issuers files a registration statement for the sale of its securities, subject to certain customary limitations.

         Tag-Along Rights. Subject to certain customary exceptions and limitations, in the event of a proposed direct or indirect sale or other disposition (collectively, a "Transfer") of beneficial ownership of Common Stock or any other common equity of the Company or any equity interests in Holding LLC (whether now or hereafter issued), in any such case, by any Shareholder in any transaction or a series of related transactions to any person or persons (such other person or persons being hereinafter referred to as the "proposed purchaser") at any time prior to the date of the consummation of one or more bona fide underwritten public offerings of Common Stock of the Company, as a result of which 20% of the outstanding shares of Common Stock are listed on a United States national securities exchange or the Nasdaq National Market System (the "Triggering Date"), each of the holders of Shares or Registrable Securities (collectively, the "Subject Equity") shall have the right to require the proposed purchaser to purchase from each of them up to a percentage of the number of shares of Subject Equity owned by such holder equaling the percentage derived by dividing the total number of shares of Common Stock which the Shareholders and their Affiliates propose to transfer by the total number of shares of Common Stock beneficially owned by the Shareholders and their Affiliates; provided that, in the event of a proposed Transfer, either at a time or as a result of which would result in a Change of Control (as defined in the Indenture), the holders of Registrable Securities will have the right to sell all of their Subject Equity.

         Obligation to Sell. Subject to certain customary exceptions and limitations, in the event of any direct or indirect sale or other disposition of beneficial ownership of all Common Stock of the Company then held by the Shareholders prior to the Triggering Date in a transaction resulting in the acquisition of beneficial ownership of all voting interests in the Company for cash or freely marketable Securities (the "Subject Sale"), all holders of Registrable Securities will be required to sell all Registrable Securities beneficially owned by them on equivalent terms as applicable to the Subject Sale; provided that (a) the consideration to be received by the holders of Registrable Securities shall be the same type of consideration received by the Shareholders and their respective Affiliates and, in any event, shall be cash or freely transferable marketable securities, and (b) after giving effect to such transaction, the Shareholders and their respective Affiliates shall not own, directly or indirectly, any capital stock or rights to purchase capital stock of the Company or Holding LLC.

Item 5.  Nature of Trading Market.


         The Company's outstanding registered securities consist solely of the Company's 13-1/2% Senior Notes due 2005 that were registered under the Securities Act pursuant to an Exchange Offer which expired on October 31, 1997. There is no formal trading market for such securities.

Item 6.  Exchange Controls and Other Limitations Affecting Security Holders.

         Brazilian law provides that whenever there is a material imbalance, or a serious risk of a material imbalance, in Brazil's balance of payments, the Brazilian Government may, for a limited period of time, impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, as it did for approximately six months in 1989 and early 1990. The Brazilian Government may also impose restrictions on the conversion of the Brazilian currency into foreign currencies. Such restrictions may hinder or prevent the Company from purchasing equipment required to be paid for in any currency other than reais, paying scheduled interest and principal payments under the Notes in U.S. dollars and making payment on judgments obtained in a court in Brazil. Such restrictions could adversely affect the Company. The Company could also be adversely affected by delays in, or a refusal to grant, any required Brazilian governmental approval for conversion of real payments and remittances abroad in respect of such dividends, distributions, interest and principal payments.

         The Brazilian Government currently restricts the ability of Brazilian or foreign persons or entities to convert Brazilian currency into U.S. dollars or other currencies other than in connection with certain authorized transactions. The Central Bank has authorized the issuance of the Notes and, although there can be no assurance, is expected, in due course to issue a certificate of registration authorizing each of the scheduled payments of principal of, premium on, and interest on the Notes or for payments of principal of, premium on and interest on the Notes upon any early redemption of the Notes at the option of a holder of Notes. However, consent from the Central Bank is needed for the payment of principal of, premium, if any, on and interest on the Notes upon acceleration of the Notes following an Event of Default. In addition, consent from the Central Bank is needed for (i) payments in respect of the Notes upon redemption by the Company in the event of certain changes in Brazilian law relating to tax withholding,
(ii) payments in respect of the Notes in the event of redemption of the Notes by the Company, (iii) payments in respect of the Notes in the event of certain asset sales, and (iv) payments in respect of the Notes in the event of a change of control. There can be no assurance that any required consent from the Central Bank will be obtained.

         There can be no assurance that the Brazilian Government will not in the future impose more restrictive foreign exchange regulations that would have the effect of eliminating or restricting the Company's access to foreign currency that would be required to meet its foreign currency obligations, including the Notes. The likelihood of the imposition of such restrictions by the Brazilian Government may be affected by, among other factors, the extent of Brazil's foreign currency reserves, the availability of sufficient foreign currency on the date a payment is due, the size of Brazil's debt service burden relative to the economy as a whole, Brazil's policy toward the International Monetary Fund and political constraints to which Brazil may be subject.

Item 7.  Taxation.

Brazil

         Based upon the advice of Xavier, Bernardes, Braganca, Sociedade de Advogados, Brazilian counsel to the Company, the following is a summary of the material Brazilian income tax consequences to the Company in connection with the sale and repayment of the Notes (including any interest thereon) and to beneficial owners of the Notes that are non-residents of Brazil in connection with the purchase, ownership and disposition of such Notes. This summary is limited to the Company and to non-residents of Brazil which acquire the Notes at the issue price from the Initial Purchasers, and does not address investors who purchase Notes at a premium or market discount. In addition, this summary is based on the Brazilian tax regulations as presently in effect and does not take into account possible future changes in such tax laws. Prospective purchasers of the Notes are advised to consult their tax advisers as to the consequences of a purchase and sale of the Notes.

         Individuals domiciled in Brazil and Brazilian companies are taxed in Brazil on the basis of their worldwide income (which includes earnings of Brazilian companies' foreign subsidiaries, branches and affiliates). The income of non-Brazilian residents in general are taxed in Brazil only when derived from Brazilian sources. Interest, fees, commissions and any other income (which for the purposes of this paragraph includes any deemed income on the difference between the issue price of the Notes and the price at which the Notes are redeemed ("original discount")) payable by a Brazilian obligor to an individual, company, entity, trust or organization domiciled outside Brazil is subject to income tax withheld at source. The rate of withholding with respect to debt obligations is 15% or such other lower rate as provided for in an applicable tax treaty between Brazil and such other country where the recipient of the payment has its domicile. Notwithstanding the foregoing, the applicable withholding income tax rate for interest, commissions, expenses and discounts, payable to persons or entities domiciled abroad, arising from negotiable instruments such as the Notes, was reduced to zero, pursuant to Law No. 9.481 of August 13, 1997, as modified by Article 20 of Law No. 9.532 of December 10, 1997, which restricts such income tax reduction to negotiable instruments that (i) are placed abroad with the previous approval of the Central Bank and (ii) have a minimum average amortization term of at least 96 months. As a result, since the Notes have an original maturity in excess of 96 months, such reduction will apply to payments of interest and other income with respect to the Notes paid during 1998. Such reduction should continue to apply after 1998 unless the provisions of the above-mentioned law are modified by new tax legislation. In any event, if any Notes are redeemed prior to the maturity date, such reduction will not apply and upon any such redemption the Brazilian withholding tax will be applied on the amount of interest (including original discount), fees and commissions paid on such Notes from the date of issue through the date of redemption.

         Under the terms of the Notes, the Company is required to gross-up Noteholders for Brazilian withholding tax, subject to certain exceptions. The Company has the right to redeem the Notes at par in the event of certain increases in Brazilian withholding tax to a rate in excess of 15%.

         Any earnings or capital gains made abroad as a result of a transaction between two non-residents of Brazil are not subject to tax in Brazil. However, gains realized by a non-resident on the disposition of the Notes inside Brazil, or to a Brazilian resident outside of Brazil, will be subject to Brazilian tax.

         Pursuant to Decree 1,815 of February 8, 1996, reais resulting from the conversion of the proceeds received by a Brazilian borrower from a foreign currency loan (including those in connection with the issue of bonds or notes) are subject to a tax on exchange transactions. Under Article 4 of Decree 1,815/96, the Minister of Finance is empowered to establish the applicable tax rate, which was set by means of Portaria 241 of October 31, 1996. Portaria 241 was revoked by Portaria 85, enacted on April 24, 1997, which reduced to zero the IOF rate applicable on the reais. The IOF tax is currently regulated by Decree No. 2,219 dated May 2, 1997. Under Law 8,894 of June 21, 1994, such tax rate may be increased up to 25%. In any event, the tax burden falls upon the Brazilian borrower, not upon foreign creditors such as the holders of the Notes and will be deducted from the proceeds of the issue of the Notes.

         On August 15, 1996, the Brazilian Congress approved Constitutional Amendment No. 12 creating a new temporary tax, the Contribuicao Provisoria sobre Movimentacao Financeira ("CPMF"). Based on such Amendment, Law No. 9,311 of October 24, 1996 was enacted, determining the creation of the CPMF tax. Under Law No. 9,311/96, as modified by Law No. 9.539 of December 12, 1997, all financial debt and money transfers effected on or within 24 months after January 23, 1997 will be subject to the assessment of the CPMF tax at the rate of 0.20%. Funds arising from the collection of the CPMF tax will be applied only in the public health system.

         There is no stamp, transfer or other similar tax in Brazil with respect to the transfer, assignment or sale or any debt instrument outside Brazil (including the Notes).

United States

         Federal Income Taxation


         Based upon the advice of Willkie Farr & Gallagher, the following is a summary of the material U.S. federal income tax consequences associated with the purchase, ownership and disposition of a Note. This summary does not discuss all of the tax consequences that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as individual retirement accounts and other tax-deferred accounts, securities broker-dealers, life insurance companies, tax-exempt organizations and foreign persons, or to persons whose "functional currency" is other than the U.S. dollar or to persons which hold Notes as part of a "straddle" or "conversion transaction" or otherwise as part of a "synthetic asset") and is limited to investors which hold Notes as capital assets. In addition, this summary is limited to initial holders that acquire the Notes at the issue price from the Initial Purchasers. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed Treasury regulations thereunder, revenue rulings, court cases, and other legal authorities as now in effect (or proposed) and as currently interpreted, and does not take into account possible changes in such tax laws or other legal authorities or such interpretations. No rulings on any of the issues discussed below will be sought from the U.S. Internal Revenue Service (the "IRS").

         For purposes of this discussion, a "U.S. Holder" is an individual who is a citizen or resident of the United States, a corporation, partnership or other entity created under the laws of the United States or any political subdivision thereof, an estate that is subject to United States federal income taxation without regard to the source of income, or a trust if a United States court is able to exercise primary supervision over the administration of that trust and one or more United States fiduciaries have the authority to control all substantial decisions of such trust.

         PROSPECTIVE PURCHASERS OF THE NOTES ARE ADVISED TO CONSULT THEIR TAX ADVISERS AS TO THE CONSEQUENCES OF A PURCHASE AND SALE OF NOTES,

INCLUDING, WITHOUT LIMITATION, (I) THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS TO WHICH THEY MAY BE SUBJECT, AND OF ANY LEGISLATIVE OR ADMINISTRATIVE CHANGES IN LAW, (II) THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ISSUER'S DEDUCTION OF BRAZILIAN TAXES AND OTHER AMOUNTS (AND OF THE PAYMENT BY THE ISSUER OF ADDITIONAL AMOUNTS WITH RESPECT THERETO) WITH RESPECT TO PAYMENTS ON THE NOTES, (III) THE AVAILABILITY FOR U.S. FEDERAL INCOME TAX PURPOSES OF A CREDIT OR DEDUCTION FOR BRAZILIAN TAXES OR OTHER AMOUNTS AND (IV) THE CONSEQUENCES OF PURCHASING THE NOTES AT A PRICE OTHER THAN THE ISSUE PRICE.

         Tax Considerations Applicable to Holding Notes

         Taxation of Interest and Additional Amounts on Notes. Interest on the Notes and additional amounts relating thereto ("Additional

Amounts") (i.e., without reduction for any Brazilian withholding taxes) will be taxable to a U.S. Holder as ordinary income at the time it accrues or is received in accordance with the U.S.
Holder's method of accounting for tax purposes.

         A U.S. Holder will treat the gross amount of interest and Additional Amounts relating thereto (i.e., without reduction for any Brazilian withholding taxes, if any) as ordinary interest income in respect of the Notes. If the IRS were to successfully contend that a sufficiently large portion of the purchase price should not be allocated to the Notes, the Notes would bear OID for U.S. federal income tax purposes. U.S. Holders of Notes would be required to accrue in income as additional interest (whether such holder was a cash or accrual taxpayer) in each taxable year during which such U.S. holder held such Note, a portion of the OID. The amount of OID on a Note would be the excess of its "stated redemption price at maturity" over the Note's "issue price." In the event of a reallocation of purchase price, a Note's "issue price" would be the portion of the purchase price allocated to such Note and its "stated redemption price at maturity" would generally be its stated principal amount. The amount of OID taken into account in a particular year would be calculated under the constant yield to maturity method. The effect of the OID rules, generally, would be that U.S. Holders would recognize interest income in each year equal to the excess of the product of (i) the yield to maturity on the Notes and (ii) the adjusted issue price over the interest payments on the Notes. Generally, the adjusted issue price of the Notes will be its issue price increased by previously accrued OID. Under this method, the amount of OID included in the income of a U.S. Holder in early years would be less than the includible amount in later years.

         Pursuant to applicable OID rules, the possibility that Additional Amounts may be payable in respect of Brazilian withholding taxes on interest payments could subject the Notes to the rules applicable to contingent payment debt instruments, regardless of whether or not Brazil actually imposes such a withholding tax. The Notes will be excepted from the application of those rules if two conditions are satisfied. First, the amounts and timing of the Additional Amounts are known and second, it is significantly more likely than not that interest payments on the Notes will continue to be subject to a Brazilian withholding rate of zero, both as determined based on the facts and circumstances existing at the date of issue of the Notes. Xavier, Bernardes, Braganca, Sociedade de Advogados, Brazilian counsel to the Company, has advised the Company that an income tax withholding rate of 15% would apply with respect to interest payments on the Notes if Brazil were to discontinue the current zero withholding on interest payments and that it is substantially more likely than not that the current zero withholding rate will be continued indefinitely.

         Based upon the advice of its counsel, the Company intends to take the position that the Notes are not subject to the rules applicable to contingent debt instruments. However, because the determinations that form the basis of the legal opinion are inherently factual, the IRS could challenge that position, and if it were to successfully do so, gain realized by U.S. Holders with respect to the Notes could be recharacterized as ordinary income rather than capital gain and, therefore, at present U.S. federal income tax rates, subject to higher tax rates for U.S. Holders who are individuals. The application of those rules could also result in an unfavorable mismatch of income and deduction/foreign tax credit for U.S. Holders. Prospective U.S. Holders should contact their own tax advisors regarding the application of the OID rules to the Notes.

         The calculation of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a U.S. Holder's particular circumstances. U.S. Holders should consult their own tax advisers regarding the availability of foreign tax credits and the treatment of additional amounts.

         Sale, Exchange or Other Disposition of Notes. A U.S. Holder will generally recognize gain or loss upon the sale, exchange, retirement or other disposition of Notes equal to the difference between the amount realized on the sale, exchange or other disposition of such Note and the U.S. Holder's adjusted tax basis in the Notes. Such gain or loss generally would be capital gain or loss, and would be long-term if the Notes were held more than one year.

         Effect of Brazilian Withholding Taxes. It is believed that payments with respect to a Note will not be subject to Brazilian withholding tax during the fiscal year of 1998 unless the Note is redeemed prior to June 6, 2005. After 1998 such payments may be subject to Brazilian withholding tax at a rate of 15%. In the case of any Note which is so redeemed, withholding taxes in respect of interest previously paid may be imposed by Brazil at the time of redemption. Any Brazilian tax withheld generally will be treated as a foreign income tax that U.S. Holders may elect to deduct in computing their taxable income or, subject to the limitations on foreign tax credits generally, credit against their U.S. federal income tax liability. No such deduction or credit will be available to the extent Brazil pays a subsidy to a U.S. Holder, a related person or the Company, the amount of which is determined (directly or indirectly) by reference to the amount of the withholding tax. While Brazil does not have a program or policy of paying such subsidies at present, it has had programs of that nature in the past and could implement such programs again in the future. For purposes of determining a U.S. Holder's United States foreign tax credit, gain or loss on the sale, redemption or other taxable disposition of a Note will generally constitute United States source income. Interest (including Brazilian withholding taxes imposed on payments on a Note and Brazilian withholding taxes imposed with respect to any Additional Amounts payable by the issuer) will generally constitute non-United States source income. Such interest will generally constitute passive income. However, if a Note is redeemed prior to June 6, 2005, and payments with respect to the Note are subject to Brazilian withholding tax of five percent or more, the IRS might retroactively treat interest paid with respect to the Note as high withholding tax interest. In any event, a U.S. Holder may have insufficient foreign source income to utilize fully any foreign tax credit attributable to such withholding taxes that could otherwise be utilized (but such withholding taxes may instead be deductible by the U.S. Holder). A U.S. Holder may be required to provide the IRS with a certified copy of the receipt evidencing payment of withholding tax imposed in respect of payments on the Notes (a "Certified Copy") in order to claim a foreign tax credit in respect of such withholding tax. A U.S.
Holder (or its agent) may obtain a Certified Copy by providing written demand therefor to the Principal Paying Agent. The Principal Paying Agent will contact the issuer, which will provide such Certified Copy to the Principal Paying Agent for prompt forwarding to the relevant U.S. Holder.
The issuer will attach to each Certified Copy a certificate stating (x) that the amount of withholding tax evidenced by the Certified Copy was paid in connection with payments in respect of the principal amount of notes then outstanding and
(y) the amount of such withholding tax paid per US$1,000 of principal amount of the Notes.


Item 8.  Selected Financial Data.

         The selected financial information for the Company set forth below for the period ended December 31, 1996 and 1997 have been derived from the Financial Statements of the Company, which have been audited by Ernst & Young, Auditors Independentes S.C. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of the Company included elsewhere in this document. The Financial Statements have been prepared in accordance with U.S. GAAP. The Company was a development stage company in 1996. The Company began earning revenue from operations in March 1997 and, therefore, is no longer a development stage company.



                                           Inception to     Twelve Months Ended
                                        December 31, 1996    December 31, 1997
                                        -----------------   -------------------
  Statement of Operations Data                    (U.S. Dollars)

  Total revenue........................       $        --      $10,203,867
  Cost of product sold.................                --       (6,952,092)
  Operating costs and expenses:
    Services, rent and maintenance.....                --        4,450,359
    Selling, general, administrative
        and depreciation...............         4,961,639       20,344,581
                                              -----------      ------------
  Operating loss.......................        (4,961,639)     (21,543,165)

  Other income (expense)...............            57,031       (3,890,357)
                                              ------------     -------------
  Net loss.............................       $(4,904,608)    $(25,433,522)
                                              ============     ============


                                                      December 31,
                                                      ------------
                                                1996                1997
                                                ----                ----
  Balance Sheet Data                                 (U.S. Dollars)

 Cash and cash equivalents..............      $12,444,689      $59,416,321
 Pledged securities.....................               --       38,728,563
 Working capital........................       11,062,070       74,649,587
 Fixed assets, net......................        4,513,421       18,945,448
 Total assets...........................       20,539,033      132,400,463
 Total debt.............................               --      125,000,000
 Redeemable preferred stock.............       20,451,427       33,661,424)
 Shareholders' equity (deficit).........       (4,875,936)     (33,968,791)

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations.

         The following discussion should be read in conjunction with the financial statements, including the notes thereto, included elsewhere in this report.

Results of Operations

         Year Ended December 31, 1997 Compared with Year Ended December 31, 1996

         Although the Company's financial statements are presented pursuant to U.S. GAAP in U.S. dollars, the Company's transactions are consummated in both Brazilian reais and U.S. dollars. Inflation and devaluation in Brazil have had, and may continue to have, substantial effects on the Company's results of operations and financial condition.

         For the purpose of management's discussion and analysis, net revenue is defined as total revenue less sales tax and cost of product sold.

         As a result of the development of the Company's business in Sao Paulo and Rio de Janeiro (the "Initial Markets") during the periods presented, the period-to-period comparisons of the Company's results of operations are not necessarily meaningful and should not be relied upon as an indication of future performance. The period ended December 31, 1996 reflects operations from April 7, 1996, the date of the Company's inception.


                                                         Year Ended
                                                        December 31,
                                                        ------------
                                                    1996             1997
                                                    ----             ----

 Net revenue...................................... $        --    $   3,251,775
 Operating costs and expenses:
 Services rent and maintenance....................          --        4,450,359
 Selling, general and administrative..............   4,906,057       18,964,553
 Depreciation and amortization....................      55,582        1,380,028
                                                    ----------     ------------
   Total operating costs and expenses.............   4,961,639       24,794,940
                                                    ----------     ------------
 Operating loss...................................  (4,961,639)     (21,543,165)
 Other income (expense)...........................      57,031       (3,890,357)
                                                    ----------     -------------
 Net loss......................................... $(4,904,608)    $(25,433,522)
                                                    ===========    =============
 Other data:
 EBITDA1.......................................... $(4,906,057)    $(20,163,137)
 Number of subscribers at end of period...........          --           47,260


--------
1 EBITDA is defined as operating income (loss) plus depreciation, amortization and non-cash charges. EBITDA is a commonly used measure of performance in the paging industry. While EBITDA should not be construed as a substitute for operating income (loss) or a better measure of liquidity than cash flow from operating activities, each of which is determined in accordance with U.S. GAAP, it is included herein to provide additional information regarding the ability of the Company to meet its capital expenditures and any future debt service. EBITDA, however, is not necessarily a measure of the Company's ability to fund its cash needs because it does not include capital expenditures, which the Company expects to continue to be significant.

         Net Revenue. The Company's total revenues primarily consist of monthly fees paid by subscribers for the paging service, as well as product sales to both individuals and retailers, net of sales taxes. During the twelve months ended December 31, 1997, the Company was offering service to customers in Sao Paulo and in September 1997 began offering services in Rio de Janeiro. During such twelve month period, the Company generated $4,217,273 in service revenue and $7,564,045 in product sales to customers, had cost of sales of $6,952,092, and had sales tax of $1,577,451. During the twelve month period ended December 31, 1997, the Company's net revenue was $3,251,775. The Company had no revenue for the twelve months ended December 31, 1996.

         Service, Rent and Maintenance Expenses. Service, rent and

maintenance expenses include a portion of costs of compensation and benefits for the Company's dispatch and technical employees, transmitter site rentals, telephone line costs, transmission costs, vehicle rental costs and repair and maintenance expenditures and service call costs. During the twelve month period ended December 31, 1997, the Company incurred $4,450,359 of expenses in connection with the continued buildout of its paging network and the operations of the Sao Paulo and Rio de Janeiro systems. During the twelve month period ended December 31, 1996, the Company did not incur any service, rent and maintenance expenses.

         Selling and Marketing. Selling and marketing expenses include commissions to salesmen and retailers, advertising and promotion. During the twelve month period ended December 31, 1997, the Company incurred $8,088,531 of selling and marketing expenses. Such amounts increased from the prior year as the Company did not have significant operations in 1996.

         General and Administrative. General and administrative expenses include compensation benefits, rent, bank fees, outside services and the provision for losses on accounts receivable. During the twelve month period ended December 31, 1997, the Company incurred $10,876,022 of general and administrative expenses. Included in such amount is approximately $2,500,000 of costs associated with the formation of the Company.

         Depreciation and Amortization. Depreciation and amortization expenses consist primarily of depreciation of leased pagers, transmitters, paging terminals, leasehold improvements, telephone lines and cost of network installation. Depreciation and amortization expenses increased from approximately $55,582 for the twelve month period ended December 31, 1996 to $1,380,028 for the twelve month period ended December 31, 1997, primarily due the purchase and installation of equipment necessary to buildout its paging network and the buildout of the Rio de Janeiro office.

         Operating Loss. For the twelve month period ended December 31, 1997 the Company generated an operating losses of $21,543,165 primarily due to low volume from a low subscriber base and full year expenses in connection with the development of the Company's business as explained above.

         Interest Expense. Interest expense was $9,892,031 for the twelve month period ended December 31, 1997, primarily as a result of interest associated with the Senior Notes.

         Interest Income. Interest income increased to $9,419,572 for the twelve month period ended December 31, 1997 primarily as a result of investing the net proceeds from the Senior Note offering and issuance by the Company of its redeemable preferred stock.

         Exchange and Translation (Losses). Exchange and translation losses increased to $3,417,898 for the twelve month period ended December 31, 1997 primarily as a result of its short-term investments in Brazil.

         During 1997, the Company entered into foreign currency swap agreements to hedge its foreign currency exposure. At December 31, 1997, the Company had an investment which was the equivalent of a U.S. dollar denominated investment with a fixed interest rate in the amount of $53,361,000. The Company expects to continue to enter into such contracts as its debt and a significant amount of its payables are dollar denominated.

         Income Taxes. The Company did not have taxable income during the periods presented and expects to generate losses for the foreseeable future.

         Net Loss. As explained above, net loss in the period presented is primarily attributable to the still small subscriber base and expenses incurred during the period in connection with the development of the Company's business.

         Liquidity and Capital Resources. The Company's operations and expansion into new markets and product lines will require substantial capital investment for the development and installation of paging systems and for the procurement of pagers and paging equipment. The Company made capital expenditures of $15,812,055 for the twelve months ended December 31, 1997.

         The Company commenced the buildout of systems for its paging services in May 1996 and completed the buildout of the Initial Markets during the first quarter of 1998 and is evaluating whether to commence the marketing of paging services into other markets during 1999. As of December 31, 1997, the Company has (1) completed the buildout of its Sao Paulo and Rio de Janeiro systems, which served 47,260 subscribers, (2) installed transmitters in Sao Paulo, Rio de Janeiro and each of the additional eight cities where it has secured licenses, and (3) hired personnel and infrastructure necessary to support the Company's Sao Paulo and Rio de Janeiro operations. The Company expects that the proceeds of the Senior Notes, together with cash on hand, will be sufficient to complete the buildout of Initial Markets and that it will need to secure additional financing to complete the planned buildout of other expansion markets.

         The principal capital expenditure requirements to construct a paging system involve the acquisition of pagers for leasing and the acquisition and installation of transmission facilities, both of which are directly related to the demand of paging service. Additional capital is required to fund operating losses incurred during the initial stages of construction and rolling out services. The Company currently anticipates that its cash requirements (comprised of capital expenditures, working capital requirements, debt service requirements and anticipated operating losses) for its 1998 fiscal year will be $30,000,000.

Item 10.  Directors and Officers of Registrant.


         The following section sets forth certain information as of April 29, 1998 with respect to each person who is an executive officer or director of the Company:


Name                                                                  Position
----                                                                  --------
Thomas C. Trynin..................................... President, Chief Executive Officer and Director
Marco A. Fregenal.................................... Vice President of Operations
Wilson Olivieri...................................... Treasurer and Chief Financial Officer
Maria Regina Mangabeira Albernaz Lynch............... Director
Horacio Bernardes Neto............................... Director
Renato Abucham....................................... Director
Helena de Araujo Lopes Xavier........................ Director


         Each of the above-named persons has served in the indicated position(s) since the formation of the Company in December 1996.

Management Committee of Holding LLC

         Holding LLC is managed by a Management Committee appointed solely by holders of a majority of the voting member interests. As of April 29, 1998, the following persons are members of the Management
Committee:


Name                                                                Position
----                                                                --------
Douglas M. Karp...................................... Manager, Chairman of Management Committee
David E. Libowitz.................................... Manager, Member of Management Committee
Barry A. Fromberg.................................... Member of Management Committee
H. Brian Thompson.................................... Member of Management Committee
Thomas C. Trynin..................................... Member of Management Committee

         Each of the above-named persons has served in the indicated position(s) since the formation of Holding LLC in March 1997.

Item 11.  Compensation of Directors and Officers.


         For the year ended December 31, 1997, the aggregate compensation, including bonuses, of all executive officers of the Company was approximately US$400,000. Neither members of the Board of Directors of the Company, nor Members of the Management Committee of Holding LLC (the "Members") receive a salary from the Company.

         Due to the recent commencement of operations of the Company, neither the Company nor Holding LLC has set aside funds to provide pension, retirement or similar benefits to the Directors and Executive Officers of the Company or Members of the Management Committee of Holding LLC.

Item 12.  Options to Purchase Securities from Registrant or Subsidiaries.

          Not applicable.

Item 13.  Interest of Management in Certain Transactions.

Formation Transactions

         In connection with its formation, the Company has been a party to the following transactions with its executive officers, directors and five percent shareholders:

         In December 1996, the Company entered into a Securities Subscription Agreement with PageNet NV, Warburg Pincus, IVP Cayman, Multiponto and TVA pursuant to which, among other things, the Company issued shares of Common Stock, Preferred Stock and subscription bonds to purchase Common Stock. The Company believes that the terms of the Securities Subscription Agreement were negotiated at arm's-length by the initial investors in the Company. In connection with the formation of the Company, the Company granted registration rights to Warburg Pincus, IVP Cayman, PageNet NV, Multiponto and TVA with respect to all shares of Common Stock and Preferred Stock owned by them.

         In December 1996, the Company and PageNet USA entered into a Technical Services Agreement pursuant to which PageNet USA will provide technical services and support, including (i) assistance with the conversion and construction of the Company's paging infrastructure; (ii) access to the PageNet USA personnel and management supervision to assist the Company in providing paging services; (iii) training of key members of the Company's management; (iv) making available on an exclusive basis in Brazil, technology, software, new product development, and system design; and (v) interfacing with vendors to seek favorable prices and services, comparable to those obtained by PageNet USA. In addition, pursuant to the terms of the Technical Services Agreement, PageNet USA granted to the Company, among other things, an exclusive, royalty-free license (the "Intellectual Property License") to use the trademarks PageNet and VoiceNow and the tradename Paging Network in connection with the Company's advertisement, promotion, marketing, sale, development, and provision of telecommunications services in Brazil. Subject to certain rights to sublicense, the Intellectual Property License is non-transferable. In consideration of the performance of PageNet USA's obligations under the Technical Services Agreement, the Company has granted PageNet NV the right (in the form of subscription bonds) to purchase 325,982 shares of the Common Stock at an exercise price of approximately US$.025 per share (after giving effect to the Common Stock split of approximately 40.75 for 1, the "Common Stock Split"). The initial term of the Technical Services Agreement is five years. The initial term will be extended for successive three-year terms unless either party gives notice of its intent not to so extend at least one year prior to the end of the then current term. PageNet USA may, however, terminate the agreement (i) six months after it ceases to beneficially own at least five percent of the Common Stock outstanding on a fully diluted basis including the subscription bonds to purchase such Common
Stock or (ii) if any entity other than Warburg Pincus owns 50% or more of the Common Stock outstanding on a fully diluted basis including the subscription bonds to purchase such Common Stock. The Intellectual
Property License will survive the termination of the Technical Services Agreement absent breach by the Company of its obligations thereunder or if Brazilian governmental action requires a termination of the Intellectual Property License. In the event the Intellectual Property
License is terminated, PageNet USA will not, for a period of two years from such termination, use the trademarks PageNet or VoiceNow in Brazil for Licensed Services (as defined in the Intellectual Property License).
In addition, the Company is
subject to certain performance standards and other obligations, the non-compliance with which permit PageNet USA to terminate the Technical Services Agreement (including the Intellectual Property License). The Company believes that the Technical Services Agreement was negotiated at arm's-length by the initial investors in the Company.

         In December 1996, the Company entered into Operating Agreements with each of the Licenseholders pursuant to which the Licenseholders have granted the Company the exclusive right to resell paging services utilizing the paging licenses held by the Licenseholders (the "Licenses"). The Company and each Licenseholder have also entered into Transfer Agreements, pursuant to which the Licenseholders have agreed to transfer the Licenses to the Company following the three year waiting period mandated by Brazilian law or on such earlier date as may be permitted by Brazilian law. In consideration of the performance by each Licenseholder of its obligations under such agreements and after giving effect to the Common Stock Split, the Company has (i) issued and sold to IVP Cayman 325,982 shares of the Common Stock for a purchase price of approximately US$.025 per share, (ii) issued and sold to Multiponto 81,495 shares of the Common Stock for a purchase price of approximately US$.025 per share and has granted Multiponto the right (in the form of subscription bonds) to purchase up to 40,748 shares of Common Stock at a price of approximately US$.025 per share and (iii) has granted TVA the right (in the form of subscription bonds) to purchase up to 40,748 shares of Common Stock at a price of US$.025 per share. The Company believes that the Operating Agreements and the Transfer Agreements were negotiated at arm's-length by the initial investors in the Company. Given that certain acts or omissions by a Licenseholder could result in the revocation of its paging licenses or unavailability of such licenses to the Company, the Licenseholders have agreed to several covenants in the Operating Agreements designed to limit such risk to the Company.

Restructuring Transactions

         In connection with the sale of the Old Notes, Warburg Pincus contributed all shares of Common Stock directly owned by it to Holding LLC in exchange for 100% of the voting member interests in Holding LLC. In addition, pursuant to a subscription agreement (the "Subscription Agreement") with the Company, Holding LLC purchased shares of Common Stock equivalent to 7.0% of the Common Stock on a fully diluted basis for the capital accounts of the holders of non-voting member interests in Holding LCC (such transactions collectively referred to as the "Restructuring").

         The Subscription Agreement imposes a number of covenants on the Company for the benefit of Holding LLC, including (i) providing certain financial information concerning the Company and its subsidiaries that Holding LLC is required to provide to its Members, (ii) subject to debt instruments to which the Company is a party, distributing cash to Holding LLC in an amount that is intended to approximate the Members' U.S. federal income tax liability on the net income allocated to the Members for U.S. federal income tax purposes by Holding LLC (but there can be no assurance that such amount will be sufficient in all cases to discharge such tax liabilities), (iii) creating a sponsored American Depositary Receipt program for the Common Stock that will be in effect on or prior to the occurrence of a Liquidation Event (as defined in the Subscription Agreement) and (iv) notifying Holding LLC at the appropriate time that there is no material likelihood that PageNet do Brasil should be considered a "passive foreign investment company" for U.S. federal income tax purposes for its current or any future taxable year. The Company believes that the Restructuring was negotiated at arm's-length with Holding LLC.

         All future transactions between the Company and its officers, directors, principal shareholders or their respective affiliates, will be on terms no less favorable to the Company than can be obtained from unaffiliated third parties.

                                     PART II

Item 14.  Description of Securities to be Registered.

         Not applicable.


                                     PART III

Item 15.  Defaults Upon Senior Securities.

         There has not been any default with respect to any senior indebtedness of the Company.

Item 16. Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds.

         There have not been any changes in the Notes or in use of proceeds from the offering of Notes. The Notes are unsecured obligations of the Company.

                                     PART IV


Item 17.  Financial Statements.

         Not applicable.  See "Item 18.  Financial Statements."

Item 18.  Financial Statements.

         See pages F-1 through F-10.

Item 19.  Financial Statements and Exhibits.

    (a)  Financial Statements

              The following financial statements, together with the report of Ernst & Young Auditores Independentes S.C. thereon, are filed as part of this Annual Report.

                  Report of Independent Auditors.

                  Balance Sheets at December 31, 1996 and 1997.

                  Statement of Operations for the Years Ended December 31, 1996 and 1997.

                  Statements of Shareholders' Equity (Deficit) for the Years Ended December 31, 1996 and 1997.

                  Statements of Cash Flows for the Years Ended December 31, 1996 and 1997.

                  Notes to Financial Statements.


    (b)  Exhibits

         3.1*  -- Bylaws of Paging Network do Brasil S.A. (English Translation).

         4.1*  -- Indenture dated as of June 1, 1997 between Paging Network do
                  Brasil S.A. and The Chase Manhattan Bank, as Trustee (including exhibits).

         4.2* --  Form of Senior Note (included in Exhibit 4.1).

        10.1* -- Purchase Agreement dated as of May 30, 1997 among Paging
                 Network do Brasil S.A., Paging Brazil Holding Co., LLC and the Initial Purchasers.

        10.2* -- Notes Registration Rights Agreement dated as of June 6, 1997 among Paging Network do Brasil S.A. and the Initial Purchasers.

        10.3* -- Equity Registration Rights Agreement, dated as of June 6, 1997 among Paging Network do Brasil S.A., Paging Brazil Holding Co., LLC, Warburg, Pincus Ventures, L.P., Paging Network International N.V., IVP Paging (Cayman) L.P., Multiponto Telecomunicacoes Ltda., TVA Sistema Televisao S.A., the Initial Purchasers and Chase Mellon Shareholder Services.

        10.4* -- Escrow and Pledge Agreement, dated as of June 6, 1997 between
                 Paging Network do Brasil S.A. and The Chase Manhattan Bank.

        10.5* -- Shareholder Agreement, dated as of December 11, 1996 among
                 Paging Network do Brasil S.A., Warburg, Pincus Ventures, L.P., Paging Network International N.V., IVP Paging (Cayman) L.P., Multiponto Telecomunicacoes Ltda. and TVA Sistema Televisao S.A.

        10.6* -- Shareholders Agreement Amendment No. 1 and Waiver, dated as of
                 March 10, 1997 among Paging Network do Brasil S.A., Warburg, Pincus Ventures, L.P., Paging Network International N.V. IVP Paging (Cayman) L.P., Multiponto Telecomunicacoes Ltda. and TVA Sistema Televisao S.A.

        10.7* -- Securities Subscription Agreement dated as of December 11,
                 1996 among Paging Network do Brasil S.A., Warburg, Pincus Ventures, L.P., Paging Network International N.V., IVP Paging (Cayman) L.P., Multiponto Telecomunicacoes Ltda. and TVA Sistema Televisao S.A.

        10.8* -- Registration Rights Agreement dated as of December 11, 1996 among Paging Network do Brasil S.A., Warburg, Pincus Ventures, L.P., Paging Network International N.V., IVP Paging (Cayman) L.P., Multiponto Telecomunicacoes Ltda., TVA Sistema Televisao S.A., Thomas C. Trynin and Marco A. Fregenal.


        10.9* -- Technical Services Agreement dated as of December 11, 1996 between Paging Network do Brasil S.A. and Paging Network, Inc.

        10.10*-- Operating Agreement and Other Covenants dated December 11,1996 between Paging Network do Brasil S.A. and Multiponto Telecomunicacoes Ltda.

        10.11*-- Agreement of Promise of Assignment and Transfer of Permissions dated December 11, 1996 between Paging Network International N.V. and Multiponto Telecomunicacoes Ltda.

        10.12*-- Operating Agreement and Other Covenants dated December 11,1996 between Paging Network do Brasil S.A. and TVA Sistema Televisao S.A.

        10.13*-- Agreement of Promise of Assignment and Transfer of Permissions dated December 11, 1996 between Paging Network do Brasil S.A. and TVA Sistema Televisao S.A.

        10.14*-- Operating Agreement and Other Covenants dated December 11,1996 between Paging Network do Brasil S.A. and San Francisco Comunicacoes Ltda.

        10.15*-- Agreement of Promise of Assignment and Transfer of Permissions dated December 11, 1996 between Paging Network do Brasil S.A. and San Francisco Comunicacoes Ltda.

        ---------
       * Incorporated herein by reference to the Exhibit to the Company's Registration Statement on Form F-4, Registration No. 333-29865.

                                     SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        PAGING NETWORK DO BRASIL S.A.
                                                (Registrant)


                                        By: /s/ Thomas C. Trynin
                                             ------------------------
                                             Thomas C. Trynin
                                             President and
                                             Chief Executive Officer

Date:  April 30, 1998

                           PAGING NETWORK DO BRASIL S.A.

                           INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors............................................F-2

Balance Sheet at December 31, 1996 and 1997...............................F-3

Statement of Operations for the Period from April 17, 1996 (inception)
  through December 31, 1996 and for the Year Ended December 31, 1997......F-4

Statement of Shareholders' Equity (Deficit) for the Period from
  April 1996 (inception) through December 31, 1996 and for the Year Ended
  December 31, 1997.......................................................F-5

Statement of Cash Flows for the Period from April 1996 (inception)
  through December 31, 1996 and for the Year Ended December 31, 1997......F-6

Notes to Financial Statements.............................................F-7

                       REPORT OF INDEPENDENT AUDITORS

To the Shareholders
Paging Network do Brasil S.A.
Sao Paulo, Brazil

         We have audited the accompanying balance sheet of Paging Network do Brasil S.A. as of December 31, 1997 and 1996, and related statements of operations, shareholders' equity (deficit) and cash flows for the period April 17, 1996 (inception) through December 31, 1996 and for the year ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paging Network do Brasil S.A. as of December 31, 1997 and 1996 and the results of operations and its cash flow for the period April 17, 1996 (inception) through December 31, 1996 and for the year ended December 31, 1997, in conformity with generally accepted accounting principles in the United States.

                                              ERNST & YOUNG
                                              Auditores Independentes S.C.

Sao Paulo, Brazil
April 9, 1998

                         PAGING NETWORK DO BRASIL S.A.
                                 BALANCE SHEET
                          (Amounts in U.S. dollars)

                                                                       December 31,              December 31,
                                                                           1996                      1997
                                                                       ------------              ------------
Assets
Current assets:
     Cash and cash equivalents.................................        $ 12,444,689             $     377,004
     Short-term investments....................................                  --                59,039,317
     Accounts receivable, net..................................                  --                   819,835
     Refundable taxes..........................................             839,859                   280,917
     Pager inventories.........................................           2,105,955                 6,825,310
     Prepaid expenses and other current assets.................             635,109                   173,030
     Pledged securities-current................................                  --                14,842,004
                                                                        -----------                ----------
       Total current assets....................................          16,025,612                82,357,417
Fixed assets, net..............................................           4,513,421                18,945,448
Pledged securities.............................................                  --                23,886,559
Debt issuance costs, net.......................................                  --                 6,895,019
Other assets...................................................                  --                   316,020
                                                                        -----------               -----------
       Total assets............................................        $ 20,539,033             $ 132,400,463
                                                                        ===========               ===========
Liabilities and shareholders' equity (deficit)
     Current liabilities:
     Accounts payable..........................................        $  2,532,676             $   1,881,127
     Accrued expenses..........................................             576,374                 4,255,335
     Payable to related parties................................           1,854,492                 1,571,368
                                                                          ---------                 ---------
       Total current liabilities...............................           4,963,542                 7,707,830
Senior notes...................................................                  --               125,000,000
Redeemable preferred stock, without par value
     Authorized shares - 63,000 shares
     Issued and outstanding 21,300 and 30,000 shares...........          20,451,427                33,661,424

Shareholders' equity (deficit)
Common stock, without par value
     Authorized - 2.037,387 shares
     Issued and outstanding 1,253,401
       and 1,378,401 shares....................................              28,672                    30,760
Accumulated deficit............................................          (4,904,608)              (33,999,551)
                                                                         -----------               -----------
       Total shareholder's equity (deficit)....................          (4,875,936)              (33,968,791)
                                                                         -----------              ------------
       Total liabilities and stockholder's equity (deficit)....        $ 20,539,033             $ 132,400,463
                                                                         ==========               ============

               See the accompanying notes to financial statements.
                                     F-3

                         PAGING NETWORK DO BRASIL S.A.
                            STATEMENT OF OPERATIONS
                           (Amounts in U.S. dollars)

                                                             From April 17,
                                                            1996 (inception)
                                                                Through               Year Ended
                                                              December 31            December 31,
                                                                 1996                    1997
                                                            ----------------         ------------
Revenues:
     Services, rent and maintenance revenue..........             -                  $4,217,273
     Product revenue.................................             -                   7,564,045
                                                            ----------------         -----------
Gross revenues.......................................             -                  11,781,318
     Taxes...........................................             -                  (1,577,451)
                                                            ----------------         -----------
     Total revenue...................................             -                  10,203,867
Cost of products sold................................             -                  (6,952,092)
                                                            ----------------         -----------
                                                                  -                   3,251,775
Operating costs and expenses:
     Services rent and maintenance...................             -                   4,450,359
     Selling, general and administrative.............           4,906,057            18,964,553
     Depreciation and amortization...................              55,582             1,380,028
                                                                ---------            ----------
        Total operating costs and expenses...........           4,961,639            24,794,940
                                                                ---------            ----------
        Operating loss...............................          (4,961,639)          (21,543,165)
Other income (expense):
     Interest expense................................             -                  (9,892,031)
     Interest income.................................             117,210             9,419,572
     Exchange and translation loss...................             (60,179)           (3,417,898)
                                                                  --------           -----------
     Total other income (expense)....................              57,031            (3,890,357)
                                                                ----------           -----------
Net loss.............................................       $  (4,904,608)        $ (25,433,522)
                                                                ==========           ===========

             See the accompanying notes to financial statements.

                        PAGING NETWORK DO BRASIL S.A.
                      STATEMENT OF SHAREHOLDERS' EQUITY
                          (Amounts in U.S. dollars)


                                                                   Common           Accumulated
                                                                    Stock             Deficit                Total
                                                               ---------------- --------------------- ---------------------
Issuance of Common Stock of predecessor......................       $5,950,100               --            $5,950,100
Exchange of common stock of predecessor
  for redeemable preferred stock.............................       (5,940,000)              --            (5,940,000)
Issuance of common stock.....................................           18,572               --                18,572
Net loss for the period......................................               --       (4,904,608)           (4,904,608)
                                                                    ----------       -----------           ----------
Balance at December 31, 1996.................................           28,672       (4,904,608)           (4,875,936)

Proceeds from the sale of common stock.......................            2,088               --                 2,088
Accrued dividends on redeemable preferred stock..............               --       (3,661,424)           (3,661,424)
Net loss for the period......................................               --      (25,433,519)          (25,433,519)
                                                                    -----------      -----------           -----------
Balance as of December 31, 1997..............................       $   30,760     $(33,999,551)          $(33,968,791)
                                                                    ===========      ===========           ===========

               See the accompanying notes to financial statements.

                      PAGING NETWORK DO BRASIL S.A.
                        STATEMENT OF CASH FLOWS
                       (Amounts in U.S. dollars)

                                                                            From April 17,
                                                                           1996 (inception)
                                                                               Through                Year Ended
                                                                              December 31,            December 31,
                                                                                 1996,                    1997
                                                                           ----------------           ------------
Operating activities:
   Net loss........................................................          $ (4,904,608)          $(25,433,522)
   Adjustments to reconcile net loss to net cash used
     by operating activities:
     Depreciation and amortization.................................                55,582              1,380,028
     Provision for losses on accounts receivable...................                    --                977,010
     Interest income on pledged securities.........................                    --             (1,532,717)
     Amortization of debt issuance costs...........................                    --                329,530
     Changes in operating assets and liabilities:
         (Increase) in accounts receivable.........................                    --             (1,796,845)
         (Increase) decrease in refundable taxes...................              (839,859)               558,942
         (Increase) in pager inventories...........................            (2,105,955)            (4,719,355)
         (Increase) decrease in prepaid expenses
           and other current assets................................              (635,109)               462,079
         (Increase) in other assets................................                    --               (316,020)
         Decrease in pledged securities............................                    --              8,407,500
         Increase (decrease) in accounts payable...................             2,532,676               (651,549)
         Increase in accrued expenses..............................               576,374              3,678,961
         Increase (decrease) in payable to related parties.........             1,854,492               (283,124)
                                                                                ---------              ----------
Net cash used by operating activities..............................            (3,466,407)           (18,939,082)

Investing activities
     Purchase of fixed assets......................................            (4,569,003)           (15,812,055)
     Short-term investment.........................................                    --            (59,039,317)
                                                                                ---------             -----------
     Net cash used by investing activities.........................            (4,569,003)           (74,851,372)

Financing activities
     Proceeds from the sale of common and
     redeemable preferred stock....................................            20,461,527              9,550,660
     Proceeds of senior notes, net of debt issuance cost...........                18,572            117,745,451
     Pledged securities............................................                    --            (45,573,342)
                                                                               ----------            -----------
     Net cash provided by financing activities.....................            20,480,099             81,722,769
                                                                               ----------            -----------
Net increase (decrease) in cash and cash equivalents...............            12,444,689            (12,067,685)
Cash and cash equivalents at beginning of period...................                    --             12,444,689
                                                                               ----------            -----------
Cash and cash equivalents at end of period.........................           $12,444,689           $    377,004
                                                                               ==========            ===========

       See the accompanying notes to financial statements.

                     PAGING NETWORK DO BRASIL S.A.
                    NOTES TO FINANCIAL STATEMENTS
                         December 31, 1997
                     (Amounts in U.S. dollars)


1.       Organization

         Paging Network do Brasil S.A. (formerly Warburg Paging do Brasil Ltda., the "Company") was formed on April 7, 1996 through an investment by Warburg, Pincus Ventures, L.P. The period ended December 31, 1996 reflects operations from the date of inception. During 1997, the Company has started to provide paging services in Sao Paulo and Rio de Janeiro and simultaneously is evaluating whether to commence the marketing of paging services into additional Brazilian markets.

         In October 1996, the Company increased its capital to approximately $5,500,000 and in December 1996, through the incorporation of three new shareholders, received approximately $15,000,000 of additional capital. In December 1996, the Company changed its name from Warburg Paging do Brasil Ltda. to Paging Network do Brasil Ltda. and then to Paging Network do Brasil S. A. following a change in its legal formation from a limited liability company (Ltda.) to a closed corporation (S.A.), at which time common stock in the limited liability company was exchanged for common and redeemable preferred stock in the Company. In June, 1997, the Company issued $125,000,000 principal amount of 13-1/2% Senior Notes due June 6, 2005 (the "Senior Notes"). Prior to consummation of the Senior Note offering, the Company received from shareholders approximately $9,500,000 in exchange for additional shares of redeemable preferred stock, and effected a stock split of 40.74774 for each issued and outstanding share of common stock.

2.       Summary of Significant Accounting Policies

         The financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") in U.S. dollars.

         The Company's significant accounting policies are as follows:

Foreign Currency Translation

         The financial statements were translated from Brazilian reais to U.S. dollars in accordance with the provisions of Statement of Financial Accounting Standards No 52 as it applies to entities operating in highly inflationary economies.


         During 1997, the Company entered into foreign currency swap agreements to hedge its foreign currency exposure. At December 31, 1997, the Company had an investment which was the equivalent of a U.S. dollar denominated investment with a fixed interest rate in the amount of $53,361,000. Gains and losses from the foreign exchange portion of these contracts are included in exchange and translation loss.

         Pager inventories, fixed assets and intangibles and related income statement accounts are remeasured at exchange rates in effect when the assets were acquired or the liabilities were incurred. All other assets and liabilities are remeasured at period end exchange rates, and all other income and expense items are remeasured at average exchange rates prevailing during the period. Remeasurement adjustments are included in exchange and translation gains (losses).

Revenue Recognition

         The Company recognizes revenue under service, rental and maintenance agreements with customers as the related services are performed. Advance billings for services are deferred and recognized as revenue when earned. Sales of pagers are recognized upon delivery. Sales commissions are included in selling, general and adminsitrative expenses. The Company will lease certain pagers under month-to-month arrangements.

Cash Equivalents

         The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Short-term investments are liquid investments with a maturity of greater than three months for which carrying values approximate market values.

Allowance for Doubtful Accounts

         The Company had an allowance for doubtful accounts of $977,010 at December 31, 1997. There were no charges to the allowance during 1997.

Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual result could differ from those estimates.

Inventories

         Inventories are recorded at the lower of average cost or market.


3.       Related Party Transactions

         The Company has agreed to reimburse its shareholders for certain transaction costs associated with the formation of the Company and the $125,000,000 senior note offering consummated on June 6, 1997. As of December 31, 1997, the Company had a payable of approximately $900,000 to Warburg, Pincus and approximately $500,000 to Paging Network, Inc.

4.       Long Term Debt

         On June 6, 1997, the Company issued $125,000,000 principal amount of 13-1/2% Senior Notes due June 6, 2005. Interest is payable semi-annually in arrears on June 6 and December 6 of each year, commencing on December 6, 1997. Of the $125,000,000 proceeds approximately $45,600,000 was used to purchase U.S. government securities, scheduled interest and principal payments on which are in amounts sufficient to provide for payment in full when due of the first six scheduled interest payments on the Senior Notes. Debt issuance costs are capitalized and amortized over the term of the debt under the effective yield method.

         The Senior Notes are redeemable on or after June 6, 2001 at the option of the Company, in whole or in part from time to time, at specified redemption prices declining annually to 100% of the principal amount on or after June 6, 2004, plus accrued interest. The Senior Notes contain certain covenants that, among other things, limit the ability of the Company to incur additional indebtedness or issue preferred stock, pay dividends or make certain other restricted payments. Upon a change of control, the Company is required to make an offer to purchase the Senior Notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any. In accordance with the covenants of the Senior Notes and the Company's current level of leverage, at December 31, 1997 it is unable to make any dividend payments.

         At December 31, 1997, the Senior Notes were traded at 93.5% of principal amount.

5.       Accrued Expenses

         Accrued expenses at December 31, 1996 and 1997 are comprised of the following:

                                                       1996              1997
                                                       ----              ----
    Excise taxes payable                         $       --            $141,013
    Withholding taxes payable...............        263,634             392,177
    Payroll and other benefits payable......        259,586           1,419,651

    Accrued interest payable................             --           1,125,000
    Other...................................         53,154           1,177,494
                                                  ---------          ----------
                                                   $576,374          $4,255,335

6.       Redeemable Preferred Stock

         The redeemable preferred stock has an accruing dividend with an effective annual rate of 12% compounding preferably for the first five years from its issuance. On the fifth anniversary of its issuance, the dividend increases to an effective rate of 14% compounding quarterly. On the sixth anniversary all previously accrued dividends will be paid in kind. The annual dividend rate will increase to 16% in the seventh year, 18% in the eighth year, and 20% in the ninth and tenth years. After the sixth anniversary, subject to the terms of the Indenture, all dividends will be payable in cash. The Company is required to redeem the redeemable preferred stock at $1,000 per share plus accrued and unpaid dividends on the tenth anniversary of its issuance.

         The holders of the redeemable preferred stock are entitled to voting rights limited to specific matters included on the Company's by-laws.

         The amount of accrued and unpaid dividends on the redeemable preferred stock at December 31, 1997 is $3,661,424. There was no such accrual as of December 31, 1996.

7.       Fixed Assets

         Fixed assets at December 31, 1996 and 1997 are comprised of the following:

                                                                                 Period of
                                                    1996              1997      Depreciation
                                                    ----              ----      ------------
Furniture and fixtures..................        $  138,470       $ 1,384,612       10 years
Equipment...............................         4,280,449        13,123,646      5-10 years
Pagers..................................                --         2,563,325       2.5 years
Leasehold improvements..................           150,084         3,309,475        5 years
                                                ----------        ----------
                                                 4,569,003        20,381,058
Less - Accumulated depreciation.........           (55,582)       (1,435,610)
                                                ----------        ----------
                                                $4,513,421       $18,945,448
                                                ==========        ==========



8.       Commitments

         The Company has entered into various office space and transmission antenna rental agreements. These agreements are readjusted periodically for inflation. Rental expense commitments at December 31, 1997 are as follows:

                  1998     $3,400,000
                  1999     $3,650,000
                  2000     $4,315,000
                  2001     $4,180,000
                  2002     $4,475,000

         Total rental expense for the periods ended December 31, 1996 and 1997 were $124,000 and $2,011,000, respectively.


9.       Income Taxes

         The Company has not recognized any future income tax benefit for its net operati ng loss carryforwards in excess of net deferred tax liabilities as it is not assured that it will be able to realize a benefit for such losses in the future. The net operating loss carryforwards amounted to $26.4 million at December 31, 1997. Under Brazilian law, net operating losses may be carried forward for an unlimited period of time. Use of these losses, however, is restricted to 30% of taxable income in a tax period. For reporting purposes, a valuation allowance of 100% has been recognized.

         Effective January 1, 1997, the effective Brazilian income tax rate increased from 30.5% to 33%.