Form 20-F
period 1998-12-31
PAGING NETWORK DO BRAZIL SA
filed 1999-04-30
CIK 1041491

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

|_|  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                       OR

|X|           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1998

                                       OR

|_|         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to ______________________

                             Commission file number:

                          Paging Network do Brasil S.A.
      -------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                          Paging Network do Brasil Inc.
      -------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                        The Federative Republic of Brazil
      -------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

                           Rua Alexandre Dumas, 1,711
                              Chacara Santo Antonio
                          Sao Paulo, 04717-004, Brazil
      -------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

 Title of each class                   Name of each exchange on which registered
 -------------------                   -----------------------------------------
       None                                               None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                      None
      -------------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act.

                                      None
       -------------------------------------------------------------------
                                (Title of Class)

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

                               Yes  |X|   No  |_|

Indicate by check mark which financial statement item the registrant has elected to follow.

                          Item 17  |_|   Item 18  |X|

================================================================================

                                Table of Contents

                                                                                                                 Page
                                                                                                                 ----

Presentation of Certain Information...............................................................................1

Forward-Looking Statements........................................................................................1

Exchange Rates....................................................................................................1

PART I

   Item 1.   Description of Business..............................................................................4

   Item 2.   Description of Property.............................................................................16

   Item 3.   Legal Proceedings...................................................................................16

   Item 4.   Control of Registrant...............................................................................17

   Item 5.   Nature of Trading Market............................................................................20

   Item 6.   Exchange Controls and Other Limitations Affecting Security Holders..................................21

   Item 7.   Taxation............................................................................................21

   Item 8.   Selected Financial Data.............................................................................26

   Item 9.   Management's Discussion and Analysis of Financial Condition and Results of Operations...............27

   Item 10.  Directors and Officers of Registrant................................................................35

   Item 11.  Compensation of Directors and Officers..............................................................35

   Item 12.  Options to Purchase Securities from Registrant or Subsidiaries......................................36

   Item 13.  Interest of Management in Certain Transactions......................................................36

PART II

   Item 14.  Description of Securities to be Registered..........................................................38

PART III

   Item 15.  Defaults Upon Senior Securities.....................................................................38

   Item 16.  Changes in Securities, Changes in Security for Registered Securities and

               Use of Proceeds...................................................................................38

PART IV

   Item 17.  Financial Statements................................................................................38

   Item 18.  Financial Statements................................................................................38

   Item 19.  Financial Statements and Exhibits...................................................................39

Signatures.......................................................................................................40

Index to Financial Statements...................................................................................F-1


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

                           Forward-Looking Statements

     This Form 20-F contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended with respect to the financial condition, results of operations and business of the Company. When used in this Form 20-F, words such as "anticipate," "believe," "estimate," "expect," "intend," "predict," "project," and similar expressions, as they relate to Company or its management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements are subject to certain risks, uncertainties and assumptions, including a high level of, and restrictions imposed by, debt, the ability to implement management initiatives, dependence on the wireless communications industry, fluctuations in quarterly results, and competition. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected or projected. Such forward-looking statements reflect the current views of the Company's management with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to the operations, results of operations, growth strategy and liquidity of the Company.

                               Exchange Rate Data

     The Company publishes its financial statements in dollars. However, currently the majority of the Company's revenues and expenses are denominated in reais. For information regarding the effects of currency fluctuations on the Company's results, see "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations."

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

     Both the Commercial Market Rate and the Floating Market Rate are freely negotiated but may be influenced by the Central Bank, which typically intervened in the Commercial Market, prior to the implementation of the Real Plan, in order to control fluctuations and to regulate disparities between the Commercial Market Rate and the Floating Market Rate. After implementation of the Real Plan, the Central Bank allowed the real to float with minimal intervention.

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

     By means of Comunicado No. 6565, dated January 18, 1999, the Central Bank extinguished the band. According to such regulation, the Central Bank will no longer intervene in the exchange market and the exchange rates shall be determined by the inter-bank market. However, in the case of occasional strong variations of the exchange rates, the Central Bank will be permitted to intervene with limited powers.

     On April 22, 1999, the Commercial Market rate as reported by the Central Bank was R$1.697 per US$1.00.

     The following table sets forth the Commercial Market Rate for U.S. dollars for the periods and dates indicated. Amounts are expressed in reais and have been translated from the predecessor currencies in effect during the relevant period at the rates of exchange at the time the successor currency took effect.

                                                           Exchange Rates per US$1.00(1)
                                                           -----------------------------
Period                                            Low          High       Average(2)     Period-End
------                                            ---          ----       ----------     ----------

1990........................................      0.000004     0.000062   0.000025       0.000062
1991........................................      0.000062     0.000389   0.000149       0.000389
1992........................................      0.000393     0.004505   0.001655       0.004505
1993........................................      0.004557     0.118584   0.032809       0.118584
1994........................................      0.120444     0.940000   0.645000       0.846000
1995........................................      0.834000     0.972600   0.917742       0.972500
1996........................................      0.971800     1.041400   1.004000       1.039100

1997........................................      1.039500      1.116400     1.078100         1.116400
1998........................................      1.116500      1.208700     1.162600         1.208700

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

                                     PART I

Item 1.  Description of Business.

General

     PageNet do Brasil's is a leading provider of paging and wireless messaging services in Brazil. The Company has secured licenses which enable it to broadcast paging services throughout the country, and currently serves approximately 96,767 subscribers. The Company has installed 82 paging transmitters in 10 cities (the "Existing Coverage Area"), commenced offering paging services in greater Sao Paulo in January 1997, began marketing paging services in greater Rio de Janeiro in September 1997 and is evaluating whether to commence the marketing of paging services in three additional cities during 1999. PageNet do Brasil was formed by Paging Network International N.V. ("PageNet NV"), a wholly owned subsidiary of Paging Network, Inc. ("PageNet USA"), the largest paging company in the United States, Warburg, Pincus Ventures, L.P. ("Warburg Pincus"), a private equity fund, TVA Sistema de Televisao S.A. ("TVA"), a leading pay television company in Brazil, and a wholly owned subsidiary of Abril S.A., Latin America's largest publishing enterprise, IVP Paging (Cayman) L.P. ("IVP Cayman"), the general partner of which is International Venture Partners, Inc. ("IVP"), a private investment fund focused on Brazil, and Multiponto Telecomunicacoes Ltda. ("Multiponto"), an equity investor focused on the Brazilian telecommunications sector. Management believes that a number of factors create a favorable environment for the paging industry in Brazil, including: (i) Brazil's large population, (ii) the paging market's relatively low penetration rate and high historical growth rate, and (iii) the relatively high demand for reliable communications services. The Company believes it will be well positioned to maintain a leading position as a provider of paging services in Brazil because of its state-of-the-art infrastructure, high quality services, low cost structure and strategic relationships.

Business Strategy

     The Company's strategy is to be a leading provider of paging services in Brazil. The principal elements of the Company's business strategy are to: (i) provide high quality paging services at a low cost, (ii) leverage the PageNet USA relationship, (iii) gain rapid market penetration, and (iv) provide superior customer service.

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

     Leverage the PageNet USA Relationship. The Company has implemented a marketing strategy and operating procedures similar to those of PageNet USA in the United States adapted to the Brazilian needs, and two members of the Company's senior management have had significant experience managing PageNet USA operations in the United States. Moreover, pursuant to a technical services agreement between the Company and PageNet USA (the "Technical Services Agreement"), PageNet USA provides the Company with access to PageNet USA's products, paging expertise, intellectual property (including the exclusive use of PageNet USA's tradename in Brazil), volume supplier discounts and other capabilities. The Company has also benefited from the favorable relationships that PageNet USA has established with suppliers of paging equipment and from its use of the PageNet brand name, which is well established among multinational corporations. PageNet do Brasil is PageNet USA's first venture in the Latin American paging market, and PageNet USA's only enterprise in Brazil.

     Gain Rapid Market Penetration. The Company has gained, and continues to seek to gain, subscribers in its markets rapidly through extensive marketing and advertising and competitive pricing. As of December 31, 1998, the Company has captured an estimated 8% of the Sao Paulo paging market. Unlike competitors whose primary focus has been the consumer market, the Company focuses on both business and consumer paging customers. The Company targets business customers through a commissioned direct sales force and through telemarketing, and individual customers through advertising and through retail distribution channels including the use of two "retail showrooms" strategically located in Sao Paulo.

     Provide Superior Customer Service. Management believes that many of its competitors have not made customer service a primary focus of their business strategy and do not provide the customer with service standards that are prevalent in the United States. By focusing on key elements of customer satisfaction during the sales process and over the life of the subscription, the Company provides high levels of customer service similar to those provided by PageNet USA in the United States. Moreover, similar to PageNet USA's practice in the United States, the Company has introduced customer service account representatives to the paging industry in Brazil, as a complement to sales representatives. The primary function of customer service account representatives is to serve existing accounts. In addition, customer service account representatives act as a secondary sales force, targeting existing customers for additional services and paging units. The Company believes this innovation allows it to ensure superior customer satisfaction, thereby minimizing customer turnover and increasing subscriber base growth.

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

[update table]

                                                           Estimated
Existing Coverage Area(1)                                 Population
----------------------                                   (in millions)
                                                         -------------

Initial Markets:

Sao Paulo...........................................           22.7
Rio de Janeiro......................................           10.9
Expansion Markets:

Brasilia............................................            1.7
Curitiba............................................            2.0
Belo Horizonte......................................            3.4
Extended Coverage:

Porto Alegre........................................            2.7
Salvador............................................            2.6
Recife..............................................            2.8
Belem...............................................            1.7
Goiania.............................................            1.3
                                                              -----
   Total............................................           51.8
----------

(1) Includes, in each case, the city identified as well as the regions surrounding such city in which the Company expects to provide its services.

(Source: Instituto Brasileiro de Geografia e Estatistica--IBGE (Brazilian Institute for Geographics and Statistics) (1995) )

     Initial Markets. The Company commenced offering paging services in greater Sao Paulo in January 1997 and in Rio de Janeiro in September 1997, the two largest metropolitan areas in the country with a combined population of approximately 33.6 million (the "Initial Markets"). The Company occupies 43,000 square feet of office space in Sao Paulo and 19,460 square feet of office space in Rio de Janeiro and had approximately 96,767 subscribers as of December 31, 1998.

     Expansion Markets. The Company has installed transmitters in eight cities (the "Expansion Markets") in addition to the Initial Markets, including Brasilia, Curitiba and Belo Horizonte, where the Company is evaluating whether to open local offices. The extent to which the Company will develop local offices in these, or any other, cities will depend upon a number of factors, including business and consumer demand, general economic conditions, the presence of competing businesses and telephone infrastructure. Moreover, the Company will consider attractive opportunities to enter other markets on an ongoing basis. The Company is currently focused on the Initial Markets and is evaluating whether to market paging services in the Expansion Markets during 1999.

     Subscriber Capacity. The Company currently has sufficient license capacity in its Initial and Expansion Markets to provide paging services to approximately 600,000 subscribers, of which the Company can currently serve 200,000 based on its existing infrastructure. The Company expects to expand its infrastructure based on the demand for paging services in each market.

     Extended Coverage. Extended coverage allows a paging customer to receive pages in cities other than the customer's base city. Through the satellite-linked transmission system, customers can choose to receive pages only in their base city or to extend their paging service to include additional cities. For example, a customer in Sao Paulo can still receive pages when traveling to a city in the Extended Coverage Area. The Company has installed transmitters in eight cities in addition to Sao Paulo and Rio de Janeiro, including Brasilia, Curitiba and Belo Horizonte, and is currently offering its customers in the Initial Markets extended paging coverage in all of these cities.

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

     Dispatch Center. The Company operates state-of-the-art dispatch centers in Sao Paulo, utilizing customized dispatch software and analytic staffing software designed to enhance productivity. The Company currently has sufficient telephone capacity in both cities to conduct its business for the foreseeable future and expects that it will be able to obtain additional telephone capacity as the demands of its business require. The Company emphasizes both productivity and quality performance to its dispatch center staff through training, monthly monitoring and incentive based performance measures.

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

     Billing and Collections. The Company utilizes the Brazilian custom of invoicing customers through the banking system. Billing information is electronically transmitted to the Company's bank which then sends the invoices and collects the Company's receivables at its branches or affiliates. The Company has implemented a collections policy to contact delinquent customers, charge a late fee and finally suspend service until the account is made current. The Company monitors customer payment patterns and has developed a subscriber credit criteria policy.

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

Business Market

     Customer Segmentation. The Company targets businesses whose employees are highly mobile or work at several locations. Such customers include companies in service industries, hospitals and medical professionals, construction and manufacturing companies, governmental agencies and retail and financial institutions. In addition, the Company's use of the PageNet name, which is recognized by U.S.-based multinational companies, gives the Company a competitive advantage over other paging companies in acquiring multinational accounts. The Company believes that the business market segment will offer stronger recurring revenues and will experience a higher subscriber retention rate than the consumer market segment. As of December 31, 1998, businesses accounted for approximately 25% of the Company's pagers in service in Brazil.

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

Consumer Market

     Customer Segmentation. The Company estimates that, as of December 31, 1998, individuals accounted for approximately 75% of total pagers in service in Brazil. Management believes that consumer demand for paging service arises from two factors: (i) the need for reliable, portable communications services, and
(ii) the higher cost and lower reliability of cellular telephone service.

     Advertising is a key component of the Company's consumer marketing strategy. To that end, management has hired Standard Ogilvy & Mather, a multinational advertising firm with extensive experience in consumer products to target high quality customers. The Company's advertising campaign and maintenance program includes the use of newspapers, television, magazines, billboards and radio.

     Distribution. In Sao Paulo, the Company's advertising campaign directs consumers to the Company's strategically located retail showrooms. Additionally, the Company has developed a retail outlet distribution channel through which the Company provides pagers to the retailer at discounted prices. Once purchased by a subscriber, the pager is activated on the Company's standard retail contract as a subscriber-owned pager.

Products

     Existing Products. The Company offers PIN-based alphanumeric paging with dispatch service included, at a competitive price. Additional product enhancements are available to subscribers, including extended coverage in the Existing Coverage Area, pager protection against loss or theft and pager maintenance.

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

     Future Products. In the future, the Company may deploy new paging or paging-related products, including products using two-way spectrum. Although the Company has access to additional technologies through its relationship with PageNet USA, there can be no assurance that the Company will offer any of these products or services in the future.

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

     The Company's paging transmission system is fully redundant, thereby allowing the system to automatically readjust and continue operating through an identical paging terminal upon the failure of any of the system's key components. This system is driven by the Company's fully-featured diagnostics software and alarm-monitoring hardware.

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

     Although most of the Company's competitors are small privately owned companies serving only one market area, others are subsidiaries or divisions of larger companies that provide paging services in multiple market areas. Among the Company's primary competitors are Teletrim, Mobitel, and Conectel.

     In the Sao Paulo and Rio de Janeiro metropolitan areas, which together are estimated to represent approximately 80% of the current paging market in Brazil, more than eight competitors share a market of approximately 960,000 pagers. While there is healthy competition in the paging market, no single competitor dominates the market. The current industry leaders, Teletrim, Mobitel and Conectel together share more or less evenly approximately 70% of the market. While Teletrim is clearly the largest player in Rio de Janeiro, Conectel and Mobitel share the lead in Sao Paulo. With respect to the share of monthly new subscriber sales, 80% of all sales are approximately divided evenly among PageNet, Teletrim, Mobitel and Conectel, each capturing approximately 20% of sales.

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

Employees

     As of December 31, 1998, the Company had a total of 750 employees. The Company's employees are not currently subject to collective bargaining agreements, although under the Brazilian Constitution the employees have a right to organize a union. The Company considers its employee relations to be good.

Government Regulation

     Telecommunications. Under Brazilian law, the provision of public services requires a concession, license or authorization granted by the relevant governmental authority. Under the

Brazilian Constitution, the Federal Government is required to provide, directly or through concession, license or authorization, telecommunication services in accordance with the applicable regulations. According to this Constitutional provision, the Federal Government may freely grant concessions to private sector companies to provide telephone and telecommunications services and data transmission services. On July 19, 1996, Law 9,295 was enacted to regulate telecommunication services, which includes a provision establishing that the Federal Government may impose restrictions in the composition of the capital stock of the companies holding concessions for the provision of mobile cellular telephone services and satellite signal transportation services for the period of three years following the enactment of such law. Such restriction will be imposed when required by national interest and shall require that at least 51% of the voting capital of such companies is held by Brazilian citizens. It is also provided by such law that the concessions can only be granted to companies organized under Brazilian law and having their head offices in Brazil. Decree 2,056 of November 4, 1996, which approved the regulations applicable to cellular telephone services, delegated to the Ministry of Communications the authority to establish limits to foreign participation with respect to such services. The Ministry of Communication has issued the call for a public bid (Concorrencia 001/96-SFO/MC) for the purchase of concessions to provide cellular telephone services, with the requirement that at least 51% of the voting capital of the proposed owners of the concessions be held by Brazilian citizens. Brazil was divided into 10 concession areas and the interested companies presented their bids on April 7, 1997. The awarding of the concessions has been succesfully completed, except for the region encompassing the State of Amazonas, which had no bidders.

     On July 16, 1997, Law 9,472, the General Telecommunications Law, was enacted. The law created the National Telecommunication Agency (ANATEL) with the function of regulating telecommunication in the country. The law also provides for (i) the organization of the telecommunications system, including the granting of licenses, which has replaced the Telecommunications Code enacted in 1962 and (ii) the restructuring and privatization of the Telebras System that was succesfully completed in 1998. Article 18, Sole Paragraph of the law authorizes the Federal Government, under certain conditions, to impose foreign ownership restrictions relating to the capital stock of companies providing telecommunications services.

     Pursuant to Decree 2,534 of April 2, 1998, which approved the General Granting Plan ("Plano Geral de Outorgas") for fixed telephone communication services, the Federal Government has started a bid call aiming at the granting of authorizations for the exploitation of such services in the four regions in which the county has been divided for such purposes.

     Pursuant to Decree 2,617 of June 5, 1998, the concessions, permissions and authorizations for the exploitation of telecommunication services aimed at the public in general shall only be granted or issued to companies organized under Brazilian law, with head offices and administration in the country, in which the majority of the quotas or shares with voting rights are held by companies organized under the laws of Brazil and with head offices and administration in the country or by individuals resident in Brazil.

     Development of Paging Regulations. The National Telecommunications Agency (ANATEL) is the governmental body responsible for the granting of paging licenses in Brazil and is also the body in charge of regulating the exploitation of such services in Brazil. Currently, paging services in Brazil ("Servico Especial de Radiochamada") are regulated by Rule No. 15/97, approved by Ordinance 558, of November 3, 1997, of the Ministry of Communications, making use of its residual competence prior to the effective installation of ANATEL. Ordinance 558/97 expressly revoked Ministry of Communications Ordinances 232/91, 257/91 and 579/94, as well as Ordinance Minfra-SNC 32/91.

     Pursuant to paging regulations, a paging operator must first obtain a paging license from ANATEL in order to provide paging services in Brazil. All licenses are non-exclusive licenses to provide paging services in a service area.

     The paging regulations distinguish between nationwide, regional, mid-regional, micro-regional and local licenses. The nationwide license allows the license holder to provide paging services in the Federal District and the 26 States of the Federation. The regional licenses allow the license holder to provide paging services in one of nine regional areas encompassing one or more Brazilian States. The State of Sao Paulo constitutes Regional Area One, the States of Rio de Janeiro and Espirito Santo constitute Regional Area Two, and so forth. The mid and micro regional areas are defined by the Brazilian Institute of Geography and Statistics - IBGE. Finally, the local license allows the license holder to provide separate services in one locality of the national territory. The paging regulations also provide that the license holder may, eventually, provide paging services on an international basis, as long as it has transmission capacity through other providers abroad.

     The recently enacted Paging Authorizations Plan, approved by ANATEL's Resolution 108 of March 5, 1999, has allocated the frequencies to the areas provided for in the paging regulations and has defined the number and localities of each of the national, regional, mid regional, micro regional and local licenses.

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

     The number of requests for paging licenses presented to the Ministry of Communications increased in 1994 and 1995 and, as of March 14, 1997, approximately 855 local operating licenses had been issued. The Ministry of Communications has estimated that another 1,000 local operating licenses will be issued in the near future. In April 1997, two of the Licenseholders (TVA and Multiponto) were granted nationwide licenses by the Ministry of Communications. As of April 1999, only twelve national licenses were issued by the Ministry of Communication and pursuant to ANATEL's Resolution 108/99, only 17 such licenses shall be issued in total.

     Paging Licenses. Under the General Telecommunications Law, Decree 2196/97 and Rule 15/97, paging licenses are granted by ANATEL for a period of 10 or 15 years and are renewable for successive 10 or 15 year periods. Renewal of licenses is expected provided the paging operator has complied with the terms of the operating license and has requested the renewal at least 18 months prior to the expiration date of the license. Under the Decree a fee may be charged for the renewal of the license in an amount to be agreed between ANATEL and the licensee, based on the magnitude of the service, at least 12 months prior to the expiration of original term. The license establishes the terms and conditions under which the paging service should be provided. Those conditions include, among others: (i) lack of exclusivity of the service, (ii) a prohibition on the transfer of the license prior to the commencement of commercial operation of the service, (iii) prior authorization from the Ministry of Communications for any transfer of the license, (iv) the licensee's compliance with certain terms and conditions specified by ANATEL such as price schedules, and (v) the licensee's performance under the license. Any transfer of a paging license is subject to the prior approval of ANATEL. A license may not be directly transferred by a license holder to a third party until after the commencement of commercial operation of the service. Transfers of shares which cause a change in the control of the licensee or entity which controls the licensee must also receive prior approval of the ANATEL. Licenses may be revoked prior to their expiration by ANATEL for a number of reasons, including: (i) the public interest as determined by the Ministry of Communications, (ii) the failure of the licensee to meet the terms and conditions of the license, (iii) the transfer of the license without the consent of ANATEL, or (iv) the failure of the licensee to pay the required license fees. To initiate paging services, the paging operator must be granted three different permits or approvals by ANATEL: (i) the initial license, which entitles the license holder to develop paging services under a certain frequency and in certain localities formalized by an adhesion contract signed by the license holder and the Ministry of Communications, prior to the installation of ANATEL, and with such agency thereafter; (ii) the Project Approval Certificate which permits installation of equipment necessary for the development of the paging service in accordance with the installation project of the license holder and, once the installation period is complete, (iii) the paging operating license. Under applicable regulations, the Licenseholders received paging licenses from the Ministry of Communications and pursuant to the Operating Agreements and other covenants (the "Operating Agreements"), the Company was required to construct and start the operation of its service within 12 months of the issuance of the paging license, which the Company has duly complied with. To meet the requirements of operating within the meaning of the paging license, a licensee is required to construct a single site from which a radio signal can be directed. The Company has complied with this condition in each of the cities for which a local paging license and a Project Approval Certificate have been obtained and, as a result, the corresponding paging operating permit for each of such cities has been issued by the Ministry of Communications. Under nationwide licenses, it will be necessary for the Company to present and obtain approval from the Ministry of Communications of the installation project, as well as, the subsequent issuance of the paging operating license for the relevant station. The fee for an operating license totals one-half of one percent of the fixed assets of the licensee (deemed to be the transmitters, paging terminal and initial supply of pagers). In addition, licensees must pay a fee of approximately R$1,206 per transmitter installed, per frequency, per year.

     According to Rule No. 5/99, approved by ANATEL's Resolution 109, of March 5, 1999, the license for the exploitation of paging services implies the commitment of making it available and in regular operation within the terms and minimum percentages of localities defined in accordance with the population and coverage area of the service as determined therein. With respect to national licenses, Rule No. 5/99 requires that at least 30% of the counties with population higher than 300,000 inhabitants, of at least five Brazilian States, within the term of two years, and at least 60% of the counties with population higher than 300,000 inhabitants, of at least 12 Brazilian States, within the term of four years. The Company already complies with the first requirement, and needs only to add coverage of two Brazilian States in order to comply with the second requirement.

     Subject to certain exceptions, generally any paging licenses not already issued are to be granted pursuant to a public auction administered by ANATEL. The rules of the auction are expected to be open to public comment before the actual process is initiated. The Company is planning to participate in this auction although there can be no assurance that the Company will acquire any licenses at the auction.

     Additional frequencies have been awarded to Mobitel in Sao Paulo and Rio de Janeiro, and to Teletrim in Rio de Janeiro. The current regulations allow the Company to request additional frequency allocations if needed; such additional frequency allocations will be granted pursuant to a public auction administered by ANATEL. The Company anticipates needing additional licenses in the Initial Markets only. There can be no assurance that the Company will receive the additional licenses, which may materially alter the Company's market projections.

     Paging License Ownership; Operating Agreements; Agreements to Transfer Licenses. The licenses presently operated by the Company were granted to and are owned by TVA, Multiponto and San Francisco Comunicacoes Ltda., an affiliate of IVP (the "Licenseholders") and are valid through July 28, 2009. The Company has entered into Operating Agreements with each of the Licenseholders pursuant to which the Company has the right to operate the paging licenses held by the Licenseholders. The Company has also entered into Agreements of Promise of Assignment and Transfer of Permissions (the "Transfer Agreement") with each Licenseholder pursuant to which the Licenseholders have agreed, subject to the necessary approvals, to transfer their paging licenses to the Company. The Company has already requested the approval of ANATEL for the transfer of the license owned by TVA to the Company. As soon as such transfer is completed, the Company will request the approval for transfer and consolidation of the remaining licenses and their respective frequencies. .Under the applicable paging legislation, operating agreements are permitted and do not amount to a transfer of the license.

Trademarks

     The Company markets its paging and related services under various names and marks, including PageNet and PageMail. The Company's use of each of these marks is granted by the terms of the Technical Services Agreement. Under the Technical Services Agreement, the Company has use of the PageNet USA trademarks and service marks in Brazil for so long as PageNet USA holds such properties absent breach by the Company of its obligations thereunder or Brazilian governmental action requiring its termination. PageNet USA has applied to register the mark PageNet in Brazil. PageNet USA has advised the Company that certain third parties also have applied to register the PageNet name in Brazil. PageNet USA is pursuing vigorously its registration of the PageNet mark. However, there can be no assurance that PageNet USA will be successful in which case the Company may not have the right to use the PageNet mark.

Item 2.  Description of Property.

     The Company currently leases 43,000 square feet of office space in Sao Paulo and 19,460 square feet in Rio de Janeiro [under a five-year lease]. These spaces house the Company's corporate headquarters, as well as its Sao Paulo and Rio de Janeiro operations, including dispatch centers, systems rooms and a retail showroom. In addition, the Company leases an additional retail showroom in downtown Sao Paulo.

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

Item 4.  Control of Registrant.

[review/update]

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock, no par value (the "Common Stock") and Preferred Stock, no par value (the "Preferred Stock") as of April 23, 1999 as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), unless otherwise stated with respect to
(i) each person known by the Company to be the beneficial owner of more than five percent of any class of the Company's voting securities and (ii) all directors and executive officers of the Company, as a group.

                                                                     Common Stock                        Preferred Stock
                                                                     ------------                        ---------------
Name and Address of                                              Number                               Number
Beneficial Owner                                               of Shares        Percentage(1)       of Shares      Percentage
----------------                                               ---------        -------------       ---------      ----------

Paging Brazil Holding Co., LLC
c/o Warburg, Pincus Ventures, L.P.
466 Lexington Avenue

New York, New York 10017(2).................................     939,955             68.2%                --              --
Warburg, Pincus Ventures, L.P.
466 Lexington Avenue
New York, New York 10017(2)(3)..............................     939,955             68.2%            20,000           66.7%
Paging Network International N.V.
4965 Preston Park Blvd.

Plano, Texas 75093(4).......................................     325,982             19.1%                --              --
IVP Paging (Cayman) L.P.
c/o Maples and Calder
P.O. Box 309
George Town, Grand Cayman

Cayman Islands, B.W.I.......................................     325,982             23.7%             8,000           26.7%
Multiponto Telecomunicacoes Ltda.
Avenida Presidente Wilson No. 231

Rio de Janeiro, Brazil(5)...................................     122,243              8.6%             2,000            6.7%
Douglas M. Karp(6)
Warburg, Pincus Ventures, L.P.
466 Lexington Avenue

New York, New York 10017....................................     939,955             68.2%            20,000           66.7%
Gary D. Nusbaum(6)
Warburg, Pincus Ventures, L.P.
466 Lexington Avenue

New York, New York 10017....................................     939,955             68.2%            20,000           66.7%
All directors and executive officers as a group
(6 persons)(7)..............................................      28,844              2.1%                --              --

-----------
(1)  Calculated in accordance with Rule 13d-3 under the Exchange Act.

(2) Warburg Pincus owns 100% of the voting interests in Paging Brazil Holding Co. ("LLC Holding LLC").

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

(6) All shares indicated as owned by Messrs. Karp and Nusbaum are owned by Warburg Pincus and are included because of the affiliation of Messrs. Karp and Nusbaum with Warburg Pincus. Messrs. Karp and Nusbaum, Managers of Holding LLC, are Managing Directors and members of EMW LLC and general partners of WP.

(7)  Excludes directors qualifying shares.

Shareholders Agreement

     The relations among the Company's shareholders, Warburg Pincus, Holding LLC, PageNet NV, IVP Cayman, Multiponto, TVA (together, the "Shareholders") and Messrs. Trynin and Fregenal (together with other stockholding members of the Company's management "Management Investors"), are governed by a Shareholders Agreement, dated as of December 11, 1996 (as amended, the "Shareholders Agreement"). The following describes certain terms of the Shareholders
Agreement:

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

Equity Registration Rights

     In connection with the issuance of non-voting member interests of Holding LLC (together with shares of Common Stock of the Company distributed in respect thereof, the "Registrable Securities") to the Initial Purchasers of the Notes, the Company and Holding LLC (together, the "Issuers") and

Warburg Pincus, IVP Cayman, Multiponto, TVA, and PageNet NV (together, the "Shareholders") and the Initial Purchasers have entered into the Equity Registration Rights Agreement, which provides that the holders of Registrable Securities have the following registration rights and other rights and obligations with respect to the Registrable Securities.

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

Item 5.  Nature of Trading Market.

     The Company's outstanding registered securities consist solely of the Notes. There is no formal trading market for such securities.

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

     The Brazilian Government currently restricts the ability of Brazilian or foreign persons or entities to convert Brazilian currency into U.S. dollars or other currencies other than in connection with certain authorized transactions. The Central Bank has authorized the issuance of the Notes and issued a certificate of registration (Certificate of Registration No. 241/33999, of February 5, 1998) authorizing each of the scheduled payments of principal of, premium on, and interest on the Notes and, subject to approval of the Central Bank, by means of issuance of an addendum to the certificate of registration, for payments of principal of, premium on and interest on the Notes upon any early redemption of the Notes at the option of a holder of Notes (call option). Specificconsent from the Central Bank is also needed for the payment of principal of, premium, if any, on and interest on the Notes upon acceleration of the Notes following an Event of Default. In addition, consent from the Central Bank is needed for (i) payments in respect of the Notes upon redemption by the Company in the event of certain changes in Brazilian law relating to tax withholding, (ii) payments in respect of the Notes in the event of redemption of the Notes by the Company, (iii) payments in respect of the Notes in the event of certain asset sales, and (iv) payments in respect of the Notes in the event of a change of control. There can be no assurance that any required consent from the Central Bank will be obtained.

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

     Individuals domiciled in Brazil and Brazilian companies are taxed in Brazil on the basis of their worldwide income (which includes earnings of Brazilian companies' foreign subsidiaries, branches and affiliates). The income of non-Brazilian residents in general are taxed in Brazil only when derived from Brazilian sources. Interest, fees, commissions and any other income (which for the purposes of this paragraph includes any deemed income on the difference between the issue price of the Notes and the price at which the Notes are redeemed ("original discount")) payable by a Brazilian obligor to an individual, company, entity, trust or organization domiciled outside Brazil is subject to income tax withheld at source. The rate of withholding with respect to debt obligations is 15% or such other lower rate as provided for in an applicable tax treaty between Brazil and such other country where the recipient of the payment has its domicile. Notwithstanding the foregoing, the applicable withholding income tax rate for interest, commissions, expenses and discounts, payable to persons or entities domiciled abroad, arising from negotiable instruments such as the Notes, was reduced to zero, pursuant to Law No. 9.481 of August 13, 1997, as modified by Article 20 of Law No. 9.532 of December 10, 1997, which restricts such income tax reduction to negotiable instruments that (i) are placed abroad with the previous approval of the Central Bank and (ii) have a minimum average amortization term of at least 96 months. As a result, since the Notes have an original maturity in excess of 96 months, such reduction will apply to payments of interest and other income with respect to the Notes paid during 1999. Such reduction should continue to apply after 1999 unless the provisions of the above-mentioned law are modified by new tax legislation. In any event, if any Notes are redeemed prior to the maturity date, such reduction will not apply and upon any such redemption the Brazilian withholding tax will be applied on the amount of interest (including original discount), fees and commissions paid on such Notes from the date of issue through the date of redemption.

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

     On August 15, 1996, the Brazilian Congress approved Constitutional Amendment No. 12 creating a new temporary tax, the Contribuicao Provisoria sobre Movimentacao Financeira ("CPMF"). Based on such Amendment, Law No. 9,311 of October 24, 1996 was enacted, determining the creation of the CPMF tax. Under Law No. 9,311/96, as modified by Law No. 9.539 of December 12, 1997, all financial debt and money transfers effected on or within 24 months after January 23, 1997 will be subject to the assessment of the CPMF tax at the rate of 0.20%. Funds arising from the collection of the CPMF tax will be applied only in the public health system. Since January 23, 1999, CPMF was extinguished and Congress has approved Constitutional Amendment No. 21, on March 19, 1999, in order to reestablish CPMF at the rate of 0.38%, starting on June 19, 1999, for a period of one year, and subsequently at the rate of 0.30%, for a period of two years.

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

     NOTEHOLDERS ARE ADVISED TO CONSULT THEIR TAX ADVISERS AS TO THE CONSEQUENCES OF A PURCHASE AND SALE OF NOTES, INCLUDING, WITHOUT LIMITATION, (I) THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS TO WHICH THEY MAY BE SUBJECT, AND OF ANY LEGISLATIVE OR ADMINISTRATIVE CHANGES IN LAW,
(II) THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ISSUER'S DEDUCTION OF BRAZILIAN TAXES AND OTHER AMOUNTS (AND OF THE PAYMENT BY THE ISSUER OF ADDITIONAL AMOUNTS WITH RESPECT THERETO) WITH RESPECT TO PAYMENTS ON THE NOTES,
(III) THE

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

     A U.S. Holder will treat the gross amount of interest and Additional Amounts relating thereto (i.e., without reduction for any Brazilian withholding taxes, if any) as ordinary interest income in respect of the Notes. If the IRS were to successfully contend that the Notes were issued at a discount for U.S. federal income tax purposes, the Notes would bear "original issue discount" ("OID"). In such case, U.S. Holders of Notes would be required to accrue portion of the OID in income as additional interest (whether such holder was a cash or accrual taxpayer) in each taxable year during which such U.S. holder held such Note. The amount of OID on a Note would be the excess of its "stated redemption price at maturity" over the Note's "issue price." The amount of OID taken into account in a particular year would be calculated under the constant yield to maturity method. The effect of the OID rules, generally, would be that U.S. Holders would recognize interest income in each year equal to the excess of the product of (i) the yield to maturity on the Notes and (ii) the adjusted issue price over the interest payments on the Notes. Generally, the adjusted issue price of the Notes will be its issue price increased by previously accrued OID. Under this method, the amount of OID included in the income of a U.S. Holder in early years would be less than the includible amount in later years.

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

     Effect of Brazilian Withholding Taxes. It is believed that payments with respect to a Note will not be subject to Brazilian withholding tax during the fiscal year of 1999 unless the Note is redeemed prior to June 6, 2005. After 1999 such payments may be subject to Brazilian withholding tax at a rate of 15%. In the case of any Note which is so redeemed, withholding taxes in respect of interest previously paid may be imposed by Brazil at the time of redemption. Any Brazilian tax withheld generally will be treated as a foreign income tax that U.S. Holders may elect to deduct in computing their taxable income or, subject to the limitations on foreign tax credits generally, credit against their U.S. federal income tax liability. No such deduction or credit will be available to the extent Brazil pays a subsidy to a U.S. Holder, a related person or the Company, the amount of which is determined (directly or indirectly) by reference to the amount of the withholding tax. While Brazil does not have a program or policy of paying such subsidies at present, it has had programs of that nature in the past and could implement such programs again in the future. For purposes of determining a U.S. Holder's United States foreign tax credit, gain or loss on the sale, redemption or other taxable disposition of a Note will generally constitute United States source income. Interest (including Brazilian withholding taxes imposed on payments on a Note and Brazilian withholding taxes imposed with respect to any Additional Amounts payable by the issuer) will generally constitute non-United States source income. Such interest will generally constitute passive income. However, if a Note is redeemed prior to June 6, 2005, and payments with respect to the Note are subject to Brazilian withholding tax of five percent or more, the IRS might retroactively treat interest paid with respect to the Note as high withholding tax interest. In any event, a U.S. Holder may have insufficient foreign source income to utilize fully any foreign tax credit attributable to such withholding taxes that could otherwise be utilized (but such withholding taxes may instead be deductible by the U.S. Holder). A U.S. Holder may be required to provide the IRS with a certified copy of the receipt evidencing payment of withholding tax imposed in respect of payments on the Notes (a "Certified Copy") in order to claim a foreign tax credit in respect of such withholding tax. A U.S. Holder (or its agent) may obtain a Certified Copy by providing written demand therefor to the Principal Paying Agent. The Principal Paying Agent will contact the issuer, which will provide such Certified Copy to the Principal Paying Agent for prompt forwarding to the relevant U.S. Holder. The issuer will attach to each Certified Copy a certificate stating (x) that the amount of withholding tax evidenced by the Certified Copy was paid in connection with payments in respect of the principal amount of notes then outstanding and (y) the amount of such withholding tax paid per US$1,000 of principal amount of the Notes.

Item 8.  Selected Financial Data.

     The selected financial information for the Company set forth below for the periods ended December 31, 1996, 1997 and 1998 have been derived from the Financial Statements of the Company, which have been audited by Ernst & Young, Auditors Independentes S.C. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of the Company included elsewhere in this document. The Financial Statements have been prepared in accordance with U.S. GAAP. The Company was a development stage company in 1996. The Company began earning revenue from operations in March 1997 and, therefore, is no longer a development stage company.

                                                              From April 17,             Year Ended December 31,
                                                           1996 (inception) to      --------------------------------
                                                           December 31, 1996           1997                 1998
                                                           -----------------        ------------         -----------
Statement of Operations Data                                                 (U.S. Dollars)

Total revenue.....................................            $        --           $10,203,867          $26,169,680
Cost of product sold..............................                     --             (6,952,092)          (8,248,096)
Operating costs and expenses:
   Services, rent and maintenance.................                     --              4,450,359            8,701,887
   Selling and marketing..........................                129,464              8,088,531           11,342,788
   General and administrative.....................              4,776,593             10,876,022           16,721,759
   Depreciation and amortization..................                 55,582              1,380,028            4,571,641
                                                              -----------            -----------          -----------
Operating loss....................................             (4,961,639)           (21,543,165)         (23,416,491)
Other income (expense)............................                 57,031             (3,890,357)         (13,010,209)
                                                              -----------           -------------         ------------
Net loss..........................................            $(4,904,608)          $(25,433,522)        $(36,426,700)
                                                              ============          =============        =============

                                                                                     December 31,
                                                              ------------------------------------------------------
                                                                    1996                 1997               1998
                                                              ----------------     --------------      -------------
     Balance Sheet Data                                                            (U.S. Dollars)

     Cash and cash equivalents.........................         $12,444,689           $59,416,321         $40,077,420
     Pledged securities................................                  --            38,728,563          23,942,069
     Working capital...................................          11,062,070            74,649,587          52,646,878
     Fixed assets, net.................................           4,513,421            18,945,448          21,869,217
     Total assets......................................          20,539,033           132,400,463         100,057,934
     Total debt........................................                  --           125,000,000         125,000,000
     Redeemable preferred stock........................          20,451,427            33,661,424)         37,945,014)
     Shareholders' equity (deficit)....................          (4,875,936)          (33,968,791)        (73,468,856)

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations.

     The following discussion should be read in conjunction with the Financial Statements, including the notes thereto, included elsewhere in this report.

General

     PageNet do Brasil is a leading provider of paging and wireless messaging services in Brazil. The Company has secured licenses which enable it to broadcast paging services throughout the country, and currently serves approximately 96,767 subscribers. The Company has installed 82 paging transmitters in 10 cities (the "Existing Coverage Area"), commenced offering paging services in greater Sao Paulo in January 1997, and began marketing paging services in greater Rio de Janeiro in September 1997.

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

Results of Operations

     Year Ended December 31, 1998 Compared with Year Ended December 31, 1997

                                                           Year Ended
                                                          December 31,
                                                    1997                1998
                                                    ----                ----

Net revenue..................................    $  3,251,775      $ 17,921,584
Operating costs and expenses:
Services rent and maintenance................       4,450,359         8,701,887
Selling and marketing........................       8,088,531        11,342,788
General and administrative...................      10,876,022        16,721,759
Depreciation and amortization................       1,380,028         4,571,641
                                                  -----------       -----------
     Total operating costs and expenses......      24,794,940        41,338,075
                                                   ----------        ----------
Operating loss...............................     (21,543,165)      (23,416,491)
Other income (expense).......................      (3,890,357)      (13,010,209)
                                                 -------------     -------------
Net loss.....................................    $(25,433,522)     $(36,426,700)
                                                 =============     =============
Other data:
EBITDA1......................................    $(20,163,137)      $18,844,850

----------------------
1 EBITDA is defined as operating income (loss) plus depreciation, amortization and non-cash charges. EBITDA is a commonly used measure of performance in the paging industry. While EBITDA should not be construed as a substitute for operating income (loss) or a better measure of liquidity than cash flow from operating activities, each of which is determined in accordance with U.S. GAAP, it is included herein to provide additional information regarding the ability of the Company

Number of subscribers at end of period.......          47,260            96,767

     Net Revenue. The Company's total revenues primarily consist of monthly fees paid by subscribers for the paging service, as well as product sales to both individuals and retailers, net of sales taxes. During the twelve months ended December 31, 1998, the Company was offering service to customers in Sao Paulo and Rio de Janeiro. Service in Rio de Janeiro began in September 1997. For twelve months ended December 31, 1998, the Company generated $17,921,584 (net) and $24,211,703 (before taxes) in service revenues, $4,718,106 (before taxes) in product sales to customers, cost of sales $8,248,096 and sales taxes of $2,760,129. During twelve months ended December 31, 1997, the Company's net revenue were $3,251,775 and $4,217,273 (before taxes) in service revenue and $7,564,045 it product sales to customer, cost of sales $6,952,092 and sales taxes $1,577,451.

     Service, Rent and Maintenance Expenses. Service, rent and maintenance expenses include a portion of costs of compensation and benefits for the Company's dispatch and technical employees, transmitter site rentals, telephone line costs, transmission costs, costs and repair and maintenance expenditures and service call costs. During the twelve months ended December 31, 1998, the Company incurred $8,701,887 of expenses in connection with the operations in Sao Paulo and Rio de Janeiro. During the twelve months ended December 31, 1997, the Company incurred service, rent and maintenance expenses of $4,450,359. As a result of the improvement in available telecommunications services available in Brazil and the Company's interest in cutting costs, in the last quarter of 1998 the Company consolidated its customer dispatch operations. Without any change in service quality, all dispatch calls originating in Rio de Janeiro are now routed to Sao Paulo. In addition to savings resulting from labor and management, the Company also downsized it Rio de Janeiro office space by almost 50% to 19,460 square feet. The cost of this organizational and systems reconfiguration was $1.4 million.

     Selling and Marketing. Selling and marketing expenses include commissions to salesmen and retailers, advertising and promotion. During the twelve months ended December 31, 1998, the Company incurred $11,342,788 of selling and marketing expenses. During the twelve months ended December 31, 1997, the Company incurred $8,088,531 of selling and marketing expenses.

     General and Administrative. General and administrative expenses include compensation benefits, rent, bank fees, outside services and the provision for losses on accounts receivable. During the twelve months ended December 31, 1998 and 1997, the Company incurred $16,721,759, and $10,876,022 respectively of general and administrative expenses. For the twelve months ended December 31, 1998 and 1997, included in such amounts is approximately $2,419,000 and $2,500,000, respectively, of costs associated with the provision for losses on accounts receivable.

     Depreciation and Amortization. Depreciation and amortization expenses consist primarily of depreciation of leased pagers, transmitters, paging terminals, leasehold improvements, telephone lines and cost of network installation. Depreciation and amortization expenses increased from approximately $1,380,028 for the twelve months ended December 31, 1997 $4,571,641 for the twelve

--------------------------------------------------------------------------------
     to meet its capital expenditures and any future debt service. EBITDA, however, is not necessarily a measure of the Company's ability to fund its cash needs because it does not include capital expenditures, which the Company expects to continue to be significant.

months ended December 31, 1998, primarily due the purchase and installation of equipment necessary to buildout its paging network and the buildout of the Rio de Janeiro office during prior year.

     Operating Loss. For the twelve months ended December 31, 1998 the Company generated an operating losses of $23,416,491 and for the twelve months ended December 31, 1997 $21,543,165.

     Interest Expense. Interest expense was $17,365,380 for the twelve months ended December 31, 1998, and $9,892,031 for the twelve months ended December 31, 1997, primarily as a result of interest associated with the Notes.

     Interest Income. Interest Income increased to $11,935,917 for the twelve months ended December 31, 1998 primarily as a result of investing the net proceeds from the Note offering and issuance by the Company of its redeemable preferred stock. During the twelve months ended December 31, 1997 the interest income was $9,419,572.

     Exchange and Translation (Losses). Exchange and translation losses was $3,417,898 for the twelve months ended December 31, 1997 primarily as a result of its short-term investments in Brazil. Effective January 1, 1998, the Company began using the real as its functional currency. Unless Brazil returns to a highly inflationary status, the Company does not expect to incur future exchange and translation gains and losses.

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

     Monetary Loss. Monetary loss was $7,148,993 for the twelve months ended December 31, 1998. During the twelve months ended December 31, 1997 the Company did not have monetary loss, the functional currency was U.S. dollar.

     Income Taxes. The Company did not have taxable income during the periods presented and expects to generate losses for the foreseeable future.

     Net Loss. As explained above, net loss in the period presented is primarily attributable to the still small subscriber base and expenses incurred during the period in connection with the development of the Company's business.

     Year Ended December 31, 1997 Compared with Period Ended December 31, 1996 (from inception on April 7, 1996)

     As a result of the development of the Company's business in Sao Paulo and Rio de Janeiro during the periods presented, the period-to-period comparisons of the Company's results of operations are not necessarily meaningful and should not be relied upon as an indication of future performance. The period ended December 31, 1996 reflects operations from April 7, 1996, the date of the Company's inception.

                                                      Period Ended
                                                      December 31,

                                                 1996              1997
                                                 ----              ----

Net revenue...............................   $        --        $   3,251,775
Operating costs and expenses:
Services rent and maintenance.............            --            4,450,359
Selling, general and administrative.......     4,906,057           18,964,553
Depreciation and amortization.............        55,582            1,380,028
                                              ----------         ------------
     Total operating costs and expenses...     4,961,639           24,794,940
                                               ---------           ----------
Operating loss............................    (4,961,639)         (21,543,165)
Other income (expense)....................        57,031           (3,890,357)
                                             -----------         ------------
Net loss..................................   $(4,904,608)        $(25,433,522)
                                             ============        ============
Other data:
EBITDA....................................   $(4,906,057)        $(20,163,137)
Number of subscribers at end of period....            --               47,260

     Net Revenue. The Company's total revenues primarily consist of monthly fees paid by subscribers for the paging service, as well as product sales to both individuals and retailers, net of sales taxes. During the twelve months ended December 31, 1997, the Company was offering service to customers in Sao Paulo and in September 1997 began offering services in Rio de Janeiro. During such twelve month period, the Company generated $4,217,273 in service revenue and $7,564,045 in product sales to customers, had cost of sales of $6,952,092, and had sales tax of $1,577,451. During the twelve month period ended December 31, 1997, the Company's net revenue was $3,251,775. The Company had no revenue for the period ended December 31, 1996 (from inception on April 7, 1996).

     Service, Rent and Maintenance Expenses. Service, rent and maintenance expenses include a portion of costs of compensation and benefits for the Company's dispatch and technical employees, transmitter site rentals, telephone line costs, transmission costs, vehicle rental costs and repair and maintenance expenditures and service call costs. During the twelve month period ended December 31, 1997, the Company incurred $4,450,359 of expenses in connection with the continued buildout of its paging network and the operations of the Sao Paulo and Rio de Janeiro systems. During the period ended December 31, 1996 (from inception on April 7, 1996), the Company did not incur any service, rent and maintenance expenses.

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

     Depreciation and Amortization. Depreciation and amortization expenses consist primarily of depreciation of leased pagers, transmitters, paging terminals, leasehold improvements, telephone lines and cost of network installation. Depreciation and amortization expenses increased from approximately $55,582 for the period ended December 31, 1996 (from inception on April 7, 1996) to $1,380,028 for the twelve month period ended December 31, 1997, primarily due the purchase and installation of equipment necessary to buildout its paging network and the buildout of the Rio de Janeiro office.

     Operating Loss. For the twelve month period ended December 31, 1997 the Company generated an operating losses of $21,543,165 primarily due to low volume from a low subscriber base and full year expenses in connection with the development of the Company's business as explained above.

     Interest Expense. Interest expense was $9,892,031 for the twelve month period ended December 31, 1997, primarily as a result of interest associated with the Notes.

     Interest Income. Interest income increased to $9,419,572 for the twelve month period ended December 31, 1997 primarily as a result of investing the net proceeds from the Note offering and issuance by the Company of its redeemable preferred stock.

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

Liquidity and Capital Resources

     The Company's operations and expansion into new markets and product lines will require substantial capital investment for the development and installation of paging systems and for the procurement of pagers and paging equipment. The Company made capital expenditures of $15,812,055 for the twelve months ended December 31, 1997 and for the twelve months ended 31, 1998 was $11,808,542.

     The Company commenced the buildout of systems for its paging services in May 1996 and completed the buildout of the Initial Markets during the first quarter of 1998 and is evaluating whether to commence the marketing of paging services into other markets during 1999. As of December 31, 1998, the Company has (1) completed the buildout of its Sao Paulo and Rio de Janeiro systems, which served 96,767 subscribers, (2) installed transmitters in each of the additional eight cities where it has secured licenses, and (3) hired personnel and infrastructure necessary to support the Company's Sao Paulo and Rio de Janeiro operations. The Company expects that the proceeds of the Notes together with cash on hand will be sufficient to complete the buildout of Brasilia and Campinas but that it will need to secure additional financing to complete the planned buildout of other expansion markets.

     The principal capital expenditure requirements to construct a paging system involve the acquisition of pagers for leasing and the acquisition and installation of transmission facilities, both of which are directly related to the demand of paging service. Additional capital is required to fund operating losses incurred during the initial stages of construction and rolling out services. The Company currently anticipates that its cash requirements (comprised of capital expenditures, working capital requirements, debt service requirements and anticipated operating losses) for its 1999 fiscal year will be approximately $30 million.

Inflation and Exchange Rates

     Inflation and exchange rate variations have had, and may continue to have, substantial effects on the Company's results of operations and financial condition. In periods of inflation, many of the Company's expenses will tend to increase. Generally, in periods of inflation, a company is able to raise its prices to offset the rise in its expenses and may set its prices without government regulation. However, under Brazilian law designed to reduce inflation, the rates that the Company may charge to a particular subscriber may not be increased until the next anniversary of the subscriber's initial subscription date. Thus, the Company is less able to offset expense increases with revenue increases. Accordingly, inflation may have a material adverse effect on the Company's results of operations and financial condition.

     Generally, inflation in Brazil has been accompanied by devaluation of the Brazilian currency relative to the U.S. dollar. Devaluation of the real may also have an adverse effect on the Company. The Company collects substantially all of its revenues in reais, but pays certain of its expenses, (including pagers, a significant portion of its transmission equipment costs and substantially all interest expense) in U.S. dollars. To the extent the real depreciates at a rate greater than the rate at which the Company is able to raise prices, the value of the Company's revenues (as expressed in U.S. dollars) will be adversely affected. This effect on the Company's revenues may negatively impact the Company's ability to fund U.S. dollar-based expenditures. Accordingly, devaluation of the real may have a material adverse effect on the Company's results of operations and financial condition. Further, as of January 1, 1998, the Company's financial statements will reflect foreign exchange gains and losses associated with monetary assets and liabilities denominated in currencies other than the real. See footnote "Foreign Currency Translation" contained in the Notes to Financial Statements. As a result, the devaluation of the real against the U.S. dollar will cause the Company to record a loss associated with its U.S. dollar monetary liabilities and a gain associated with its U.S. dollar monetary assets. Given that the Company has a net U.S. dollar monetary liability position, the net effect of the devaluation of the real against the U.S. dollar is to generate transaction losses in the Company's financial statements.

Impact of the Year 2000

     The Year 2000 issue is the result of many computer programs and imbedded chips being written using two digits rather than four to define the applicable year. Many of the Company's computer programs that have date-sensitive software may recognize a date using "00"as the year 1900 rather than the year 2000.

     If not addressed and completed on a timely basis, failure of the Company's computer systems to process Year 2000 related data correctly could have a material adverse effect. Failures of this kind could, for example, lead to incomplete or inaccurate accounting, order processing or recording errors in inventory or other assets. If not addressed, the potential risks to the Company include financial loss, legal liability, interruption to business.

     The Company presently believes that with modifications to existing software and conversions to new software, the Year 2000 issue will be resolved for all the Company's own systems on a timely basis.

     However, even if these changes are successful, the Company remains at risk from Year 2000 failures caused by third parties. The Company has therefore initiated efforts to survey key utilities and suppliers, among others, to assess and wherever possible remediate Year 2000 issues. The Company expects to complete its survey assessment by the second quarter of 1999.

Recent Economic Events

     The economic and financial turmoil in Southeast Asia and Russia during 1997 and 1998 has had an impact on many emerging markets, including Brazil. As a result of these events, the Brazilian government has taken significant measures to protect the real, as well as the gains achieved over the last several years by the Real Plan. Among other actions, Brazils's Central Bank significantly raised short-term interest rates, and the Brazilian government announced a series of austerity measures, generally including budget cuts, restrictions on public indebtedness, tax increases, export incentives and restrictions on imports. These measures, which are having a negative impact on Brazil's economic growth, are designed to improve the country's fiscal and current account deficits and relieve pressure on the real. The Brazilian govenment continues to attempt to protect its currency through various mechanisms. These include maintaining high short-term interest rates and maintaining high levels of import duties on various products. The short-term effect of these policies has been a tightening of consumer credit and increased rates of unemployement.

     In October, 1998, the Brazilian government proposed its Fiscal Stablization Program ("PEF"), an austerity plan comprised of a three-year tax increase program and a structural reform to reduce government spending, which subject to approval by the Brazilian legislature. In announcing the PEF, the Brazilian govenment acknowledged the possibility of a recession in 1999. While it is too soon to measure the impact of such a program, management believes that the Company will experience an increase in customer delinquency rates, which in turn will result in increased customer cancellations in the first quarter of 1999 as compared to the fourth quarter of 1998.

     Additionally, as a result of the devaluation of the Russian currency in August 1998, securities which are traded in the United States high yield debt markets have experienced decreases in market value. Based on information available to the Company, the Company's Notes were traded at approximately 51% of principal amount at December 31, 1998, up from approximately 43% of principal amount at September 30, 1998.

     While the Company continues to believe that Brazil's economic downturn and market uncertainty are short-term in nature, there can be no assurance that the measures taken by the Company to execute its business plan under the current economic conditions will be successful.

     The Brazilian government announced a change in monetary policy related to exchange rates on January 13, 1999. The Central Bank of Brazil announced that they would use a new broad band of 1.20 to 1.32 R$/US$ and eliminate the previous band of 1.12 to 1.22 R$/US$. Upon the implementaion of the new broad band on January 13, 1999, the Real devaluad approximately 8% as the exchange rate reached the the upper limit of the band. On January 15, the Central Bank opted to revoke the band system and left the Real to trade freely against foreign currencies.

     On March 31, 1999, the Real was being negotiated at the rate of R$1.72 to US$1.00, a 30% devaluation since December 31, 1998. If the 30% devaluation of the Real against the US dollar had occurred on December 31, 1998, the impact based on the December 31, 1998 Real exposure and current translation procedures (using SFAS 52), would be a foreign currency translation adjustment of approximately US$18 million charged to shareholder's equity (deficit).

     Currently, the Company is unable to estimate the ultimate effects of the new foreign exchange trading policy on its 1999 financial position, and the related impact on its future operations and its cash flows, nor can it reasonably estimate if the current foreign exchange rates will remain at the same levels.

         Item 10.  Directors and Officers of Registrant.

         The following section sets forth certain information as of April 21, 1999 with respect to each person who is an executive officer or director of the
Company:

Name                                                   Position

Thomas C. Trynin............................... President, Chief Executive
                                                Officer and Director
Wilson Olivieri................................ Vice President of Operations
Maria Regina Mangabeira Albernaz Lynch......... Director
Horacio Bernardes Neto......................... Director
Helena de Araujo Lopes Xavier.................. Director

     With the exception of Wilson Olivieri, each of the above-named persons has served in the indicated position(s) since the formation of the Company in December 1996. The Company implemented certain management changes in 1998 pursuant to which Wilson Olivieri assumed the position of Vice President of Operations, formerly held by Marco A. Fregenal, and relinquished his position as Chief Financial Officer. Mr. Fregenal assumed the position of Vice President of Sales and Neil R. Milano was appointed the new Chief Financial Officer of the Company. Since assuming their new positions, Messrs. Fregenal and Milano have left the Company. The Company is currently conducting a search to find a replacement Chief Financial Officer for the Company.

Management Committee of Holding LLC

     Holding LLC is managed by a Management Committee appointed solely by holders of a majority of the voting member interests. As of April 21, 1999, the following persons are members of the Management Committee:

Name                                                    Position
----                                                    --------

Douglas M. Karp.................... Manager, Chairman of Management Committee
Gary D. Nusbaum.................... Manager, Member of Management Committee
Mark Knickrehm..................... Member of Management Committee
H. Brian Thompson.................. Member of Management Committee
Thomas C. Trynin................... Member of Management Committee

     With the exception of Messrs. Nusabum and Knickrehm, each of the above-named persons has served in the indicated position(s) since the formation of Holding LLC in March 1997. Mr. Nusbaum replaced David E. Libowitz as Manager and Member of Management Committee in the second quarter of 1998 and Mr. Knickrehm replaced Barry A. Fromberg as Member of Management Committee in the second quarter of 1998.

Item 11.  Compensation of Directors and Officers.

     For the year ended December 31, 1998, the aggregate compensation, including bonuses, of all executive officers of the Company was approximately US$984,000. Members of the Board of

Directors of the Company and Managers and Members of the Management Committee of Holding LLC (the "Members") who are not officers of the Company do not receive a salary from the Company.

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

     In December 1996, the Company and PageNet USA entered into a Technical Services Agreement pursuant to which PageNet USA will provide technical services and support, including (i) assistance with the conversion and construction of the Company's paging infrastructure; (ii) access to the PageNet USA personnel and management supervision to assist the Company in providing paging services;
(iii) training of key members of the Company's management; (iv) making available on an exclusive basis in Brazil, technology, software, new product development, and system design; and (v) interfacing with vendors to seek favorable prices and services, comparable to those obtained by PageNet USA. In addition, pursuant to the terms of the Technical Services Agreement, PageNet USA granted to the Company, among other things, an exclusive, royalty-free license (the "Intellectual Property License") to use the trademarks PageNet and VoiceNow and the tradename Paging Network in connection with the Company's advertisement, promotion, marketing, sale, development, and provision of telecommunications services in Brazil. Subject to certain rights to sublicense, the Intellectual Property License is non-transferable. In consideration of the performance of PageNet USA's obligations under the Technical Services Agreement, the Company has granted PageNet NV the right (in the form of subscription bonds) to purchase 325,982 shares of the Common Stock at an exercise price of approximately US$.025 per share. The initial term of the Technical Services Agreement is five years. The initial term will be extended for successive three-year terms unless either party gives notice of its intent not to so extend at least one year prior to the end of the then current term. PageNet USA may, however, terminate the agreement
(i) six months after it ceases to beneficially own at least five percent of the Common Stock outstanding on a fully diluted basis including the subscription bonds to purchase such Common Stock or (ii) if any entity other than Warburg Pincus owns 50% or more of the Common Stock outstanding on a fully diluted basis including the subscription bonds to purchase such Common Stock. The Intellectual Property License will survive the termination of the Technical Services Agreement absent breach by the Company of its obligations thereunder or if Brazilian governmental action requires a termination of the Intellectual Property License. In the event the Intellectual Property License is terminated, PageNet USA will not, for a period of two years from such termination, use the trademarks PageNet or VoiceNow in Brazil for Licensed Services (as defined in the Intellectual Property License). In addition, the Company is subject to certain performance standards and other obligations, the non-compliance with which permit PageNet USA to terminate the Technical Services Agreement (including the Intellectual Property License). The Company believes that the Technical Services Agreement was negotiated at arm's-length by the initial investors in the Company.

     In December 1996, the Company entered into Operating Agreements with each of the Licenseholders pursuant to which the Licenseholders have granted the Company the exclusive right to resell paging services utilizing the paging licenses held by the Licenseholders (the "Licenses"). The Company and each Licenseholder have also entered into Transfer Agreements, pursuant to which the Licenseholders have agreed to transfer the Licenses to the Company following the three year waiting period mandated by Brazilian law or on such earlier date as may be permitted by Brazilian law. In consideration of the performance by each Licenseholder of its obligations under such agreements, the Company has (i) issued and sold to IVP Cayman 325,982 shares of the Common Stock for a purchase price of approximately US$.025 per share, (ii) issued and sold to Multiponto 81,495 shares of the Common Stock for a purchase price of approximately US$.025 per share and has granted Multiponto the right (in the form of subscription bonds) to purchase up to 40,748 shares of Common Stock at a price of approximately US$.025 per share and (iii) has granted TVA the right (in the form of subscription bonds) to purchase up to 40,748 shares of Common Stock at a price of US$.025 per share. The Company believes that the Operating Agreements and the Transfer Agreements were negotiated at arm's-length by the initial investors in the Company. Given that certain acts or omissions by a Licenseholder could result in the revocation of its paging licenses or unavailability of such licenses to the Company, the Licenseholders have agreed to several covenants in the Operating Agreements designed to limit such risk to the Company.

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

     See pages F-1 through F-11.

Item 19.  Financial Statements and Exhibits.

     (a)  Financial Statements

          The following financial statements, together with the report of Ernst & Young Auditores Independentes S.C. thereon, are filed as part of this Annual Report.

               Report of Independent Auditors.

               Balance Sheet at December 31, 1997 and 1998.

               Statement of Operations for the Period from April 17, 1996 (inception) through December 31, 1996 and for the Years Ended December 31, 1997 and 1998.

               Statement of Shareholders' Equity (Deficit) for the Period from April 1996 (inception) through December 31, 1996 and for the Years Ended December 31, 1997 and 1998.

               Statement of Cash Flows for the Period from April 1996 (inception) through December 31, 1996 and for the Years Ended December 31, 1997 and 1998.

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

          10.9* -- Technical Services Agreement dated as of December 11, 1996 between Paging Network do Brasil S.A. and Paging Network, Inc.

          10.10*-- Operating Agreement and Other Covenants dated
                   December 11, 1996 between Paging Network do Brasil S.A. and Multiponto Telecomunicacoes Ltda.

          10.11*-- Agreement of Promise of Assignment and Transfer of
                   Permissions dated December 11, 1996 between Paging Network International N.V. and Multiponto Telecomunicacoes Ltda.

          10.12*-- Operating Agreement and Other Covenants dated December 11,
                   1996 between Paging Network do Brasil S.A. and TVA Sistema Televisao S.A.

          10.13*-- Agreement of Promise of Assignment and Transfer of
                   Permissions dated December 11, 1996 between Paging Network do Brasil S.A. and TVA Sistema Televisao S.A.

          10.14*-- Operating Agreement and Other Covenants dated December 11,
                   1996 between Paging Network do Brasil S.A. and San Francisco Comunicacoes Ltda.

          10.15*-- Agreement of Promise of Assignment and Transfer of
                   Permissions dated December 11, 1996 between Paging Network do Brasil S.A. and San Francisco Comunicacoes Ltda.

          10.16 -- Employment Agreement dated December 11, 1996 between Paging Network do Brasil S.A. and Thomas C. Trynin.

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

                                                 PAGING NETWORK DO BRASIL S.A.
                                                          (Registrant)

                                                 By: /s/ Thomas C. Trynin
                                                    --------------------------
                                                     Thomas C. Trynin
                                                     President and
                                                     Chief Executive Officer

Date: April 30, 1999

                          PAGING NETWORK DO BRASIL S.A.

                          INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors......................................................................F-2

Balance Sheet at December 31, 1997 and 1998.........................................................F-3

Statement of Operations for the Period from April 17, 1996 (inception) through
  December 31, 1996 and for the Years Ended December 31, 1997 and 1998..............................F-4

Statement of Shareholders' Equity (Deficit) for the Period from April 1996 (inception)
  through December 31, 1996 and for the Years Ended December 31, 1997 and 1998......................F-5

Statement of Cash Flows for the Period from April 1996 (inception)
  through December 31, 1996 and for the Years Ended December 31, 1997 and 1998......................F-6

Notes to Financial Statements.......................................................................F-7

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders
Paging Network do Brasil S.A.
Sao Paulo, Brazil

     We have audited the accompanying balance sheets of Paging Network do Brasil S.A. as of December 31, 1997 and 1998, and related statements of operations, shareholders' equity (deficit) and cash flows for the period April 17, 1996 (inception) through December 31, 1996 and for the years ended December 31, 1997 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paging Network do Brasil S.A. at December 31, 1998 and 1997 and the results of its operations and its cash flows for the period April 17, 1996 (inception) through December 31, 1996 and for the years ended December 31, 1997 and 1998, in conformity with generally accepted accounting principles in the United States.

                                                    ERNST & YOUNG
                                                    Auditores Independentes S.C.

Sao Paulo, Brazil
March 31, 1999

                                           PAGING NETWORK DO BRASIL S.A.
                                                   BALANCE SHEET
                                             (Amounts in U.S. dollars)


                                                                       December 31,              December 31,
                                                                           1997                      1998
                                                                     -----------------         -----------------
Assets
Current assets:
     Cash and cash equivalents.................................      $         377,004         $         219,787
     Short-term investments....................................             59,039,317                39,857,633
     Accounts receivable, net..................................                819,835                   567,291
     Refundable taxes..........................................                280,917                 1,383,380
     Pager inventories.........................................              6,825,310                 2,233,240
     Prepaid expenses and other current assets.................                173,030                   415,535
     Pledged securities-current................................             14,842,004                15,764,225
                                                                     -----------------         -----------------
       Total current assets....................................             82,357,417                60,441,091
Fixed assets, net..............................................             18,945,448                21,869,217
Pledged securities.............................................             23,886,559                 8,177,844
Debt issuance costs, net.......................................              6,895,019                 6,443,007
Other assets...................................................                316,020                   339,212
                                                                     -----------------         -----------------
       Total assets............................................      $     132,400,463         $      97,270,371
                                                                     =================         =================

Liabilities and shareholders' equity (deficit)
Current liabilities:
     Accounts payable..........................................      $       1,881,127         $       1,376,981
     Accrued expenses..........................................              4,255,335                 5,199,318
     Payable to related parties................................              1,571,368                 1,217,914
                                                                     -----------------         -----------------
       Total current liabilities...............................              7,707,830                 7,794,213
Senior notes...................................................            125,000,000               125,000,000
Redeemable preferred stock, without par value
     Authorized shares - 63,000 shares
     Issued and outstanding 30,000 shares......................             33,661,424                37,945,014

Shareholders' equity (deficit)
Cumulative translation adjustment..............................                     --                 3,596,597
Common stock, without par value
     Authorized - 2,037,387 shares
     Issued and outstanding 1,378,401 shares ..................                 30,760                    30,760
Accumulated deficit............................................            (33,999,551)              (77,096,213)
                                                                     -----------------         -----------------
       Total shareholders' equity (deficit)....................            (33,968,791)              (73,468,856)
                                                                     -----------------         -----------------
       Total liabilities and shareholders' equity (deficit)....      $     132,400,463         $      97,270,371
                                                                     =================         =================


               See the accompanying notes to financial statements.

                          PAGING NETWORK DO BRASIL S.A.
                             STATEMENT OF OPERATIONS
                            (Amounts in U.S. dollars)

                                                            From April 17,
                                                            1996 (inception)                      Year Ended
                                                               Through                           December 31,
                                                             December 31,          -----------------------------------------
                                                                 1996                     1997                    1998
                                                             --------------        ------------------      -----------------
Revenues:
     Services, rent and maintenance revenue..........                     --       $       4,217,273       $      24,211,703
     Product revenue.................................                     --               7,564,045               4,718,106
                                                           -----------------       -----------------       -----------------
Gross revenues.......................................                     --              11,781,318              28,929,809
     Taxes...........................................                     --              (1,577,451)             (2,760,129)
                                                           -----------------       -----------------       -----------------
     Total revenue...................................                     --              10,203,867              26,169,680
Cost of products sold................................                     --              (6,952,092)             (8,248,096)
                                                           -----------------       -----------------       -----------------
                                                                          --               3,251,775              17,921,584
Operating costs and expenses:
     Services, rent and maintenance..................                     --               4,450,359               8,701,887
     Selling and marketing...........................      $         129,464               8,088,531              11,342,788
     General and administrative......................              4,776,593              10,876,022              16,721,759
     Depreciation and amortization...................                 55,582               1,380,028               4,571,641
                                                           -----------------       -----------------       -----------------
        Total operating costs and expenses...........              4,961,639              24,794,940              41,338,075
                                                           -----------------       -----------------       -----------------
        Operating loss...............................             (4,961,639)            (21,543,165)            (23,416,491)
Other income (expense):
     Interest expense................................                     --              (9,892,031)            (17,365,380)
     Interest income.................................                117,210               9,419,572              11,935,917
     Other expense...................................                     --                      --                (431,753)
     Monetary loss...................................                     --                      --              (7,148,993)
     Exchange and translation loss...................                (60,179)             (3,417,898)                     --
                                                           -----------------       -----------------       -----------------
     Total other income (expense)....................                 57,031              (3,890,357)            (13,010,209)
                                                           -----------------       -----------------       -----------------
Net loss.............................................      $      (4,904,608)      $     (25,433,522)      $     (36,426,700)
                                                           =================       =================       =================



              See the accompanying notes to financial statements.

                          PAGING NETWORK DO BRASIL S.A.
                        STATEMENT OF SHAREHOLDERS' EQUITY
                            (Amounts in U.S. dollars)

                                                                                        Other
                                            Common              Accumulated         Comprehensive
                                            Stock                 Deficit               Income               Total
                                            ------              -----------         -------------            -----
Issuance of common stock of
   predecessor.....................          $5,950,100         $          --          $          --          $5,950,100
Exchange of common stock of
   predecessor for redeemable
   preferred stock.................          (5,940,000)                   --                     --          (5,940,000)
Issuance of common stock...........              18,572                    --                     --              18,572
Net loss for the period............                  --            (4,904,608)                    --          (4,904,608)
                                      -----------------     ------------------     -----------------   ------------------
Balance at December 31, 1996.......              28,672            (4,904,608)                                (4,875,936)

Issuance of common stock...........               2,088                    --                     --               2,088
Net loss for the period............                  --           (25,433,522)                    --         (25,433,522)
Accrued dividends on redeemable
   preferred stock.................                  --            (3,661,421)                    --          (3,661,421)
                                      -----------------     -----------------      -----------------   -----------------
Balance at December 31, 1997.......              30,760           (33,999,551)                    --         (33,968,791)

Net loss for the period............                  --           (36,426,700)                    --         (36,426,700)
Foreign currency translation
   adjustment......................                  --                    --              3,596,597           3,596,597
Monetary adjustment on redeemable
   preferred stock.................                  --            (2,386,372)                    --          (2,386,371)
Accrued dividends on redeemable
   preferred stock.................                  --            (4,283,590)                    --          (4,283,590)
                                      -----------------     -----------------      -----------------   -----------------
Balance as of December 31, 1998....              30,760     $     (77,096,213)     $       3,596,597   $     (73,468,856)
                                      =================     =================      =================   =================


               See the accompanying notes to financial statements.

                          PAGING NETWORK DO BRASIL S.A.
                             STATEMENT OF CASH FLOWS
                            (Amounts in U.S. dollars)

                                                               From April 17, 1996                  Year Ended
                                                               (inception) Through                 December 31,
                                                                   December 31,                    ------------
                                                                       1996                   1997               1998
                                                                ------------------      ----------------   -----------------

Operating activities:
   Net loss..................................................     $    (4,904,608)      $   (25,433,522)   $     (36,426,700)
   Adjustments to reconcile net loss to net cash used by
   operating activities:
      Depreciation and amortization..........................              55,582             1,380,028            4,571,641
      Provision for losses on accounts receivable............                  --               977,010            2,419,364
      Amortization of debt issuance costs....................                  --               329,530              431,180
      Monetary loss..........................................                  --                    --            7,148,993
      Impairment loss on long-lived assets...................                  --                    --            1,112,292
      Loss on sale of equipment..............................                  --                    --               72,492
      Changes in operating assets and liabilities:
      Increase in accounts receivable.....................                  --               (1,796,845)          (2,166,818)
         Decrease (increase) in refundable taxes.............            (839,859)              558,942           (1,224,234)
         (Increase) decrease in pager inventories............          (2,105,955)           (4,719,355)           4,132,452
         (Increase) decrease in prepaid expenses
           and other current assets..........................            (635,109)              462,079             (268,207)
         Increase in other assets............................                  --              (316,020)             (49,293)
         Decrease in pledged securities......................                  --             6,874,783           15,080,936
         Increase (decrease) in accounts payable.............           2,532,676              (651,549)            (454,104)
         Increase in accrued expenses........................             576,374             3,678,961            1,249,939
         Increase (decrease) in payable to related parties...           1,854,492              (283,124)            (304,120)
                                                                  ---------------       ----------------   ------------------
              Net cash used by operating activities..........          (3,466,407)          (18,939,082)          (4,674,187)

Investing activities:
     Purchase of fixed assets................................          (4,569,003)          (15,812,055)         (11,808,542)
     Proceeds from sale of equipment.........................                  --                    --              366,853
     Decrease (increase) in short-term investment............                  --           (59,039,317)          15,284,017
                                                                  ---------------       ----------------   -----------------
              Net cash (used in) provided by investing
              activities.....................................          (4,569,003)          (74,851,372)           3,842,328

Financing activities:
     Proceeds from the sale of common and redeemable
       preferred stock.......................................          20,461,527             9,550,660                   --
     Proceeds of senior notes, net of debt issuance cost.....              18,572           117,745,451                   --
     Pledged securities......................................                  --           (45,573,342)                  --
                                                                  ---------------       ----------------   -----------------
              Net cash provided by financing activities......          20,480,099            81,722,769                   --

Effect of exchange rate changes on cash......................                  --                    --              674,642
                                                                  ---------------       ---------------    -----------------
Net decrease in cash and cash equivalents....................          12,444,689           (12,067,685)            (157,217)
Cash and cash equivalents at beginning of period.............                  --            12,444,689              377,004
                                                                  ---------------       ---------------    -----------------
Cash and cash equivalents at end of period...................     $    12,444,689       $       377,004    $         219,787
                                                                  ===============       ===============    =================

Supplemental disclosures of cash flow information:
     Cash paid during the year for:

       Interest on senior notes                                   $            --       $     8,437,500    $      16,875,000
                                                                  ===============       ===============    =================



               See the accompanying notes to financial statements.

                          PAGING NETWORK DO BRASIL S.A.
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1998
                            (Amounts in U.S. dollars)

1.       Organization

     Paging Network do Brasil S.A. (formerly Warburg Paging do Brasil Ltda., the "Company") was formed on April 7, 1996 through an investment by Warburg, Pincus Ventures, L.P. During 1997, the Company started to provide paging services in Sao Paulo and Rio de Janeiro and offers extended paging services to eight other cities in Brazil.

         In October 1996, the Company increased its capital to approximately $5.5 million and in December 1996, as a result of capital contributions of three new shareholders, received approximately $15 million of additional capital. In December 1996, the Company changed its name from Warburg Paging do Brasil Ltda. to Paging Network do Brasil Ltda. and then to Paging Network do Brasil S.A. following a change in its legal formation from a limited liability company (Ltda.) to a closed corporation (S.A.). In June 1997, the Company issued $125 million principal amount of 13-1/2% Senior Notes due June 6, 2005 ( the "Senior Notes"). Prior to consummation of the Senior Note offering, the Company received from shareholders approximately $9.5 million in connection with the issuance of additional shares of redeemable preferred stock, and effected a stock split of
40.74774 for each issued and outstanding share of common stock.

2.       Summary of Significant Accounting Policies

     The financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") in U.S. dollars.

     The Company's significant accounting policies are as follows:

Foreign Currency Translation

     Until December 31, 1997, the financial statements were translated from Brazilian reais to U.S. dollars in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 52 as it applies to entities operating in highly inflationary economies. Pager inventories, fixed assets and intangibles and related income statement accounts were remeasured at exchange rates in effect when the assets were acquired or the liabilities were incurred. All other assets and liabilities were remeasured at period end exchange rates, and all other income and expense items were remeasured at average exchange rates prevailing during the period. Remeasurement adjustments were included in exchange and translation gains (losses).

         Effective January 1, 1998, the Company determined that Brazil ceased to be a high inflationary economy under SFAS 52. Accordingly, as of January 1, 1998, the Company began using the real as the functional currency. As a result, all assets and liabilities are translated into dollars at period end exchange rates and all income and expense items are translated into U.S. dollars at the average exchange rate prevailing during the period. Translation adjustments are not included in determining net income but reported in other comprehensive income. Transaction (losses) associated with the Company's net U.S. dollar liability position is included in monetary (losses).

Foreign Currency Hedge Transactions

         During 1997 and 1998, the Company entered into various foreign currency transactions including swap agreements, with maturities of one to 12 months, to hedge its foreign currency exposure. At December 31, 1997 and 1998, the Company had an investment which was the equivalent of a U.S. dollar-denominated investment of $51 million and $40 million, respectively. During 1997 and 1998, these transactions reduced a portion of the devaluation risk associated with the Company's $125 million dollar payable. Currency gains on investment transactions designated as hedges are yield adjustments and included in interest income.

         The counterparties to the Company's swap agreements consist of a number of major international financial institutions. The credit ratings and concentration of risk of these financial institutions are monitored on a continuing basis and present no significant credit risk to the Company.

Revenue Recognition

         The Company recognizes revenue under service, rental and maintenance agreements with customers as the related services are performed. Advance billings for services are deferred and recognized as revenue when earned. Sales of pagers are recognized upon delivery. Sales commissions are included in selling and marketing expenses. The Company will lease certain pagers under month-to-month arrangements.

Advertising Costs

         The Company expenses the costs of advertising as incurred. Advertising expense during 1996, 1997 and 1998 was $0, $2,100,000 and $3,437,000,
respectively.

Reclassification

         Certain 1996 and 1997 amounts have been reclassified to conform with the 1998 presentation.

Cash Equivalents

         The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Short-term investments are liquid investments with a maturity of greater than three months for which carrying values approximate market values.

Allowance for Doubtful Accounts

         The Company had an allowance for doubtful accounts of $977,010 at December 31, 1997 and $1,400,000 at December 31, 1998. Charges to the allowance during 1996, 1997 and 1998 were $0, $0 and $2,000,000, respectively.

Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual result could differ from those estimates.

Inventories

         Inventories consist of certain types and brands of pagers (the subscriber devices) which are held primarily for resale. Inventories are recorded at the lower of average cost or market.

3.       Related Party Transactions

         The Company has agreed to reimburse its shareholders for certain transaction costs associated with the formation of the Company and the $125,000,000 senior note offering consummated on June 6, 1997. As of December 31, 1997 and 1998, the Company had payables of approximately $900,000 and $968,000, respectively, to Warburg, Pincus and approximately $500,000 and $250,000 to Paging Network, Inc.

4.       Long Term Debt

         On June 6, 1997, the Company issued $125,000,000 principal amount of 13-1/2% Senior Notes due June 6, 2005. Interest is payable semi-annually in arrears on June 6 and December 6 of each year. Of the $125,000,000 proceeds approximately $45,600,000 was used to purchase U.S. government securities, scheduled interest and principal payments on which are in amounts sufficient to provide for payment in full when due of the first six scheduled interest payments on the Senior Notes. Debt issuance costs are capitalized and amortized over the term of the debt under the effective yield method.

         The Senior Notes are redeemable on or after June 6, 2001 at the option of the Company, in whole or in part from time to time, at specified redemption prices declining annually to 100% of the principal amount on or after June 6, 2004, plus accrued interest. The Senior Notes contain certain covenants that, among other things, limit the ability of the Company to incur additional indebtedness or issue preferred stock, pay dividends or make certain other restricted payments. Upon a change of control, the Company is required to make an offer to purchase the Senior Notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any. In accordance with the covenants of the Senior Notes and the Company's current level of leverage, at December 31, 1998 it is unable to make any dividend payments.

5.       Accrued Expenses

         Accrued expenses at December 31, 1997 and 1998 are comprised of the following:

                                                                  1997             1998
                                                                  ----             ----
                Excise taxes payable                         $     141,013    $     334,174
                Withholding taxes payable...............           392,177          247,733
                Payroll and other benefits payable......         1,419,651        1,439,289
                Accrued interest payable................         1,125,000        1,125,000
                Other...................................         1,177,494        2,053,122
                                                             -------------    -------------
                                                             $   4,255,335    $   5,199,318
                                                             =============    =============


6.       Redeemable Preferred Stock

         The redeemable preferred stock has an accruing dividend with an effective annual rate of 12% compounding quarterly from its issuance on December 11, 1996. On the fifth anniversary of its issuance, the dividend increases to an effective rate of 14% compounding quarterly. On the sixth anniversary all previously accrued dividends will be paid in kind. The annual dividend rate will increase to 16% in the seventh year, 18% in the eighth year, and 20% in the ninth and tenth years. After the sixth anniversary, subject to the terms of the Indenture, all dividends will be payable in cash. The Company is required to redeem the redeemable preferred stock at $1,000 per share plus accrued and unpaid dividends on the tenth anniversary of its issuance.

         The holders of the redeemable preferred stock are entitled to voting rights limited to specific matters included on the Company's by-laws.

         The amount of accrued and unpaid dividends on the redeemable preferred stock at December 31, 1997 and 1998 was $3,661,424 and $7,945,014, respectively. There was no such accrual as of December 31, 1996.

7.       Fixed Assets

         Fixed assets at December 31, 1997 and 1998 are comprised of the following:

                                                                                                   Period of
                                                                  1997              1998          Depreciation
                                                                  ----              ----          ------------
                Furniture and fixtures..................     $     1,384,612   $     1,915,206      10 years
                Equipment...............................          13,123,646        13,643,133     5-10 years
                Pagers..................................           2,563,325         7,888,885      2.5 years
                Leasehold improvements..................           3,309,475         4,104,869       5 years
                                                             ---------------   ---------------
                                                                  20,381,058        27,552,093
                Less - Accumulated depreciation.........          (1,435,610)       (5,682,876)
                                                             ---------------   ---------------
                                                             $    18,945,448   $    21,869,217
                                                             ===============   ===============

8.       Commitments

         The Company has entered into various office space and transmission antenna rental agreements. These agreements are readjusted periodically for inflation. Rental expense commitments at December 31, 1998 are as follows:

                  1999     $2,755,800
                  2000     $2,867,000
                  2001     $2,984,000
                  2002     $3,107,500
                  2003     $3,236,700

         Total rental expense for the periods ended December 31, 1996 and 1997 and 1998 was $124,000, $2,011,000 and $3,020,600, respectively.

9.       Income Taxes

         The Company has not recognized any future income tax benefit for its net operating loss carryforwards in excess of net deferred tax liabilities as it is not assured that it will be able to realize a benefit for such losses in the future. The net operating loss carryforwards amounted to $26.4 million and $48.3 million at December 31, 1997 and 1998, respectively. Under Brazilian law, net operating losses may be carried forward for an unlimited period of time. Use of these losses, however, is restricted to 30% of taxable income in a tax period. For reporting purposes, a valuation allowance of 100% has been recognized.

10.      Non-recurring Charges

         During the year ended December 31, 1998, the Company recorded a charge of approximately $1.3 million in connection with the consolidation of its dispatch centers, which were formerly in Rio de Janeiro and Sao Paulo, in Sao Paulo. The charge was recorded as an operating expense in the fourth quarter 1998 and included in general and administrative expense. Included in such amount is an impairment loss on long-lived assets of approximately $1.1 million.

11.      Subsequent Event

         The Brazilian government announced a change in monetary policy related to exchange rates on January 13, 1999. The Central Bank of Brazil announced that they would use a new broad band of 1.20 to 1.32 R$/US$ and eliminate the previous band of 1.12 to 1.22 R$/US$. Upon the implementaion of the new broad band on January 13, 1999, the Real devaluad approximately 8% as the exchange rate reached the the upper limit of the band. On January 15, the Central Bank opted to revoke the band system and left the Real to trade freely against foreign currencies.

         On March 31, 1999, the Real was being negotiated at the rate of R$1.72 to US$1.00, a 30% devaluation since December 31, 1998. If the 30% devaluation of the Real against the US dollar had occurred on December 31, 1998, the impact based on the December 31, 1998 Real exposure and current translation procedures (using SFAS 52), would be a foreign currency translation adjustment of approximately US$18 million charged to shareholder's equity (deficit).

         Currently, the Company is unable to estimate the ultimate effects of the new foreign exchange trading policy on its 1999 financial position, and the related impact on its future operations and its cash flows, nor can it reasonably estimate if the current foreign exchange rates will remain at the same levels.