Form 20-F
period 1999-12-31
PAGING NETWORK DO BRAZIL SA
filed 2000-05-04
CIK 1041491

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

/_/      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                       OR

/_/           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1999

                                       OR

/_/         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
       For the transition period from _______________ to ________________

                             Commission file number:

                                 Paging Network do Brasil S.A.
       -------------------------------------------------------------------------
                    (Exact name of Registrant as specified in its charter)

                                 Paging Network do Brasil Inc.
       -------------------------------------------------------------------------
                        (Translation of Registrant's name into English)

                               The Federative Republic of Brazil
       -------------------------------------------------------------------------
                        (Jurisdiction of incorporation or organization)

                                  Rua Alexandre Dumas, 1,711
                                     Chacara Santo Antonio
                                 Sao Paulo, 04717-004, Brazil
       -------------------------------------------------------------------------
                           (Address of principal executive offices)

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

                                      None
       -------------------------------------------------------------------------
                                (Title of Class)

                 Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                             None
       -------------------------------------------------------------------------
                                       (Title of Class)

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

                                Yes /x/  No /_/

Indicate by check mark which financial statement item the registrant has elected to follow.

                            Item 17 /_/  Item 18 /x/

                                TABLE OF CONTENTS

                                                                                                                 PAGE
                                                                                                                 ----
Presentation of Certain Information...............................................................................1

Forward-Looking Statements........................................................................................1

Exchange Rates....................................................................................................1

PART I
   Item 1.   Description of Business..............................................................................5

   Item 2.   Description of Property.............................................................................16

   Item 3.   Legal Proceedings...................................................................................16

   Item 4.   Control of Registrant...............................................................................16

   Item 5.   Nature of Trading Market............................................................................20

   Item 6.   Exchange Controls and Other Limitations Affecting Security Holders..................................20

   Item 7.   Taxation............................................................................................21

   Item 8.   Selected Financial Data.............................................................................25

   Item 9.   Management's Discussion and Analysis of Financial Condition and Results of Operations...............25

   Item 10.  Directors and Officers of Registrant................................................................33

   Item 11.  Compensation of Directors and Officers..............................................................33

   Item 12.  Options to Purchase Securities from Registrant or Subsidiaries......................................34

   Item 13.  Interest of Management in Certain Transactions......................................................34

PART II
   Item 14.  Description of Securities to be Registered..........................................................35

PART III
   Item 15.  Defaults Upon Senior Securities.....................................................................36

   Item 16.  Changes in Securities, Changes in Security for Registered Securities and
               Use of Proceeds...................................................................................36

PART IV
   Item 17.  Financial Statements................................................................................36

   Item 18.  Financial Statements................................................................................36

   Item 19.  Financial Statements and Exhibits...................................................................36

Signatures.......................................................................................................39

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

         Unless otherwise stated, the translations of REAIS into dollars have been made in accordance with the provisions of Statement of Financial Accounting Standards No. 52 as it applies to entities operating in highly inflationary economies, at a rate published daily by the Brazilian Central Bank (the "Central Bank") through December 31, 1997.

         Effective January 1, 1998 the Company began using the REAL as the functional currency as Brazil ceased to be a high inflationary country under SFAS 52. See notes to the financial statements for details on translation adjustments.

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

                               EXCHANGE RATE DATA

         The Company publishes its financial statements in U.S. dollars. However, currently the majority of the Company's revenues and expenses are denominated in REAIS. For information regarding the effects of currency fluctuations on the Company's results, see "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations."

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

         On March 6, 1995, the Central Bank announced that it would intervene in the market and buy or sell U.S. dollars, establishing a floating band in which the exchange rate between the REAL and the U.S. dollar could fluctuate. The Central Bank initially set the band with a floor of R$0.86 per US$1.00 and a ceiling of R$0.90 per US$1.00 and provided that, from and after May 2, 1995, the band would fluctuate between R$0.86 and R$0.98 per US$1.00. Shortly thereafter, the Central Bank issued a new directive providing that the band would be between R$0.88 and R$0.93 per US$1.00. On June 22, 1995, the Central Bank issued another directive providing that the band would be between R$0.91 and R$0.99 per US$1.00 and subsequently reset the band on January 30, 1996 to between R$0.97 and R$1.06 per US$1.00. There can be no assurance that the band will not be altered in the future. On June 7, 1996, the Commercial Market rate as reported by the Central Bank was R$0.99910 per US$1.00. On February 18, 1997, the Central Bank again reset the band to between R$1.05 and R$1.14 per US$1.00.

         By means of Comunicado No. 6565, dated January 18, 1999, the Central Bank extinguished the band. According to such regulation, the Central Bank will no longer establish exchange rates in the foreign exchange market but instead, the exchange rates shall be determined by the inter-bank market. There have been occasions where the Central Bank did intervene in the foreign exchange market to indicate it has control over the market in line with the overall economic policy and International Monetary Fund (IMF) agreed targets.

         The following table sets forth the Commercial Market Rate for U.S. dollars for the periods and dates indicated. Amounts are expressed in REAIS and have been translated from the predecessor currencies in effect during the relevant period at the rates of exchange at the time the successor currency took effect

                          EXCHANGE RATES PER US$1.00(1)

PERIOD                   LOW           HIGH        AVERAGE(2)       PERIOD-END
------                   ---           ----        ----------       ----------

1990..............     0.000004       0.000062      0.000025        0.000062

1991..............     0.000062       0.000389      0.000149        0.000389

1992..............     0.000393       0.004505      0.001655        0.004505

1993..............     0.004557       0.118584      0.032809        0.118584

1994..............     0.120444       0.940000      0.645000        0.846000

1995..............     0.834000       0.972600      0.917742        0.972500

1996..............     0.971800       1.041400      1.004000        1.039100

1997..............     1.039500       1.116400      1.078100        1.116400

1998..............     1.116500       1.208700      1.162600        1.208700

1999..............     1.207800       2.164700      1.816900        1.789000

----------

(1)      The information above based on bulletins published by the Central Bank.

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

         There can be no assurance that the Brazilian Government will not in the future impose more restrictive foreign exchange regulations that would have the effect of eliminating or restricting the Company's access to foreign currency that would be required to meet its foreign currency obligations, including the Notes. The likelihood of the imposition of such restrictions by the Brazilian Government may be affected by, among other factors, the extent of Brazil's foreign currency reserves, the availability of sufficient foreign currency on the date a payment is due, the size of Brazil's debt service burden relative to the economy as a whole, Brazil's economic policy and agreed targets with IMF and political constraints to which Brazil may be subject.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

GENERAL

         PageNet do Brasil is a provider of paging and wireless messaging services in Brazil. The Company has secured licenses which enables it to broadcast paging services throughout the country, and had at year-end approximately 90,189 subscribers down from approximately 96,767 subscribers at year-end 1998. The Company has 82 paging transmitters installed in 10 cities (the "EXISTING COVERAGE AREA"). PageNet do Brasil was formed by Paging Network International N.V. ("PageNet NV"), a wholly owned subsidiary of Paging Network, Inc. ("PageNet USA"), the largest paging company in the United States, Warburg, Pincus Ventures, L.P. ("Warburg Pincus"), a private equity fund, TVA Sistema de Televisao S.A. ("TVA"), a leading pay television company in Brazil, and a wholly owned subsidiary of Abril S.A., Latin America's largest publishing enterprise, IVP Paging (Cayman) L.P. ("IVP Cayman"), the general partner of which is International Venture Partners, Inc. ("IVP"), a private investment fund focused on Brazil, and Multiponto Telecomunicacoes Ltda. ("Multiponto"), an equity investor focused on the Brazilian telecommunications sector.

         Although the Brazilian paging industry has been adversely affected by the rapid growth in the use of cellular telephones, the Company believes that a number of factors continue to provide a market for paging services in Brazil, including: (i) Brazil's large population, (ii) the paging market's relatively low penetration rate, (iii) the relatively high demand for reliable and low cost communications services and (iv) the development and implementation of new two-way services that provide access to the Internet. The Company is in the process of considering the development of a two-way network in Brazil but there can be no assurance that the Company will implement such a network.

         The Company believes it will be well positioned to maintain a good position as a provider of paging services in Brazil because of its state-of-the-art infrastructure, high quality services, low cost structure and strategic relationships. In 1999, the Company won an award naming it the best paging service provider in Brazil by Exame and Info-Exame, two widely-circulated and well-known business magazines in Brazil, which have been conducting quality surveys for the information systems and telecommunications industries since the early 1990s.

BUSINESS STRATEGY

         The Company's strategy is to continue to be a leading provider of one-way paging services in Brazil by: (i) providing high quality paging services at a low cost, (ii) developing new wireless internet application services, (iii) increasing market penetration, and (iv) providing superior customer service.

         PROVIDE HIGH QUALITY PAGING SERVICES AT A LOW COST. The Company has employed state-of-the-art FLEX(R) technology developed by Motorola, Inc. and is using equipment similar to that used by PageNet USA in the United States. Furthermore, the Company utilizes a fully redundant paging system that is linked by satellite. Management believes that as the Company adjusts itself to a smaller one way paging market, this advanced technology will allow the Company to continue to be a provider of high quality paging services at a low cost per subscriber.

         DEVELOP NEW WIRELESS INTERNET APPLICATION SERVICES. By developing application services like e-mail notification and the capability to deploy internet information into the one-way device, the Company believes it can capture part of the internet market growth in Brazil.

         GAIN MARKET PENETRATION. As of December 31, 1999, the Company had captured an estimated 10% of the paging market. Unlike competitors whose primary focus has been the consumer market, the Company now focuses primarily on business customers through a commissioned direct sales force and through telemarketing. The Company has reduced significantly its retail distribution channels. The Company has two "retail showrooms" strategically located in Sao Paulo.


         PROVIDE SUPERIOR CUSTOMER SERVICE. By focusing on key elements of customer satisfaction during the sales process and over the life of the customer , the Company provides high levels of customer service. Moreover, the Company has introduced customer service account representatives to the paging industry in Brazil, as a complement to sales representatives. The primary function of customer service account representatives is to serve existing accounts. In addition, customer service account representatives act as a secondary sales force, targeting existing customers for additional services and paging units. The Company believes this strategy allows it to ensure superior customer satisfaction.

THE COMPANY'S MARKETS

         The Company has secured three national licenses, which enable it to broadcast paging services on specified frequencies throughout Brazil. In addition, the Company has secured another three local licenses which serve to enhance the Company's capacity in certain cities in the Existing Coverage Area. The Company is actively marketing paging services in Sao Paulo, Rio de Janeiro and Brasilia and currently offers extended paging coverage in the remainder of the Existing Coverage Area.

                                                                   ESTIMATED
                                                                   POPULATION
EXISTING COVERAGE AREA(1)                                         (IN MILLIONS)
-------------------------                                         -------------

CURRENT MARKETS:

Sao Paulo..........................................                    22.7

Rio de Janeiro.....................................                    10.9

Brasilia...........................................                     1.7

EXTENDED COVERAGE AREA:

Curitiba...........................................                     2.0

Belo Horizonte.....................................                     3.4

Porto Alegre.......................................                     2.7

Salvador...........................................                     2.6

Recife.............................................                     2.8

Belem..............................................                     1.7

Goiania............................................                     1.3
                                                                      -----

         Total.....................................                    51.8

----------

(1) Includes, in each case, the city identified as well as the regions surrounding such city in which the Company expects to provide its services.

(SOURCE: INSTITUTO BRASILEIRO DE GEOGRAFIA E ESTATISTICA--IBGE (BRAZILIAN
INSTITUTE FOR GEOGRAPHICS AND STATISTICS) (1995) )

         CURRENT MARKETS. The Company commenced offering paging services in greater Sao Paulo in January 1997 and in Rio de Janeiro in September 1997, the two largest metropolitan areas in the country. In the third quarter of 1999, the Company commenced offering paging services in Brasilia. Sao Paulo, Rio de
Janeiro and Brasilia have a combined population of approximately 35.3 million people. The Company occupies 43,000 square feet of office space in Sao Paulo and 19,460 square feet of office space in Rio de Janeiro and Brasilia's sales office and had approximately 90,189 subscribers as of December 31, 1999.

         EXTENDED COVERAGE AREA. Extended coverage allows a paging customer to receive pages in cities other than the customer's base city. Through the satellite-linked transmission system, customers can choose to receive pages only in their base city or to extend their paging service to include additional cities. For example, a customer in Sao Paulo can still receive pages when traveling to a city in the Extended Coverage



Area. The Company has installed transmitters in seven cities in addition to Sao
Paulo, Rio de Janeiro and Brasilia and is currently offering its customers extended paging coverage in all of these cities. The Company has delayed plans to open local offices in these cities due to the significant slow down in the paging industry. Any decision in the future to open local offices in these, or any other, cities will depend upon business demand, general economic conditions, the presence of competing businesses and telephone infrastructure. The Company, however, will continue to consider attractive opportunities to enter other markets on an ongoing basis.

OPERATIONS AND SYSTEMS

         OVERVIEW. The Company's day-to-day operations to provide paging services to its subscribers are substantially similar to those of PageNet USA in the United States. Pagers and other paging equipment are received by the Company and placed in inventory, where they are appropriately labeled and coded for proper tracking after sale, and programmed to respond only to a particular code.
These pagers are then supplied to the Company's direct sales representatives, the Company's stores or to other sellers of the Company's service, who are responsible for the initial sales process including payment collection, the completion of an application for service, and the delivery of a functioning pager. The Company's billing department enters the appropriate customer information to begin the billing process, and the collections department begins tracking the customer's payment history to ensure timely payment. Customer service representatives address calls from customers regarding the functions of the pager, service details and payment policies. The dispatch center, which receives the calls from individuals sending alphanumeric pages to subscribers and enters the message into the paging terminal, dispatches messages 24 hours per day, seven days per week. The systems department monitors daily all of the Company's equipment including transmitters, paging terminals and supporting software and hardware.

         DISPATCH CENTER. The Company operates state-of-the-art dispatch center in Sao Paulo, utilizing customized dispatch software and analytic staffing software designed to enhance productivity. The Company currently has sufficient telephone capacity to conduct its business for the foreseeable future and expects that it will be able to obtain additional telephone capacity as the demands of its business require. The Company emphasizes both productivity and quality performance to its dispatch center staff through training, monthly monitoring and incentive based performance measures.

         ADVANCED INFORMATION SYSTEMS. The Company uses an advanced proprietary management information system, customized to accommodate the Brazilian market.
This system is used primarily to support three principal areas of the Company's business: (i) customer service, including billing systems; (ii) network management and operational support systems; and (iii) general business support systems including financial management. The Company's information systems have been designed to accommodate efficiently the planned data the Company expects to process .

         CUSTOMER SERVICE. The Company's customer information and billing system incorporates all aspects of billing and customer preferences, which are intended to produce a high level of customer satisfaction and to minimize customer turnover levels. The Company's customer information and billing system provides management with readily accessible information regarding subscribers' pager usage, coordinates customer account information among the various departments and ensures that customers receive all requested products and, technical and support services. This access to information facilitates the provision of attentive customer service. The Company's account representatives, who are responsible for customer service, respond to a customer's telephonic inquiry within 24 hours. The Company believes that customer service is an important factor in developing customer loyalty and differentiates its service from that of its competitors.

         BILLING AND COLLECTIONS. The Company utilizes the Brazilian practice of invoicing customers through the banking system. Billing information is electronically transmitted to the Company's bank which then mail the invoices and collects the Company's receivables at its branches or affiliates. The Company has implemented a collections policy to contact delinquent customers, charge a late fee and finally suspend service until the account is made current. The Company monitors customer payment patterns and has developed a subscriber credit criteria policy.

         NETWORK MAINTENANCE. The Company has two separate but coordinated network maintenance systems. The first is dedicated to the proper maintenance of the paging system which includes daily dial-in to each of the Company's paging transmitters, monthly preventative maintenance reviews of each site, periodic review of the satellite up-link and constant monitoring of the paging terminals that reside in the Company's local offices. This department is also responsible for updating and upgrading the hardware and software so that the system is operating at the highest possible level. The second system is responsible for the maintenance and interconnectivity of all other computer systems, including the dispatch department's systems, the Company's LAN and related productivity software and the telephone system. In addition, this department is responsible for the Company's relationship with local and long distance telephone companies including the acquisition of additional telephone lines if needed.

SALES AND MARKETING

         The Company's current marketing strategy is to differentiate its service from that which is available in the Brazilian market today. The Company believes that it provides a lower cost and higher quality service than its competitors through its advanced FLEX(R) technology and satellite-linked network, customized informatioN systems, and focus on customer service. The
Company also prices its high quality service competitively and uses appropriate sales channels to distribute its product, now focused on the business market segment.

BUSINESS MARKET

         CUSTOMER SEGMENTATION. The Company targets businesses whose employees are highly mobile or work at several locations. Such customers include companies in service industries, hospitals and medical professionals, construction and manufacturing companies, governmental agencies and retail and financial institutions. The Company believes that the business market segment will offer stronger recurring revenues and will experience a higher subscriber retention rate than the consumer market segment. As of December 31, 1999, business customers accounted for approximately 38% of the Company's pagers in service in Brazil, up from 25% in December 1998.

         Subject to appropriate credit policies, the Company leases pagers to businesses, thereby reducing the business customer's capital outlay.

         DISTRIBUTION. The Company employs a direct sales force to target specific businesses. Sales representatives receive leads through a number of sources, including the Company's telemarketing department, referrals and advertising. In addition, the Company employs a separate team of account representatives, whose primary function is to serve existing accounts. The account representatives act as a secondary sales force, targeting existing customers for additional services and paging units. The Company believes that by shifting the customer service function from the sales representative to an account representative, the sales representative is more productive and the customer is better served.

CONSUMER MARKET

         CUSTOMER SEGMENTATION. The Company estimates that, as of December 31,
1999, individuals accounted for 62% approximately, down from 75% of total pagers in service in Brazil in December 1998. Management believes that consumer demand for paging service used to come from the need for a reliable, portable communications service and that it has been severely affected by low pre-paid cellular telephone service.

         Due to the prevailing market conditions, advertising has not been a key component of the Company's consumer marketing strategy. The Company's few advertising campaigns and maintenance programs conducted in early 1999 included advertisements in newspapers, television, magazines, billboards and radio.

         DISTRIBUTION. In Sao Paulo, the Company's advertising campaign directed consumers to the Company's strategically located retail showrooms. Even though this is no longer emphasized, the Company had also developed a retail outlet distribution channel through which the Company provided pagers to the consumer at discounted prices. Once purchased by a subscriber, the pager would be activated on the Company's standard retail contract as a subscriber-owned pager.

PRODUCTS

         EXISTING PRODUCTS. The Company offers PIN-based alphanumeric paging with dispatch service included, at a competitive price. Additional product enhancements are available to subscribers, including extended coverage in the Existing Coverage Area, pager protection against loss or theft, pager maintenance and wireless internet related services.

         SUBSEQUENT PRODUCTS. The Company has offered some and expects to offer some other additional products, many of which will be new products to the Brazilian paging market. These products may include: (i) page-by-name, which allows the caller to eliminate the use of a PIN and send a page using only the subscriber's name; (ii) direct dial paging, which allows the caller to dispense with the use of a PIN and send a page using a subscriber's direct telephone number; (iii) customized greeting, which allows a subscriber to customize service and have a dispatch center operator answer using the subscriber's name and other information as designated by the subscriber; (iv) numeric paging; (v)
Page-Mail, which adds voice mail service to an existing subscriber account; (vi) click detection, which enables Brazil's prevalent pulse telephones to send pages where tone telephones would otherwise be required; (vii) self dispatch, which allows subscribers to send pages directly from their personal computers, without accessing the dispatch center; and (viii) internet dispatch and e-mail capabilities. Although the Company does not plan on offering these subsequent products due to current market conditions, the Company remains positioned to offer these additional products in the future should market conditions improve.

         FUTURE PRODUCTS. The Company may deploy new paging and paging-related products with both one-way and two-way spectrums and has already secured a two-way experimental license. Although the Company has access to additional technologies through its relationship with PageNet USA it has also hired a U.S.-based consulting firm to help it understand new technologies and applications. There can be no assurance that the Company will offer any of these products or services in the future.

PAGING SYSTEMS EQUIPMENT

         The Company's paging system equipment consists of call distribution telephone connectors, dispatch systems, paging terminals, satellite up-links, satellite receivers, paging transmitters and pagers. Additional supporting equipment includes fully redundant telephone switches, dispatch systems and paging terminals, uninterrupted power supplies, backup generators, dedicated land lines redundant to the microwave and satellite-linked systems and land lines to each transmitter for daily diagnostic review and maintenance. The
Company, has supervised the entire paging infrastructure build-out from transmitter site selection to transmitter installation alignment to programming of the paging terminal.



         The Company has secured satellite access from Embratel, a Brazilian satellite and long distance telephone company, to access BrasilSat One, a Brazilian satellite, and link its paging transmitters. The Company leases its satellite access under a five-year contract. A "backbone" network of satellite paths with microwave and conventional radio links will connect the operators, telephone lines, terminals and control equipment to various cities to be served.

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

COMPETITION

         The Company has experienced and will continue to experience direct competition in all the locations in which it operates. Competition for subscribers to the Company's paging services in most geographic markets will be based primarily on the price of the device and the monthly service charge, the quality and variety of services offered and the geographic area covered. The
Company believes that its price of device and service, the quality of its services and its geographic coverage areas generally compares favorably with those of its competitors.

         Although most of the Company's competitors are small privately owned companies serving only one market area, others are subsidiaries or divisions of larger companies that provide paging services in multiple market areas being Teletrim, Mobitel, and Conectel our largest and primary competitors.



         In the Sao Paulo and Rio de Janeiro metropolitan areas, which together are estimated to represent approximately 80% of the current paging market in Brazil, more than eight competitors share a market of approximately
700,000 pagers in December 1999. While there is healthy competition in the paging market, no single competitor dominates the market. The current industry leaders, Teletrim and Conectel together share more or less evenly approximately 50% of the market. Teletrim is the largest player in Rio de
Janeiro and shares with Conectel the lead in Sao Paulo. With respect to the share of monthly new subscriber sales, 80% of all sales are approximately divided evenly among PageNet, Teletrim, and Conectel, each capturing approximately one-third of sales.




         The primary focus of the Company's competitors in the Brazilian paging market has been the consumer market, rather than the business market. The
Company always focused on both and now focus on the business markets and expects to take advantage of the fact that the corporate customer in the business markets is more likely to maintain service, pay on time, purchase enhanced services and have a better appreciation for the paging service.

EMPLOYEES

         As of December 31, 1999, the Company had a total of 517 employees, down from 750 employees in 1998. The Company's employees are not currently subject to collective bargaining agreements, although under the Brazilian Constitution the employees have a right to organize a union. The Company considers its employee relations to be good.

GOVERNMENT REGULATION

         TELECOMMUNICATIONS. Under Brazilian law, the provision of public services requires a concession, license or authorization granted by the relevant governmental authority. Under the Brazilian Constitution, the Federal Government is required to provide, directly or through concession, license or authorization, telecommunication services in accordance with the applicable regulations. According to this Constitutional provision, the Federal Government may freely grant concessions to private sector companies to provide telephone and telecommunications services and data transmission services. On July 19, 1996, Law 9,295 was enacted to regulate telecommunication services, which establishes that the Federal Government may impose restrictions in the composition of the capital stock of the companies holding concessions for the provision of mobile cellular telephone services and satellite signal transportation services for the period of three years following the enactment of such law. Such restriction will be imposed when required by national interest and shall require that at least 51% of the voting capital of such companies is held by Brazilian citizens. It is also provided by such law that the concessions can only be granted to companies organized under Brazilian law and having their head offices in Brazil. Decree 2,056 of November 4, 1996, which approved the regulations applicable to cellular telephone services, delegated to the Ministry of Communications the authority to establish limits to foreign participation with respect to such services. The Ministry of Communication has issued the call for a public bid (Concorrencia 001/96-SFO/MC) for the purchase of concessions to provide cellular telephone services, with the requirement that at least 51% of the voting capital of the proposed owners of the concessions be held by Brazilian citizens. Brazil was divided into 10 concession areas and the interested companies presented their bids on April 7, 1997. The awarding of the concessions has been successfully completed, except for the region encompassing the State of Amazonas, which had no bidders.

         On July 16, 1997, Law 9,472, the General Telecommunications Law, was enacted. The law created the National Telecommunication Agency (ANATEL) to regulate the telecommunication services in the country. The law also provides for (i) the organization of the telecommunications system, including the granting of licenses, which has replaced the Telecommunications Code enacted in 1962 and (ii) the restructuring and privatization of the Telebras System that was successfully completed in 1998. Article 18, Sole Paragraph of the law authorizes the Federal Government, under certain conditions, to impose foreign ownership restrictions relating to the capital stock of companies providing telecommunications services.

         Pursuant to Decree 2,534 of April 2, 1998, which approved the General
Granting Plan ("Plano Geral de Outorgas") for fixed telephone communication services, the Federal Government has started a bid call to grant authorizations to explore these services in the four regions in which the country has been divided for such purposes.



         Pursuant to Decree 2,617 of June 5, 1998, the concessions, permissions and authorizations to explore telecommunication services to the public in general shall only be granted or issued to companies organized under Brazilian law, with head offices and administration in the country, in which the majority of the quotas or shares with voting rights are held by companies organized under the laws of Brazil and with head offices and administration in the country or by individuals residents in Brazil.

         DEVELOPMENT OF PAGING REGULATIONS. The National Telecommunications
Agency (ANATEL) is the governmental body responsible to grant paging licenses in Brazil and is also the body in charge to regulate the exploitation of such services in Brazil. Currently, paging services in Brazil ("Servico Especial de
Radiochamada") are regulated by Rule No. 15/97, approved by Ordinance 558, of November 3, 1997, of the Ministry of Communications using its residual competence prior to the effective installation of ANATEL. Ordinance 558/97 expressly revoked Ministry of Communications Ordinances 232/91, 257/91 and
579/94, as well as Ordinance Minfra-SNC 32/91.

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

         On April 8, 1997, the President enacted Decree No. 2196, approving the
Regulation for Special Telecommunication Services, within which paging services are included. Such Decree provides the guidelines for the granting of licenses with respect to such services by the Ministry of Communications. Such Decree confirmed the competence of the Ministry of Communications to establish specific complementary rules, to grant licenses, to allocate frequencies and to supervise the exploitation of such special services. Since the enactment of the General
Telecommunications Law, the Ministry of Communications has been replaced by ANATEL for such functions.



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

         The number of requests for paging licenses presented to the Ministry of Communications increased in 1994 and 1995 and, as of March 14, 1997, approximately 855 local operating licenses had been issued. The Ministry of Communications has estimated that another 1,000 local operating licenses will be issued in the near future. In April 1997, two of the License holders (TVA and Multiponto) were granted nationwide licenses by the Ministry of Communications.
As of December 1999, only twelve national licenses were issued by the Ministry of Communication and pursuant to ANATEL's Resolution 171/99, 30 such licenses shall be issued in total.

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

         The Company anticipates no need for additional one-way frequencies in the existing coverage area and has already secured a two-way experimental license in accordance with ANATEL's Rule No. 4976 of October 08, 1999.
There can be no assurance that the Company will receive additional licenses.

         PAGING LICENSE OWNERSHIP; OPERATING AGREEMENTS; AGREEMENTS TO TRANSFER
LICENSES. The licenses presently operated by the Company were granted to and are owned by TVA, Multiponto and San Francisco Comunicacoes Ltda., an affiliate of IVP (the "License holders") and are valid through July 28, 2009. The Company has entered into Operating Agreements with each of the License holders pursuant to which the Company has the right to operate the paging licenses held by the License holders. The Company has also entered into Agreements of Promise of Assignment and Transfer of Permissions (the "Transfer Agreement") with each
License holder pursuant to which the License holders have agreed, subject to the necessary approvals, to transfer their paging licenses to the Company. The
Company has already requested the approval of ANATEL for the transfer of the license owned by TVA to the Company. As soon as such transfer is completed, the Company will request the approval for transfer and consolidation of the remaining licenses and their respective frequencies. Under the applicable paging legislation, operating agreements are permitted and do not represent a transfer of the license.

TRADEMARKS

         The Company markets its paging and related services under various names and marks, including PageNet and PageMail. The Company's use of each of these marks is granted by the terms of the Technical Services Agreement. Under the Technical Services Agreement, the Company has use of the PageNet USA trademarks and service marks in Brazil as long as PageNet USA holds such properties absent breach by the Company of its obligations thereunder or Brazilian governmental action requiring its termination. PageNet USA has applied to register the mark
PageNet in Brazil. PageNet USA has advised the Company that certain third parties also have applied to register the PageNet name in Brazil. PageNet USA is pursuing vigorously its registration of the PageNet mark. However, there can be no assurance that PageNet USA will be successful in which case the Company may not have the right to use the PageNet mark.

ITEM 2.  DESCRIPTION OF PROPERTY.

         The Company currently leases 43,000 square feet of space in Sao Paulo and 19,460 square feet of space in Rio de Janeiro and Brasilia to house its corporate headquarters and operations, including dispatch centers, systems rooms and a retail showroom. In addition, the Company leases an additional retail showroom in downtown Sao Paulo. The Company is planning to decrease its leased space in light of the slow down in the current paging business.

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

ITEM 4.  CONTROL OF REGISTRANT.

         The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock, no par value (the "Common
Stock") and Preferred Stock, no par value (the "Preferred Stock") as of April 21, 1999 as determined in accordance with Rule 13d-3 under the Securities
Exchange Act of 1934, as amended (the "Exchange Act"), unless otherwise stated with respect to (i) each person known by the Company to be the beneficial owner of more than five percent of any class of the Company's voting securities and
(ii) all directors and executive officers of the Company, as a group.



                                                                  COMMON STOCK                    PREFERRED STOCK
                                                                  ------------                    ---------------
NAME AND ADDRESS OF                                        NUMBER                            NUMBER
BENEFICIAL OWNER                                           OF SHARES     PERCENTAGE(1)       OF SHARES      PERCENTAGE
----------------                                           ---------     -------------       ---------      ----------

Paging Brazil Holding Co., LLC
c/o Warburg, Pincus Ventures, L.P.
466 Lexington Avenue
New York, New York 10017(2)..........................       939,955         68.2%                  --             --

Warburg, Pincus Ventures, L.P.
466 Lexington Avenue
New York, New York 10017(2)(3).......................       939,955         68.2%                20,000          66.7%

Paging Network International N.V.
4965 Preston Park Blvd.
Plano, Texas 75093(4)................................       325,982         19.1%                  --             --

IVP Paging (Cayman) L.P.
c/o Maples and Calder
P.O. Box 309
George Town, Grand Cayman
Cayman Islands, B.W.I................................       325,982         23.7%                 8,000          26.7%

Multiponto Telecomunicacoes Ltda.
Avenida Presidente Wilson No. 231
Rio de Janeiro, Brazil(5)............................       122,243          8.6%                 2,000          6.7%

Douglas M. Karp(6)
Warburg, Pincus Ventures, L.P.
466 Lexington Avenue
New York, New York 10017.............................       939,955         68.2%                20,000          66.7%

Gary D. Nusbaum(6)
Warburg, Pincus Ventures, L.P.
466 Lexington Avenue
New York, New York 10017.............................       939,955         68.2%                20,000          66.7%

All directors and executive officers as a group
(6 persons)(7).......................................       28,844          2.1%                   --             --

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

ITEM 5.  NATURE OF TRADING MARKET.

         The Company's outstanding registered securities consist solely of the U.S. dollar denominated 13.5% Senior Notes due 2005. There is no formal trading market for such securities.

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

ITEM 8.  SELECTED FINANCIAL DATA.

         The selected financial information for the Company set forth below for the years ended December 31, 1997, 1998 and 1999 have been derived from the Financial Statements of the Company, which have been audited by Ernst & Young, Auditors Independentes S.C. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of the Company included elsewhere in this document. The Financial Statements have been prepared in accordance with U.S. GAAP. The Company was a development stage company in 1996. The Company began earning revenue from operations in March 1997 and, therefore, is no longer a development stage company.



                                                               Year Ended December, 31
                                       -------------------------------------------------------------------------
                                       FROM APRIL 17,
                                      1996 (INCEPTION)
                                      TO DECEMBER 31,
                                            1996                1997               1998                1999
                                       -------------       -------------       -------------       -------------
                                                                   (U.S. Dollars)
Total revenue ...................      $          --       $  10,203,867       $  26,169,680          20,967,647
Cost of product sold ............                 --          (6,952,092)         (8,248,096)         (2,873,907)
Operating costs and expenses:
   Services, rent and maintenance                 --           4,450,359           8,701,887           7,052,294
   Selling and marketing ........            129,464           8,088,531          11,342,788           6,867,852
   General and administrative ...          4,776,593          10,876,022          16,721,759          14,349,743
   Depreciation and amortization              55,582           1,380,028           4,571,641           4,281,151
                                       -------------       -------------       -------------       -------------
Operating loss ..................         (4,961,639)        (21,543,165)        (23,416,491)        (14,457,300)
Other income (expense) ..........             57,031          (3,890,357)        (13,010,209)        (37,720,556)
                                       -------------       -------------       -------------       -------------
Net loss ........................      $  (4,904,608)      $ (25,433,522)      $ (36,426,700)      $ (52,177,856)
                                       =============       =============       =============       =============


                                                              YEAR ENDED DECEMBER, 31
                                       -------------------------------------------------------------------------
                                            1996               1997                1998                1999
                                       -------------       -------------       -------------       -------------
BALANCE SHEET DATA                                                  (U.S. Dollars)

Cash and cash equivalents .......      $  12,444,689       $  59,416,321       $  40,077,420       $  27,647,041
Pledged securities ..............                 --          38,728,563          23,942,069           8,249,664
Working capital .................         11,062,070          74,649,587          52,646,878          30,196,346
Fixed assets, net ...............          4,513,421          18,945,448          21,869,217          13,519,247
Total assets ....................         20,539,033         132,400,463          97,270,371          62,710,513
Total debt ......................                 --         125,000,000         125,000,000         125,000,000
Redeemable preferred stock ......         20,451,427          33,661,424          37,945,014          43,969,430
Shareholders' equity (deficit) ..      $  (4,875,936)      $ (33,968,791)      $ (73,468,856)      $(115,576,144)
                                       =============       =============       =============       =============



ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, INCLUDED ELSEWHERE HEREIN.

GENERAL

         PageNet do Brasil is a leading provider of paging and wireless messaging services in Brazil. The Company has secured licenses which enable it to broadcast paging services throughout the country, and currently serves approximately 90,189 subscribers. The Company has installed 82 paging transmitters in 10 cities (the "Existing Coverage Area"), commenced offering paging services in greater Sao Paulo in January 1997, began marketing paging services in greater Rio de Janeiro in September 1997 and in Brasilia in August 1999.

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

RESULTS OF OPERATIONS

         YEAR ENDED DECEMBER 31, 1999 COMPARED WITH YEAR ENDED DECEMBER 31, 1998



                                                     YEAR ENDED
                                                     DECEMBER 31
                                            -------------------------------
                                                1998               1999
                                            ------------       ------------

Total revenue ........................      $ 26,169,680       $ 20,967,647
Cost of products sold ................        (8,248,096)        (2,873,907)
                                            ------------       ------------
Net revenue ..........................        17,921,584         18,093,740
Operating costs and expenses:
Service, rent and maintenance ........         8,701,887          7,052,294
Selling, general and administrative ..        28,064,547         21,217,595
Depreciation and amortization ........         4,571,641          4,281,151
                                            ------------       ------------
   Total operating costs and expenses         41,338,075         32,551,040
                                            ------------       ------------
Operating loss .......................       (23,416,491)       (14,457,300)
Other income (expense) ...............       (13,010,209)       (37,720,556)
                                            ------------       ------------
Net loss .............................      $(36,426,700)      $(52,177,856)
                                            ============       ============
Other data:
EBITDA1 ..............................      $(18,844,850)      $(10,176,149)
Number of subscribers at end of period            96,767             90,189



         NET REVENUE. The Company's total revenues primarily consist of monthly fees paid by subscribers for the paging service, as well as product sales to both individuals and retailers, net of sales taxes. During the twelve months ended December 31, 1999, the Company was offering service to

--------
1 EBITDA is defined as operating income (loss) plus depreciation, amortization and non-cash charges. EBITDA is a commonly used measure of performance in the paging industry. While EBITDA should not be construed as a substitute for operating income (loss) or a better measure of liquidity than cash flow from operating activities, each of which is determined in accordance with U.S. GAAP, it is included herein to provide additional information regarding the ability of the Company to meet its capital expenditures and any future debt service. EBITDA, however, is not necessarily a measure of the Company's ability to fund its cash needs because it does not include capital expenditures, which the Company expects to continue to be significant.
    The Company's EBITDA might not be comparable to EBITDA of other companies.

customers in Sao Paulo and Rio de Janeiro. Service in Brasilia began in August 1999. For twelve months ended December 31, 1999, the Company's net revenue was $18,093,740 and $22,118,702 (before taxes) in service revenues, $1,090,089
(before taxes) in product sales to customers, cost of sales $2,873,907 and sales taxes of $2,241,144. During twelve months ended December 31, 1998, the Company's net revenue was $17,921,584 and $24,211,703 (before taxes) in service revenue and $4,718,106 it product sales to customer, cost of sales $8,248,096 and sales taxes $2,760,129. The cost of product sales in 1999 decreased in line with the decrease in the volume of products sold. Average monthly revenue per subscriber was approximately R$31.52 (US$17.35) and R$33.52 (US$28.88), respectively, for the years ended December 31, 1999 and December 31, 1998. The number of subscribers for the years ended December 31, 1999 and December 31, 1998 was 90,189 and 96,767, respectively. Of the 90,189 subscribers at December 31, 1999, 25,091 were subscribers that were acquired as a result of the Company's acquisition of Powernet Ltda.'s subscriber list.

         SERVICE, RENT AND MAINTENANCE EXPENSES. Service, rent and maintenance expenses include a portion of costs of compensation and benefits for the Company's dispatch and technical employees, transmitter site rentals, telephone line costs, transmission costs, vehicle rental costs, repair and maintenance expenditures and service call costs. During the twelve months ended December 31, 1999, the Company incurred $7,052,294 of expenses in connection with the operations in Sao Paulo, Rio de Janeiro and Brasilia. During the twelve months ended December 31, 1998, the Company incurred service, rent and maintenance expenses of $8,701,887.

         SELLING AND MARKETING. Selling and marketing expenses include commissions to salesmen and retailers, advertising and promotion. During the twelve months ended December 31, 1999, the Company incurred $6,867,852 of selling and marketing expenses. During the twelve months ended December 31, 1998, the Company incurred $11,342,788 of selling and marketing expenses.

         GENERAL AND ADMINISTRATIVE. General and administrative expenses include compensation benefits, rent, bank fees, outside services and the provision for losses on accounts receivable. During the twelve months ended December 31, 1999 and 1998, the Company incurred $14,349,743, and $16,721,759 respectively of general and administrative expenses. For the twelve months ended December 31, 1999 and 1998, included in such amounts is approximately $3,593,931 and $2,419,364, respectively, of costs associated with the provision for losses on accounts receivable.

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses consist primarily of depreciation of leased pagers, transmitters, paging terminals, leasehold improvements, telephone lines, cost of network installation and cost of acquisition paging subscribers from Powernet. Depreciation and amortization expenses were approximately $4,571,641 for the twelve months ended December 31, 1998 and $4,281,150 the twelve months ended December 31, 1999.

         OPERATING LOSS. For the twelve months ended December 31, 1999 the Company generated an operating loss of $14,457,300 and for the twelve months ended December 31, 1998 $23,416,491.



         OTHER INCOME (EXPENSE). The other income and (expense) line breaks down as follows:

          Interest Expense--Interest expense was $17,524,455 for the twelve months ended December 31, 1999, and $17,365,380 for the twelve months ended December 31, 1998, primarily as a result of interest associated with the Notes.


         Interest Income--Interest Income, increased to $19,908,166 for the twelve months ended December 31, 1999 primarily as a result of investing the net proceeds from the Senior Note offering and the proceeds from the issuance by the Company of its redeemable preferred stock. During the twelve months ended December 31, 1998 the interest income was $11,935,917.

         Exchange and Translation (Losses)--The Company's reporting currency is the U.S. dollar. Effective January 1, 1998, the Company determined that Brazil ceased to be a highly inflationary economy under SFAS No. 52 and began using the REAL as its functional currency. Prior to January 1, 1998, the Company used the U.S. dollars as its functional currency as required by SFAS No. 52 for U.S. dollar reporting entities doing business in highly inflationary economies.


         Currency exchange losses from the depreciation of the REAL against the U.S. dollar resulted in losses of $39,150,957 and $7,148,993 for the twelve months ended December 31, 1999 and 1998, respectively, relating to all U.S. dollar based transactions.



         Other Expense--Bank charges, CPMF, losses with sale of fixed assets and other were $953,310 for the twelve months ended December 31, 1999, and $431,753 for the twelve months ended December 31, 1998.


         NET LOSS. As explained above, net loss in the period presented is primarily attributable to the currency exchange loss.

         YEAR ENDED DECEMBER 31, 1998 COMPARED WITH YEAR ENDED DECEMBER 31, 1997

                                                YEAR ENDED DECEMBER 31,
                                            -------------------------------
                                                1997               1998
                                            ------------       ------------
Total revenue ........................        10,203,867         26,169,680
Cost of products sold ................        (6,952,092)        (8,248,096)
                                            ------------       ------------
Net revenue ..........................         3,251,775         17,921,584
Operating costs and expenses:
Services rent and maintenance ........         4,450,359          8,701,887
Selling, general and administrative ..        18,964,553         28,064,547
Depreciation and amortization ........         1,380,028          4,571,641
                                            ------------       ------------
    Total operating costs and expenses        24,794,940         41,338,075
                                            ------------       ------------
Operating loss .......................       (21,543,165)       (23,416,491)
Other income (expense) ...............        (3,890,357)       (13,010,209)
                                            ------------       ------------
Net loss .............................      $(25,433,522)      $(36,426,700)
                                            ============       ============
Other data:
EBITDA ...............................      $(20,163,137)      $(18,844,850)
Number of subscribers at end of period            47,260             96,767

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

         GENERAL AND ADMINISTRATIVE. General and administrative expenses include compensation benefits, rent, bank fees, outside services and the provision for losses on accounts receivable. During the twelve months ended December 31, 1998 and 1997, the Company incurred $16,721,759, and $10,876,022 respectively of general and administrative expenses. For the twelve months ended December 31, 1998 and 1997, included in such amounts is approximately $2,419,364 and $977,010, respectively, of costs associated with the provision for losses on accounts receivable.

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses consist primarily of depreciation of leased pagers, transmitters, paging terminals, leasehold improvements, telephone lines and cost of network installation. Depreciation and amortization expenses increased from approximately $1,380,028 for the twelve months ended December 31, 1997 $4,571,641 for the twelve months ended December 31, 1998, primarily due the purchase and installation of equipment necessary to buildout its paging network and the buildout of the Rio de Janeiro office during prior year.

         OPERATING LOSS. For the twelve months ended December 31, 1998 the Company generated an operating losses of $23,416,491 and for the twelve months ended December 31, 1997 $21,543,165.



         OTHER INCOME (EXPENSE). The other income (expense) line breaks down as follows:

         Interest Expense--Interest expense was $17,365,380 for the twelve months ended December 31, 1998, and $9,892,031 for the twelve months ended December 31, 1997. The increase resulted from additional interest expense on the Senior Notes.

         Interest Income--Interest Income increased to $11,935,917 for the twelve months ended December 31, 1998 primarily as a result of investing the net proceeds from the Note offering and issuance by the Company of its redeemable preferred stock. During the twelve months ended December 31, 1997 the interest income was $9,419,572.

         Exchange and Translation (Losses)--Exchange and translation losses was $3,417,898 for the twelve months ended December 31, 1997 primarily as a result of its short-term investments in Brazil. Effective January 1, 1998, the Company began using the real as its functional currency. Unless Brazil returns to a highly inflationary status, the Company does not expect to incur future exchange and translation gains and losses.

         Currency Exchange Loss--Currency exchange losses from the depreciation of the real against the U.S. dollar resulted in losses of $7,148,993 for the twelve months ended December 31, 1998. During the twelve months ended December 31, 1997 the Company did not have a currency exchange gain or loss, the functional currency was U.S. dollar.

         Other Expense--Bank charges, CPMF, losses with sale of fixed assets and other were $431,753 for the twelve months ended December 31, 1998, and $ 0 for the twelve months ended December 31, 1997.



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

                                                                PERIOD ENDED
                                                                DECEMBER 31,
                                                      -------------------------------
                                                          1996               1997
                                                      ------------       ------------
         Net revenue ...........................      $         --       $  3,251,775
         Operating costs and expenses:
         Services rent and maintenance .........                --          4,450,359
         Selling, general and administrative ...         4,906,057         18,964,553
         Depreciation and amortization .........            55,582          1,380,028
                                                      ------------       ------------
              Total operating costs and expenses         4,961,639         24,794,940
                                                      ------------       ------------
         Operating loss ........................        (4,961,639)       (21,543,165)
         Other income (expense) ................            57,031         (3,890,357)
                                                      ------------       ------------
         Net loss ..............................      $ (4,904,608)      $(25,433,522)
                                                      ============       ============
         Other data:
         EBITDA ................................      $ (4,906,057)      $(20,163,137)
         Number of subscribers at end of period                 --             47,260

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



         OTHER INCOME (EXPENSES). The other income (expense) line breaks down as follows:

         Interest Expense--Interest expense was $9,892,031 for the twelve month period ended December 31, 1997, primarily as a result of interest associated with the Notes.

         Interest Income--Interest income increased to $9,419,572 for the twelve month period ended December 31, 1997 primarily as a result of investing the net proceeds from the Note offering and issuance by the Company of its redeemable preferred stock.

         Exchange and Translation (Losses)--Exchange and translation losses increased to $3,417,898 for the twelve month period ended December 31, 1997 primarily as a result of its short-term investments in Brazil.



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

LIQUIDITY AND CAPITAL RESOURCES

         The Company's operations in 1999 continued to require capital to fund capital investment and ongoing operating losses. For the twelve months ended December 31, 1999 and 1998, the Company made capital expenditures of $4,366,365 and $11,808,542, respectively, and had negative cash flow of $12,430,379 and $19,338,901, respectively.

         The Company will also be required to make two interest payments on the Senior Notes in an aggregate amount equal to $16,875,000 in 2000, half of which will be funded from pledged securities and the other half from available cash.

         Given the Company's cash position as of December 31, 1999, the ability of the Company to continue as a going concern and to meet its obligations as they come due will, in the short term, be dependent upon the Company's ability to implement cost-cutting strategies that will substantially reduce operating losses and result in break even cash flow in 2000. Although the Company is hopeful that this can be achieved, it should be noted that the Company has generated negative cash flows since its inception.

INFLATION AND EXCHANGE RATES

         Inflation and exchange rate variations have had, and may continue to have, substantial effects on the Company's results of operations and financial condition. In periods of inflation, many of the Company's expenses will tend to increase. Generally, in periods of inflation, a Company is able to raise its prices to offset the rise in its expenses and may set its prices without government regulation. However, under Brazilian law designed to reduce inflation, the rates that the Company may charge to a particular subscriber may not be increased until the next anniversary of the subscriber's initial subscription date. Thus, the Company is less able to offset expense increases with revenue increases. Therefore, inflation may have a material adverse effect on the Company's results of operations and financial condition.

         Devaluation of the real has an adverse effect on the Company. The Company collects all of its revenues in reais, but pays certain expenses, (including pagers, a significant portion of its transmission equipment costs and all interest expense) in U.S. dollars. To the extent the real depreciates at a rate greater than the rate at which the Company is able to raise prices, the value of the Company's revenues (as expressed in U.S. dollars) will be adversely affected. This effect on the Company's revenues negatively impacts the Company's ability to fund U.S. dollar-based expenditures. Accordingly, devaluation of the real has a material adverse effect on the Company's results of operations and financial condition. Further, beginning January 1, 1998, the Company's financial statements reflect foreign currency gains and losses associated with monetary assets and liabilities denominated in currencies other than the real. See footnote "Foreign Currency Translation" contained in the Notes to Consolidated Financial Statements. As a result, the devaluation of the real against the U.S. dollar will cause the Company to record a loss associated with its U.S. dollar monetary liabilities and a gain associated with its U.S. dollar monetary assets. Given that the Company has a net U.S. dollar monetary liability position, the net effect of the devaluation of the real against the U.S. dollar is to generate transaction losses in the Company's financial statements.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT.

         The following section sets forth certain information as of April 21, 1999 with respect to each person who is an executive officer or director of the
Company:


NAME                                                             POSITION
----                                                             --------
Thomas C. Trynin...........................   President, Chief Executive Officer and Director
Wilson Olivieri............................   Vice President, Chief Operations Officer
Mozart Nino................................   Vice President, Chief Finance Officer
Maria Regina Mangabeira Albernaz Lynch.....   Director
Horacio Bernardes Neto.....................   Director
Helena de Araujo Lopes Xavier..............   Director

         With the exception of Wilson Olivieri and Mozart Nino, each of the above-named persons has served in the indicated position since the formation of the Company in December 1996. Mr. Nino joined PageNet as of August 1999.

MANAGEMENT COMMITTEE OF HOLDING LLC

         Holding LLC is managed by a Management Committee appointed solely by holders of a majority of the voting member interests. As of April 21, 1999, the following persons are members of the Management Committee:


NAME                                                             POSITION
----                                                             --------
Douglas M. Karp............................   Manager, Chairman of Management Committee
Gary D. Nusbaum............................   Manager, Member of Management Committee
Mark Knickrehm.............................   Member of Management Committee
H. Brian Thompson..........................   Member of Management Committee
Thomas C. Trynin...........................   Member of Management Committee

         With the exception of Messrs. Nusbaum and Knickrehm, each of the above-named persons has served in the indicated position(s) since the formation of Holding LLC in March 1997. Mr. Nusbaum replaced David E. Libowitz as Manager and Member of Management Committee in the second quarter of 1998 and Mr. Knickrehm replaced Barry A.
Fromberg as Member of Management Committee in the second quarter of 1998.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS.

         For the year ended December 31, 1999, the aggregate compensation, including bonuses, of all executive officers of the Company was approximately US$783,000. Members of the Board of Directors of the Company and Managers and Members of the Management Committee of Holding LLC (the "Members") who are not officers of the Company do not receive a salary from the Company.

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

                  Report of Independent Auditors.

                  Balance Sheet at December 31, 1998 and 1999.

                  Statement of Operations for the Years Ended December 31, 1997, 1998 and 1999.

                  Statement of Shareholders' Equity (Deficit) for the Years Ended December 31, 1997, 1998 and 1999.

                  Statement of Cash Flows for the Years Ended December 31, 1997, 1998 and 1999.

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

                  10.9* -- Technical Services Agreement dated as of December
                           11, 1996 between Paging Network do Brasil S.A. and Paging Network, Inc.

                  10.10*-- Operating Agreement and Other Covenants dated
                           December 11, 1996 between Paging Network do Brasil S.A. and Multiponto Telecomunicacoes Ltda. 10.11* -- Agreement of Promise of Assignment and Transfer of Permissions dated December 11, 1996 between Paging Network International N.V. and Multiponto Telecomunicacoes Ltda.

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

                  10.16+-- Employment Agreement dated December 11, 1996 between
                           Paging Network do Brasil S.A. and Thomas C. Trynin.



---------
* Incorporated herein by reference to the Exhibit to the Company's Registration Statement on Form F-4, Registration No. 333-29865.

+ Incorporated herein by reference to the Exhibit to the Company's Form 20-F for the fiscal year ended 1999.

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



                                          PAGING NETWORK DO BRASIL S.A.
                                                   (Registrant)


                                          By: /s/ Thomas C. Trynin
                                              --------------------------
                                              Thomas C. Trynin
                                              President and
                                              Chief Executive Officer


Date:  May 4, 2000

                          PAGING NETWORK DO BRASIL S.A.

                          INDEX TO FINANCIAL STATEMENTS


Report of Independent Auditors...............................................F-2

Balance Sheet at December 31, 1998 and 1999..................................F-3

Statement of Operations for the Years Ended
  December 31, 1997, 1998 and 1999...........................................F-4

Statement of Shareholders' Equity (Deficit) for the Years Ended
  December 31 1997, 1998 and 1999............................................F-5

Statement of Cash Flows for the Years Ended
  December 31, 1997, 1998 and 1999...........................................F-6

Notes to Financial Statements................................................F-7

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders

Paging Network do Brasil S.A.
Sao Paulo, Brazil



         We have audited the accompanying balance sheets of Paging Network do Brasil S.A. as of December 31, 1998 and 1999, and related statements of operations, shareholders' (deficit) and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paging Network do Brasil S.A. at December 31, 1999 and 1998 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.




                                        ERNST & YOUNG
                                        Auditores Independentes S.C.

Sao Paulo, Brazil
March 31, 2000

                          PAGING NETWORK DO BRASIL S.A.
                                  BALANCE SHEET
                            (AMOUNTS IN U.S. DOLLARS)


                                                                   DECEMBER 31,       DECEMBER 31,
                                                                      1998                1999
                                                                  -------------       -------------
ASSETS
Current assets:
     Cash and cash equivalents .............................      $     219,787       $      67,026
     Trading securities ....................................         39,857,633          27,580,015
     Accounts receivable, net ..............................            567,291             206,868
     Refundable taxes ......................................          1,383,380             959,978
     Pager inventories .....................................          2,233,240           1,868,006
     Prepaid expenses and other current assets .............            415,535             582,016
     Pledged securities held-to-maturity - current .........         15,764,225           8,249,664
                                                                  -------------       -------------
       Total current assets ................................         60,441,091          39,513,573
Fixed assets, net ..........................................         21,869,217          13,519,247
Pledged securities held-to-maturity ........................          8,177,844                  --
Debt issuance costs, net ...................................          6,443,007           5,792,864
Other assets ...............................................            339,212           3,884,829
                                                                  -------------       -------------
       Total assets ........................................      $  97,270,371       $  62,710,513
                                                                  =============       =============

LIABILITIES AND SHAREHOLDERS' (DEFICIT) Current liabilities:
     Accounts payable ......................................      $   1,376,981       $     211,977
     Accrued expenses ......................................          5,199,318           7,887,336
     Payable to related parties ............................          1,217,914           1,217,914
                                                                  -------------       -------------
       Total current liabilities ...........................          7,794,213           9,317,227
Senior notes ...............................................        125,000,000         125,000,000
Redeemable preferred stock, without par value
     Authorized shares - 63,000 shares
     Issued and outstanding 30,000 shares ..................         37,945,014          43,969,430

Shareholders' (deficit)
Common stock, without par value
     Authorized - 2,037,387 shares
     Issued and outstanding 1,378,401 shares ...............             30,760              30,760
Accumulated deficit ........................................        (77,096,213)       (144,897,253)
 Accumulated other comprehensive income ....................          3,596,597          29,290,349
                                                                  -------------       -------------
       Total shareholders' (deficit) .......................        (73,468,856)       (115,576,144)
                                                                  -------------       -------------
       Total liabilities and shareholders' (deficit) .......      $  97,270,371       $  62,710,513
                                                                  =============       =============
                                                                                      -------------



               See the accompanying notes to financial statements.

                          PAGING NETWORK DO BRASIL S.A.
                             STATEMENT OF OPERATIONS
                            (AMOUNTS IN U.S. DOLLARS)

                                                               YEAR ENDED DECEMBER 31,
                                                 --------------------------------------------------
                                                     1997               1998               1999
                                                 ------------       ------------       ------------
Revenues:
     Services, rent and maintenance revenue      $  4,217,273       $ 24,211,703       $ 22,118,702
     Product revenue ......................         7,564,045          4,718,106          1,090,089
                                                 ------------       ------------       ------------
Gross revenues ............................        11,781,318         28,929,809         23,208,791
     Sales taxes ..........................        (1,577,451)        (2,760,129)        (2,241,144)
                                                 ------------       ------------       ------------
     Total revenue ........................        10,203,867         26,169,680         20,967,647
Cost of products sold .....................        (6,952,092)        (8,248,096)        (2,873,907)
                                                 ------------       ------------       ------------
                                                    3,251,775         17,921,584         18,093,740
Operating costs and expenses:
     Services, rent and maintenance .......         4,450,359          8,701,887          7,052,294
     Selling, general and administrative ..        18,964,553         28,064,547         21,217,595
     Depreciation and amortization ........         1,380,028          4,571,641          4,281,151
                                                 ------------       ------------       ------------
       Total operating costs and expenses .        24,794,940         41,338,075         32,551,040
                                                 ------------       ------------       ------------
       Operating loss .....................       (21,543,165)       (23,416,491)       (14,457,300)
Other income (expense):
     Interest expense .....................        (9,892,031)       (17,365,380)       (17,524,455)
     Interest income ......................         9,419,572         11,935,917         19,908,166
     Other expense ........................                --           (431,753)          (953,310)
     Foreign currency exchange loss .......                --         (7,148,993)       (39,150,957)
     Exchange and translation loss ........        (3,417,898)                --                 --
                                                 ------------       ------------       ------------
       Total other expense ................        (3,890,357)       (13,010,209)       (37,720,556)
                                                                    ------------       ------------
Net loss ..................................      $(25,433,522)      $(36,426,700)      $(52,177,856)
                                                 ============       ============       ============

               See the accompanying notes to financial statements.

                          PAGING NETWORK DO BRASIL S.A.
                       STATEMENT OF SHAREHOLDERS' DEFICIT
                            (AMOUNTS IN U.S. DOLLARS)




                                                                                               ACCUMULATED
                                                                                                  OTHER
                                                          COMMON            ACCUMULATED        COMPREHENSIVE
                                                          STOCK               DEFICIT             INCOME              TOTAL
                                                       -------------       -------------       -------------      -------------
Balance as of December 31, 1996 .................      $      28,672       $  (4,904,608)      $          --      $  (4,875,936)
Issuance of common stock ........................              2,088                  --                  --              2,088
Net loss for the period .........................                 --         (25,433,522)                 --        (25,433,522)
Accrued dividends on redeemable preferred stock .                             (3,661,421)                            (3,661,421)
                                                       -------------       -------------       -------------      -------------
Balance as of December 31, 1997 .................             30,760         (33,999,551)                 --        (33,968,791)

Net loss for the period .........................                 --         (36,426,700)                 --        (36,426,700)
Foreign currency translation adjustment .........                 --                  --           3,596,597          3,596,597
                                                                                                                  -------------
Comprehensive loss for the year .................                                                                   (32,830,103)
Monetary adjustment on redeemable preferred stock                 --          (2,386,372)                 --         (2,386,372)
Accrued dividends on redeemable preferred stock .                 --          (4,283,590)                 --         (4,283,590)
                                                       -------------       -------------       -------------      -------------
Balance as of December 31, 1998 .................             30,760         (77,096,213)          3,596,597        (73,468,856)

Net loss for the period .........................                 --         (52,177,856)                 --        (52,177,856)
Foreign currency translation adjustment .........                 --                  --          25,693,752         25,693,752
                                                                                                                  -------------
Comprehensive loss for the year .................                                                                   (26,484,104)
Monetary adjustment on redeemable preferred stock                 --          (9,598,768)                 --         (9,598,768)
Accrued dividends on redeemable preferred stock .                 --          (6,024,416)                 --         (6,024,416)
                                                       -------------       -------------       -------------      -------------
Balance as of December 31, 1999 .................      $      30,760       $(144,897,253)      $  29,290,349      $(115,576,144)
                                                       =============       =============       =============      =============


               See the accompanying notes to financial statements

                          PAGING NETWORK DO BRASIL S.A.
                             STATEMENT OF CASH FLOWS
                            (AMOUNTS IN U.S. DOLLARS)

                                                                                                YEAR ENDED DECEMBER 31,
                                                                                 ---------------------------------------------
                                                                                     1997            1998            1999
                                                                                 -------------   -------------   -------------
Operating activities:
   Net loss ..................................................................   $ (25,433,522)  $ (36,426,700)  $ (52,177,856)
   Adjustments to reconcile net loss to net cash used by operating activities:
     Depreciation and amortization ...........................................       1,380,028       4,571,641       4,072,451
     Amortization of subscriber list .........................................              --              --         208,699
     Provision for losses on accounts receivable .............................         977,010       2,419,364       3,593,931
     Amortization of debt issuance costs .....................................         329,530         431,180         650,142
     Currency exchange loss ..................................................              --       7,148,993      39,150,957
     Provision for loss on long-lived assets .................................              --       1,112,292         185,481
     Loss on sale of equipment ...............................................              --          72,492         415,229
     Changes in operating assets and liabilities:
           Decrease in trading securities ....................................       6,874,783      15,080,936      15,683,962
           Decrease (increase) in accounts receivable ........................      (1,796,845)     (2,166,818)     (3,233,508)
           Decrease (increase) in refundable taxes ...........................         558,942      (1,224,234)        (14,921)
           Decrease (Increase) in pager inventories ..........................      (4,719,355)      4,132,452        (308,019)
           Decrease (Increase) in prepaid expenses and other current assets ..         462,079        (268,207)       (296,642)
           Increase in other assets ..........................................        (316,020)        (49,293)     (1,269,454)
           Decrease in accounts payable ......................................        (651,549)       (454,104)       (849,362)
           Increase in accrued expenses ......................................       3,678,961       1,249,939       4,027,862
           Increase (decrease) in payable to related parties .................        (283,124)       (304,120)             --
                                                                                 -------------   -------------   -------------
               Net cash (used in) provided by operating activities ...........     (18,939,082)     (4,674,187)      9,838,952
Investing activities:
     Purchase of subscriber list .............................................              --              --      (2,541,881)
     Decrease (increase) pledged securities held-to-maturity .................    (104,612,659)     15,284,017        (641,052)
     Purchase of fixed assets ................................................     (15,812,055)    (11,808,542)     (4,366,365)
     Proceeds from sale of equipment .........................................              --         366,853       1,011,268
                                                                                 -------------   -------------   -------------
               Net cash (used in) provided by investing activities ...........    (120,424,714)      3,842,328      (6,538,030)
Financing activities:
     Proceeds from the sale of common and redeemable preferred stock .........       9,550,660              --              --
     Proceeds of senior notes, net of debt issuance cost .....................     117,745,451              --              --
                                                                                 -------------   -------------   -------------
               Net cash provided by financing activities .....................     127,296,111              --              --
Effect of exchange rate changes on cash ......................................              --         674,642      (3,453,683)
                                                                                 -------------   -------------   -------------
Net decrease in cash and cash equivalents ....................................     (12,067,685)       (157,217)       (152,761)
Cash and cash equivalents at beginning of period .............................      12,444,689         377,004         219,787
                                                                                 -------------   -------------   -------------
Cash and cash equivalents at end of period ...................................   $     377,004   $     219,787   $      67,026
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
       Interest on senior notes ..............................................   $   8,437,500   $  16,875,000   $  16,875,000

               See the accompanying notes to financial statements

                          PAGING NETWORK DO BRASIL S.A.
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999
                            (AMOUNTS IN U.S. DOLLARS)


1.       ORGANIZATION



         Paging Network do Brasil S.A. (formerly Warburg Paging do Brasil Ltda., the "Company") was formed on April 7, 1996 through an investment by Warburg, Pincus Ventures, L.P.

         In October 1996, the Company increased its capital to approximately $5,500,000 and in December 1996, through the addition of three new shareholders, received approximately $15,000,000 of additional capital. In December 1996, the Company changed its name from Warburg Paging do Brasil Ltda. to Paging Network do Brasil Ltda. and then to Paging Network do Brasil S.A. following a change in its legal formation from a limited liability company (Ltda.) to a closed corporation (S.A.), at which time common stock in the limited liability company was exchanged for common and redeemable preferred stock in the Company. In June 1997, the Company issued $125,000,000 principal amount of 13-1/2% Senior Notes due June 6, 2005 (the "Senior Notes"). Prior to consummation of the Senior Note offering, the Company received from shareholders approximately $9,500,000 in exchange for additional shares of redeemable preferred stock, and effected a stock split of 40.74774 for each issued and outstanding share of common stock.

         Under the terms of the Technical Services Agreement executed in December 1996, the Company granted to PageNet N.V. the right to purchase up to 325,982 shares of Common Stock of the Company at $.025 per share. Under the terms of the Operating Agreement executed in December 1996, the Company granted Multiponto Telecomunicacoes Ltda and TVA Sistema de Televisao S.A. the right to purchase up to 40,748 shares each of Common Stock of the Company at $.025 per share.



2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


         The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The Company has adopted the U.S. dollar as its reporting currency

         The Company's significant accounting policies are as follows:

FOREIGN CURRENCY TRANSLATION

         Until December 31, 1997, the financial statements were translated from Brazilian reais to U.S. dollars in accordance with the provisions of Statement of Financial Accounting Standards No. 52 (SFAS 52) as it applies to entities operating in highly inflationary economies. Pager inventories, fixed assets and intangibles and related income statement accounts were remeasured at exchange rates in effect when the assets were acquired or the liabilities were incurred. All other assets and liabilities were remeasured at period end exchange rates, and all other income and expense items were remeasured at average exchange rates prevailing during the period. Remeasurement adjustments were included in exchange and translation gains (losses).

         Effective January 1, 1998, the Company determined that Brazil ceased to be a high inflationary economy under SFAS 52. Accordingly, as of January 1, 1998, the Company began using the real as its functional currency. As a result, all assets and liabilities are translated into dollars at period end exchange rates and all income and expense items are translated into U.S. dollars at the average exchange rate prevailing during the period. Translation adjustments are not included in determining net income (loss) but reported as the only component of accumulated other comprehensive income. Transaction (losses) associated with the Company's net U.S. dollar liability position is included in currency exchange loss.

FOREIGN CURRENCY HEDGE TRANSACTIONS

         During 1998 and 1999, the Company entered into various foreign currency transactions including swap agreements, with maturities of one to 12 months, to hedge its foreign currency exposure. At December 31, 1998 and 1999, the Company had an investment which was the equivalent of a U.S. dollar-denominated investment of $40 million and $27 million, respectively. During 1998 and 1999, these transactions reduced a portion of the devaluation risk associated with the Company's $125 million dollar Senior notes payable. Currency gains on investment transactions designated as hedges are yield adjustments and included in interest income.

         The counterparties to the Company's swap agreements consist of a number of major international financial institutions. The credit ratings and concentration of risk of these financial institutions are monitored on a continuing basis and present no significant credit risk to the Company.

REVENUE RECOGNITION

         The Company recognizes revenue under service, rental and maintenance agreements with customers as the related services are performed. Sales of pagers are recognized upon delivery. Sales commissions are included in selling, general and administrative expenses. The Company will rent certain pagers under month-to-month arrangements.

ADVERTISING COSTS

         The Company expenses the costs of advertising as incurred. Advertising expenses during 1997, 1998 and 1999 were $2,100,000, $3,437,000 and $1,858,212, respectively.

CASH EQUIVALENTS AND TRADING SECURITIES

         The Company considers all investments with a maturity of three months or less when purchased to be cash equivalents. Trading securities are liquid investments with a maturity of greater than three months, which are recorded at fair value.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

         The Company had an allowance for doubtful accounts of $1,400,000 at December 31, 1998 and $822,017 at December 31, 1999. Charges to the allowance during 1997, 1998 and 1999 were $0, $2,000,000 and $4,171,914, respectively.

INVENTORIES

         Inventories consist of certain types and brands of pagers (the subscriber devices) which are held primarily for resale. Inventories are recorded at the lower of average cost or market.

PLEDGED SECURITIES HELD-TO-MATURITY

         Pledged securities held-to-maturity consist of U.S. government securities, recorded at amortized cost which approximates market.



IMPAIRMENT OF LONG-LIVED ASSETS

         In accordance with Statement of Financial Accounting Standards No. 121, "Impairment of Long-Lived Assets to Be Disposed Of," the Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company continuously monitors conditions that may affect the carrying value of its fixed assets.

USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual result could differ from those estimates.

3.       RELATED PARTY TRANSACTIONS

         The Company has agreed to reimburse its shareholders for certain transaction costs associated with the formation of the Company and the $125,000,000 Senior Notes offering consummated on June 6, 1997. As of December 31, 1999, the Company had a payable of approximately $968,000 to Warburg, Pincus, approximately $250,000 to Paging Network International and had a receivable of approximately $346,000 from Warburg Pincus.

4.   SENIOR NOTES



         On June 6, 1997, the Company issued $125 million principal amount of 13-1/2% Senior Notes due June 6, 2005. Interest is payable semi-annually in arrears on June 6 and December 6 of each year. Of the $125 million proceeds approximately $45.6 million was used to purchase U.S. government securities, scheduled interest and principal payments from which are in amounts sufficient to provide for payment in full when due of the first six scheduled interest payments on the Senior Notes through June 6, 2000. Debt issuance costs are capitalized and amortized over the term of the debt using the effective yield method.

         The Senior Notes are redeemable on or after June 6, 2001 at the option of the Company, in whole or in part from time to time, at specified redemption prices declining annually to 100% of the principal amount on or after June 6, 2004, plus accrued interest. The Senior Notes contain certain covenants that, among other things, limit the ability of the Company to incur additional indebtedness or issue preferred stock, pay dividends or make certain other restricted payments. Upon a change of control, the Company is required to make an offer to purchase the Senior Notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any. In accordance with the covenants of the Senior Notes and the Company's current level of leverage, at December 31, 1999, the Company is unable to make any dividend payments.

5.       ACCRUED EXPENSES


         Accrued expenses at December 31, 1998 and 1999 are comprised of the following:

                                                     1998          1999
                                                  ----------    ----------

            Excise taxes payable .............    $  334,174    $  207,506
            Withholding taxes payable ........       247,733       231,853
            Payroll and other benefits payable     1,439,289     1,014,403
            Accrued interest payable .........     1,125,000     1,125,000
            Tax contingency accrual* .........            --     3,380,720
            Other ............................     2,053,122     1,927,854
                                                  ----------    ----------
                                                  $5,199,318    $7,887,336
                                                  ==========    ==========

         Tax contingency accrual for certain taxes relating to interest income and exchange gains that are being disputed in good faith by the Company.



6.       REDEEMABLE PREFERRED STOCK



         The redeemable preferred stock has an accruing dividend with an effective annual rate of 12% compounding quarterly for the first five years from its issuance on December 11, 1996. On the fifth anniversary of its issuance, the dividend increases to an effective rate of 14% compounding quarterly. On the sixth anniversary all previously accrued dividends are to be paid in kind. The annual dividend rate will increase to 16% in the seventh year, 18% in the eighth year, and 20% in the ninth and tenth years. After the sixth anniversary, subject to the terms of the Indenture, all dividends are payable in cash. The Company is required to redeem, in U.S. dollars, the redeemable preferred stock at $1,000 per share plus accrued and unpaid dividends on the tenth anniversary of its issuance.

         The holders of the redeemable preferred stock are entitled to voting rights limited to specific matters included in the Company's by-laws.

         The amount of accrued and unpaid dividends on the redeemable preferred stock at December 31, 1998 and 1999 was $7,945,014 and $13,969,430,
respectively.



7.       FIXED ASSETS



         Fixed assets at December 31, 1998 and 1999 are comprised of the following:

                                                                              PERIOD OF
                                               1998            1999          DEPRECIATION
                                            -----------     -----------      -------------
Furniture and fixtures..................    $ 1,915,206     $ 1,328,163        10 years
Equipment...............................     13,643,133      10,321,054       5-10 years
Pagers..................................      7,888,885       6,513,073       2.5 years
Leasehold improvements..................      4,104,869       2,828,009        5 years
                                             27,552,093      20,990,299
Less - Accumulated depreciation.........     (5,682,876)     (7,471,052)
                                            -----------     -----------
                                            $21,869,217     $13,519,247
                                            ===========     ===========


8.       OTHER ASSETS


         Other assets on December 31, 1999, includes $ 2,366,396 relating to the net intangible cost of acquisition paging subscribers from Powernet Ltda.

9.  COMMITMENTS

    The Company has entered into various office space and transmission antenna rental agreements. These agreements are readjusted periodically for inflation. Rental expense commitments at December 31, 1999 calculated in reais and translated into U.S. dollars at the December 31, 1999 closing exchange rate are as follows.

                       2000               $ 1,401,000
                       2001               $ 1,347,000
                       2002               $   261,000
                       2003               $   119,000
                       2004               $    40,000

         Total rental expense for the years ended December 31, 1997, 1998 and 1999 was $ 2,011,000, $3,020,600 and $1,923,261, respectively.

10.      INCOME TAXES

         The Company has not recognized any future income tax benefit for its net operating loss carryforwards as it is more likely than not that it will not be able to realize a benefit from such losses in the future. The net operating loss carryforwards amounted to $14.9 million, $27.3 million and $73.4 million at December 31, 1997, 1998 and 1999, respectively. Under Brazilian law, net operating losses may be carried forward for an unlimited period of time. Use of these losses, however, is restricted to 30% of taxable income in a tax period. For reporting purposes, a valuation allowance of 100% has been recognized.

11.      YEAR 2000

         The Company has recorded no interruptions or problems in connection with its Year 2000 conversion plans.

12.      RECENT EVENTS

         On December, 1999, the Company finalized an agreement to acquire 30,606 paging subscribers from Powernet Ltda., a Brazilian paging company wholly owned subsidiary of Motorola, for US$ 3,390,240.